UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

___________________

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Fourth quarter 2022 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	Fourth quarter 2022 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 4, 2022

Item 1

BSMX
LISTED
NYSE

Earnings Release

4Q. 2021

Santander

TABLE OF CONTENTS

I.Key Highlights for the Quarter	2
II. CEO Message	3
III. Summary of 4Q21 Consolidated Results	4
IV. Analysis of 4Q21 Consolidated Results	11
V.Relevant Events, Transactions and Activities	27
VI.Awards and Recognitions	29
VII.Credit Ratings	29
VIII.4Q21 Earnings Call Dial-In Information	31
IX.Analyst Coverage	31
X.Definition of Ratios	31
XI.Consolidated Financial Statements	34
XII.Notes to Consolidated Financial Statements	41
XIII.Special Accounting Criteria — Subsidiaries	167

Earnings Release | 4Q.2021
Banco Santander México
1

I.Key Highlights for the Quarter

Banco Santander México Reports Fourth Quarter 2021 Net Income of Ps.5,245 Million

-	Strong YoY total loan portfolio growth, outpacing the system, supported by sustained market share gains in mortgages and auto loans. While loan volumes in the commercial portfolio were driven by a pick-up in corporate and government lending.

-	Total deposits continued growing at a solid pace, improving the Bank’s funding mix by favoring demand deposits over term deposits. Meanwhile, contribution of inviduals has increased considerably during the last five years, in both demand and term deposits, currently the contribution of individuals in total deposits represent 38.6% vs 24.2% in 2016.

-	Net income decreased 4.3% YoY in 4Q21, mainly due to higher expenses and provisions for loan losses, partially offset by a lower effective tax rate, solid growth in market related income and higher other operating income.

Mexico City – February 3th, 2022, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and twelve -month periods ending December 31st, 2021.

Banco Santander México reported net income of Ps.5,245 million in 4Q21, representing a YoY decrease of 4.3% and a QoQ increase of 8.3%. On a cumulative basis, net income for 12M21 reached Ps.18,080 million, representing a 10.3% YoY decrease.

HIGHLIGHTS
Results (Million pesos)	4Q21	3Q21	4Q20	%QoQ	%YoY	12M21	12M20	%YoY
Net interest income	16,046	15,684	16,272	2.3	(1.4)	63,085	65,188	(3.2)
Fee and commission, net	4,760	4,447	4,709	7.0	1.1	18,982	18,694	1.5
Core revenues	20,806	20,131	20,981	3.4	(0.8)	82,067	83,882	(2.2)
Provisions for loan losses	4,289	4,385	3,152	(2.2)	36.1	20,817	21,263	(2.1)
Administrative and promotional expenses	12,636	10,750	11,102	17.5	13.8	43,235	40,915	5.7
Net income	5,245	4,843	5,480	8.3	(4.3)	18,080	20,154	(10.3)
Net income per share[1]	0.77	0.71	0.81	8.3	(4.3)	2.66	2.97	(10.3)

Balance Sheet Data (Million pesos)	Dec-21	Sep-21	Dec-20	%QoQ	%YoY	Dec-21	Dec-20	%YoY
Total assets	1,639,652	1,669,138	1,856,213	(1.8)	(11.7)	1,639,652	1,856,213	(11.7)
Total loans	750,966	715,759	702,769	4.9	6.9	750,966	702,769	6.9
Deposits	783,118	766,336	764,444	2.2	2.4	783,118	764,444	2.4
Shareholders´ equity	165,894	165,020	158,871	0.5	4.4	165,894	158,871	4.4

Key Ratios (%)	4Q21	3Q21	4Q20	bps QoQ	bps YoY	12M21	12M20	bps YoY
Net interest margin	4.46	4.64	4.50	(18)	(4)	4.51	4.71	(20)
Net loans to deposits ratio	92.94	90.27	88.62	267	432	92.94	88.62	432
ROAE	12.92	11.96	14.73	96	(181)	11.13	13.55	(242)
ROAA	1.20	1.10	1.34	10	(14)	1.03	1.23	(20)
Efficiency ratio	56.00	50.97	52.06	503	394	50.39	46.06	433
Capital ratio	21.56	21.46	19.01	10	255	21.56	19.01	255
NPLs ratio	2.18	2.85	3.08	(67)	(90)	2.18	3.08	(90)
Cost of Risk	2.90	2.75	2.89	15	1	2.90	2.89	1
Coverage ratio	141.38	117.56	116.87	—	—	141.38	116.87	—

Operating Data	Dec-21	Sep-21	Dec-20	%QoQ	%YoY	Dec-21	Dec-20	%YoY
Branches	1,036	1,039	1,013	(0.3)	2.3	1,036	1,013	2.3
Branches and offices[2]	1,346	1,350	1,350	(0.3)	(0.3)	1,346	1,350	(0.3)
ATMs	9,498	9,564	9,448	(0.7)	0.5	9,498	9,448	0.5
Customers	19,592,102	19,470,357	18,707,976	0.6	4.7	19,592,102	18,707,976	4.7
Employees	25,276	24,901	21,183	1.5	19.3	25,276	21,183	19.3

1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 4Q.2021
Banco Santander México
2

II. CEO Message

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “During the fourth quarter, we maintained a strong balance sheet and liquidity position. We also started to see strengthening loan volumes, mostly boosted by commercial loans, with corporate loans increasing nearly 18% year-over-year while government loans grew 14%. Our individual loans continue outpacing the market, supported by sustained market share gains in mortgages and auto loans. In the consumer segment, we have been seeing signs of a solid sequential recovery, especially in credit cards, as economic activity starts to gather momentum. The segment was also helped by effective cross-selling within our commercial network and by promotional campaigns that we launched throughout the year.

Our deposits continue growing at a solid pace, while our funding mix improves as we favor demand over term deposits. In fact, our current deposit mix, with 72% demand and 28% term, is one of the best blends we have ever achieved. Also, it is worth highlighting that the contribution of individuals has increased considerably in both demand and term deposits. Currently, the contribution of individuals in total deposits represents close to 39%. Additionally, both our individual and corporate demand deposits are still expanding at high single-digit rates versus fourth quarter 2020, underscoring the success of our loyalty and customer acquisition strategies as well as our focus on lowering funding costs even further.

NPLs maintained their downward trend, reaching levels not seen since early 2020, reflecting our prudent risk management and resulting in a healthier loan portfolio. As Mexico’s economic activity picks up and our operating environment gains traction, we are pointing to more normalized levels of provisions and cost of risk, and therefore to further improvements in asset quality.

We ended another year during which we again faced the enormous, unpredictable and myriad challenges of the pandemic. Yet we remained resolute, quickly adapting and continuing to support many customers and businesses. As we enter the new year, we continue executing our strategy to strengthen client loyalty and further digitalize our products and operations, with the same ambition to become the bank that provides the best customer experience in Mexico. We also continue implementing many other growth initiatives, making new investments in our bank’s transformation, mainly in IT and digitalization, while seeking higher efficiency levels across business lines. Although we made additional progress this year, we are mindful that we must accelerate the pace of transformation.”

Earnings Release | 4Q.2021
Banco Santander México
3

III. Summary of 4Q21 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of December 2021, increased 6.9% YoY, or Ps.48,197 million, to Ps.750,966 million, and 4.9%, or Ps.35,207 million, on a sequential basis.

During the quarter, total loan portfolio reflected strong YoY growth, supported by sustained market share gains in mortgages and auto loans. While loan volumes in the commercial portfolio were driven by a pick-up in corporate and government lending.

Deposits

Deposits, which represent 82.5% of Banco Santander México’s total funding1, increased 2.4% YoY in December 2021. In turn, demand deposits increased 9.0% YoY, while time deposits decreased 11.3% YoY, as lower interest rates made customers favor short term liquidity and supported by the Bank’s efforts to improve funding mix. On a sequential basis, demand deposits remained flat, while time deposits grew 8.0%, driven by recent hikes in the reference rate over the last couple of months of 2021. It is worth noting that demand deposits from individuals increased 8.0% YoY, supported by the Bank’s ongoing efforts to attract this type of deposits, in line with the strategy of focusing on prioritizing individual deposits and foregoing certain expensive corporate deposits.

In December 2021, demand deposits from individuals represented 36.8% of total demand deposits, compared with 37.1% in December 2020. Time deposits from individuals represented 43.4% of total time deposits, compared with 37.4% a year ago.

The loans-to-deposits ratio stood at 92.94% in December 2021, which compares to 88.62% in December 2020, and 90.27% in September 2021, maintaining a sound funding position.

_____________________

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 4Q.2021
Banco Santander México
4

Net income

Banco Santander México reported 4Q21 net income of Ps.5,245 million, representing a decrease of 4.3% YoY, and an increase of 8.3% sequentially. The YoY decrease was mainly due to higher expenses and provisions for loan losses, partially offset by a lower effective tax rate, solid growth in market related income and higher other operating income. On a cumulative basis, net income for 12M21 reached Ps.18,080 million, representing a 10.3% YoY decrease.

Net income statement
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	21/20
Net interest income	16,046	15,684	16,272	2.3	(1.4)	63,085	65,188	(3.2)
Provisions for loan losses	(4,289)	(4,385)	(3,152)	(2.2)	36.1	(20,817)	(21,263)	(2.1)
Net interest income after provisions for loan losses	11,757	11,299	13,120	4.1	(10.4)	42,268	43,925	(3.8)
Commission and fee income, net	4,760	4,447	4,709	7.0	1.1	18,982	18,694	1.5
Net gain (loss) on financial assets and liabilities	1,342	1,474	723	(9.0)	85.6	5,031	6,181	(18.6)
Other operating income	416	(514)	(379)	—	—	(1,304)	(1,232)	5.8
Administrative and promotional expenses	(12,636)	(10,750)	(11,102)	17.5	13.8	(43,235)	(40,915)	5.7
Operating income	5,639	5,956	7,071	(5.3)	(20.3)	21,742	26,653	(18.4)
Equity in results of associated companies	30	43	79	(30.2)	(62.0)	200	178	12.4
Operating income before income taxes	5,669	5,999	7,150	(5.5)	(20.7)	21,942	26,831	(18.2)
Income taxes (net)	(424)	(1,156)	(1,670)	(63.3)	(74.6)	(3,862)	(6,677)	(42.2)
Net income	5,245	4,843	5,480	8.3	(4.3)	18,080	20,154	(10.3)
Effective tax rate (%)	7.48	19.27	23.36			17.60	24.89

4Q21 vs 4Q20

The 4.3% year-on-year decrease in net income was principally driven by:

i)	A 13.8%, or Ps.1,534 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses and higher technology services expenses, partly offset by a decrease in taxes and duties. The increase in personal expenses, was due to a change in Mexican legislation regarding the profit sharing benefit (PTU), that required an additional charge of Ps.959 million, hiring of employees that were previously outsourced and by a general salary increase;

ii)	A 36.1%, or Ps.1,137 million, increase in provisions for loan losses, reflecting a low base in 4Q20;

iii)	A 1.4%, or Ps.226 million, decrease in net interest income, reflecting a combination of lower interest income from credit cards and investments in securities and higher interest expenses for deposits, partially compensated by higher interest income from the loan portfolio – excluding credit cards; and

Earnings Release | 4Q.2021
Banco Santander México
5

iv)	A 62.0%, or Ps.49 million, decrease in the results of associated companies due to the recognition of GetNet México investment.

The decrease in net income was partially offset by:

i)	A 74.6%, or Ps.1,246 million, decrease in income taxes, which resulted in a 7.48% effective tax rate for the quarter, compared to 23.36% in 4Q20, due to a higher than expected inflation;

ii)	A Ps.795 million, increase in other operating income, mostly resulting by income from sale of acquiring business contracts, lower premiums paid on guarantees for the SMEs loan portfolio and higher other income, partially offset by lower cancellation of liabilities and reserves;

iii)	A 85.6%, or Ps.619 million, increase in net gains on financial assets and liabilities, as the Bank was able to capitalize on rising interest rates coupled with exchange rate volatility; and

iv)	A 1.1%, or Ps.51 million, increase in net commissions and fees, mainly due to increases in financial advisory services, insurance fees, collection services, foreign trade, investment funds, account management and lower banks correspondents commissions, partly offset by a decrease in debit and credit card fees, purchase-sale of securities and money market and an increase in other commissions and fees paid.

12M21 vs 12M20

The 10.3% year-on-year decrease in net income was principally driven by:

i)	A 5.7%, or Ps.2,320 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses, technology services expenses and depreciation and amortization, partly offset by decreases in other expenses, taxes and duties and professional fees. The increase in personal expenses, was due to a change in Mexican legislation regarding the PTU payment, that required an additional charge of Ps.959 million, hiring of employees that were previously outsourced and by a general salary increase;

ii)	A 3.2%, or Ps.2,103 million, decrease in net interest income, due to lower interest income from total loan portfolio – including credit cards and investment in securities, partially compensated by lower deposit costs;

iii)	A 18.6%, or Ps.1,150 million, decrease in net gains on financial assets and liabilities, mostly resulting of a higher base in 2020, due to extraordinary gains related to the sale of certain securities to strengthen the Bank’s liquidity position; and

iv)	A 5.8%, or Ps.72 million, increase in other operating expenses, mostly resulting from lower cancellation of liabilities and reserves, higher legal expenses and costs related to portfolio recoveries, lower profit from sale of foreclosed assets and lower interest on personnel loans, partly offset by income from sale of acquiring business contracts.

The decrease in net income was partially offset by:

i)	A 42.2%, or Ps.2,815 million, decrease in income taxes, which resulted in a 17.60% effective tax rate in 12M21, compared to 24.89% in 12M20, due to a higher inflation;

ii)	A 2.1%, or Ps.446 million, decrease in provisions for loan losses, as the Bank continues moving toward a more normalized operating environment;

iii)	A 1.5%, or Ps.288 million, increase in net commissions and fees, mainly due to increases in insurance fees, investment funds, collection services, financial advisory services and foreign trade, partly offset by a decrease in debit and credit card fees and an increase in other commissions and fees paid; and

iv)	A 12.4%, or Ps.22 million, increase in the results of associated companies due to the recognition of GetNet México investment.

Earnings Release | 4Q.2021
Banco Santander México
6

Gross operating income

Banco Santander México’s gross operating income for 4Q21 totaled Ps.22,148 million, representing an increase of 2.0% YoY, or Ps.444 million, and 2.5% QoQ, or Ps.543 million. The YoY increase was mainly due to solid performance in market related income and higher net commissions and fees income, partially offset by soft net interest income. Gross operating income for 12M21 amounted Ps.87,098 million, decreasing 3.3% YoY, or Ps.2,965 million.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	YoY
Net Interest Income	72.45	72.59	74.97	(14)	(252)	72.43	72.38	5
Net Commissions and Fees	21.49	20.59	21.70	90	(21)	21.79	20.76	103
Market related revenue	6.06	6.82	3.33	(76)	273	5.78	6.86	(108)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 4Q21 decreased 181 basis points to 12.92%, from 14.73% reported in 4Q20 and increased 96 basis points from 11.96% in 3Q21. For 12M21, ROAE stood at 11.13%, 242 basis points lower than the 13.55% reported in 12M20. The ROAE was impacted by an environment of limited growth in volumes, along with lower interest rates and higher provisions as a result of the additional reserves that the Bank had to build during 2021. The Bank continues accumulating capital per regulator’s recommendation to limit the pay out dividend of 2019 and 2020 earnings. In this regard, on November, 2021 the Bank paid a cash dividend of Ps.1,867 million, or Ps.0.28 per share.

Earnings Release | 4Q.2021
Banco Santander México
7

Strategic initiatives and commercial actions

Banco Santander Mexico is one of the leading financial groups in the country, focused on business transformation and innovation. In this uncertain and highly competitive environment, digital technology is transforming markets. Therefore, investing in technology puts Banco Santander Mexico at the forefront of the industry and strengthens its value proposition. The Bank's strategic priority is to simplify its processes faster, launch innovative products and services and the overall customer experience to attract potential customers while building a stronger franchise to effectively address the challenges and continue to be a major player in the market.

The most relevant aspects of the fourth quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new breadth of products and services, which will allow it to cater to its customers more comprehensively.

▪	The “LikeU” credit card, which is our latest credit card, the first in Mexico with “on-demand services” and with the highest security specifications, is having good market acceptance. Since its launch in early September, the Bank has issued +354 thousand Like U cards and 76% of active cards record at least one purchase. Through this new offer, Banco Santander Mexico strongly believes that will be almost doubling the acquisition of new accounts in 2022, helping to grow steadily and organically the portfolio in a more profitable way.

▪	The Bank continued promoting referrals to digital channels through campaigns and incentives aimed at customers. During “El Buen Fin” in Mexico and the Christmas holiday season, several benefits were offered when using the Like U credit card, seeking greater adoption of the new card.

▪	The bank is working on reinforcing its loans through ATMs by creating a secure and digital experience for customers; with only a debit card and the PIN access clients can acquire new loans. As of 4Q21, ATMs are placing 1 out of 10 new credits.

▪	In line with the Bank's strategy, a new pre-approved payroll loan was launched so that customers can have an advanced payment for up to 5 - 8 thousand pesos, which will be deducted through their payroll without any interest. With this new offer, added to those already existing in the payroll plan, Banco Santander Mexico estimates that it will be increasing the acquisition of new payroll accounts by 500 thousand by year-end, contributing to the organic growth of the segment, without living aside prudent risk management.

▪	The Bank announced the alliance with the National Chamber of the Restaurant and Spicy Food Industry (CANIRAC as per its acronym in Spanish) seeking to support the recovery of the restaurant sector through loan offers, POS terminals and other banking products that are expected to impact the 15 thousand members and more than 60 delegations distributed throughout the country.

▪	The Bank established a new direct communication channel called Santander Whatsapp as part of the digital service strategy and because customers’ needs are evolving.

▪	Santander Mexico will investment Ps.11 billion by 2022 in infrastructure and digital development as part of the Bank’s ongoing investment program. This is the largest amount for a single year in technology in the Bank's history.

▪	This quarter, Santander increased its market share in auto loans by 204 bps QoQ to +12% (as of December) maintaining the 4th position in the market. All this thanks to the alliances that the bank has with Honda, Mazda, Tesla, Suzuki and Peugeot, together with Super Auto Santander, a platform that integrates the commercial and insurance offering in one place, allowing to offer an online pre-approval in less than 10 minutes.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes end to end. In the quarter, the platform processed 95% of transactions digitally, which helped the Bank to consolidate as the second largest mortgage originator in the market. As of 4Q21, around 56% of originations came through Hipoteca Plus, which helps to drive cross-selling products, and 40% through Hipoteca Free. Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client's profile.

Earnings Release | 4Q.2021
Banco Santander México
8

▪	The Bank continues to increase the number of its digital and mobile clients by 10% and 12% YoY, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 41% of active clients (vs 39% in the fourth quarter of 2020). Moreover, digital transactions now account for almost 43% of total transactions, increasing 9.3 pp compared to December 2020. As of December 2021, 56% of product sales were made through digital channels, compared to 41% a year ago.

Customers
(Thousands)				% Variation
	Dec-21	Sep-21	Dec-20	QoQ	YoY
Loyal Customers[1]	3,853	3,784	3,588	1.8	7.4
Digital Customers[2]	5,499	5,265	5,001	4.4	10.0
Mobile Customers[3]	5,247	5,006	4,685	4.8	12.0

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

For Santander, being sustainable means taking into account the communities (individuals and companies) where we are present, in order to generate continuous and profitable social progress at an economic, environmental and ethical level.

We are committed to integrating into our operation the criteria, policies and internal processes that guarantee the care of the social and environmental aspects that demand of us, both sustainability and the 2030 Agenda for Sustainable Development.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and in the world. On this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse and inclusive work environment, where leadership and commitment follow the Simple, Personal and Fair culture, while designing products focused on the client.

The goal to achieve an Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

At Grupo Santander, sustainability is made up of four pillars that mark the path of all our actions: Economic, Social, Environmental, Ethical and Corporate Governance.

For more details, please visit the Responsible Banking section in the investor relations website.y

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions:

•	In February 2022, Banco Santander Mexico was included for the second consecutive year in the S&P “Sustainability Yearbook 2022”.

•	In November 2021, Banco Santander Mexico was selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index (DJSI MILA 2021) for the second consecutive year.

•	In August 2021, the Bank was recognized as an Outstanding Leader in Sustainable Finance in Latin America by Global Finance Magazine.

•	In July 2021, International Finance Magazine recognized Santander Mexico as the Best Financial Inclusion Bank in the country and as the Most Socially Responsible Bank in Mexico.

•	In February 2021, Santander Mexico was the only bank in the country included in the S&P “Sustainability Yearbook 2021”. Additionally, the Bank obtained the “Industry Mover” emblem, for surpassing the score obtained in 2020 and presenting the strongest improvement in the financial sector.

Earnings Release | 4Q.2021
Banco Santander México
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•	In 2021, Tuiio by Santander has been recognized as an outstanding practice to end poverty in Mexico within the study carried out by Mexico Global Compact, which pursues the 17 Sustainable Development Goals proposed by the 2030 Agenda of the United Nations.

•	In 2021, Laura Diez Barroso, Chairman of the Board of Directors of Santander Mexico, was named as one of "The 100 most powerful women in business" by Expansión within the framework of International Women's Day. In addition, Mrs. Diez Barroso participated in the signing of the commitment of banking to reduce the gender gap in the financial system in Mexico.

•	In 2020, it was included as constituted on the new S&P/BMV Total Mexico ESG Index, which replaced the IPC Sustainability Index, of which the Bank was part for seven consecutive years since 2013.

•	The Bank was part of the FTSE4Good Index from 2018 to 2021.

•	Santander Private Banking, Best Private Banking according to Euromoney since 2017.

•	Member of the United Nations Global Compact since 2012.

•	Santander Mexico holds an ISO 14001:2015 certification since 2004.

•	It has had a Responsible Banking recognition since 2004 by ESR (Empresa Socialmente Responsible by its acronym in Spanish).

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 4Q.2021
Banco Santander México
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IV. Analysis of 4Q21 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the total loan portfolio showed a strong YoY growth, outpacing the market, supported by sustained market share gains in mortgages and auto loans. While loan volumes in the commercial portfolio were driven by a pick-up in corporate and government lending. As a result, the total loan portfolio increased 6.9% YoY, or Ps.48,197 million, to Ps.750,966 million in December 2021. On a sequential basis, total loan portfolio increased 4.9%, or Ps.35,207 million.

Portfolio Breakdown
Million pesos				% Variation
	Dec-21	Sep-21	Dec-20	QoQ	YoY
Commercial	435,364	411,419	414,186	5.8	5.1
Middle-market	200,834	200,885	194,058	(0.0)	3.5
Corporates	84,447	68,033	71,641	24.1	17.9
SMEs	55,787	56,853	65,371	(1.9)	(14.7)
Government & Financial Entities	94,296	85,648	83,116	10.1	13.5

Individuals	315,602	304,340	288,583	3.7	9.4
Consumer	121,762	116,066	115,712	4.9	5.2
Credit cards	53,405	50,454	53,809	5.8	(0.8)
Other consumer	68,357	65,612	61,903	4.2	10.4
Mortgages	193,840	188,274	172,871	3.0	12.1
Total	750,966	715,759	702,769	4.9	6.9

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 58.0% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 45.4% of the total. Middle-market, Corporate and SME loans represented 26.8%, 11.2% and 7.4% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 42.0% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 25.8%, 9.1% and 7.1% of the total loan portfolio, respectively.

Earnings Release | 4Q.2021
Banco Santander México
11

Loan portfolio breakdown
Million pesos
	Dec-21%		Sep-21%		Dec-20%
Performing loans
Commercial	430,969	57.4	404,239	56.5	407,941	58.0

Individuals	303,606	40.4	291,144	40.7	273,188	38.9
Consumer	117,995	15.7	111,992	15.6	108,173	15.4
Credit cards	51,502	6.9	48,346	6.8	49,793	7.1
Other consumer	66,493	8.9	63,646	8.9	58,380	8.3
Mortgages	185,611	24.7	179,152	25.0	165,015	23.5
Total performing loans	734,575	97.8	695,383	97.2	681,129	96.9

Non-performing loans
Commercial	4,395	0.6	7,180	1.0	6,245	0.9

Individuals	11,996	1.6	13,196	1.8	15,395	2.2
Consumer	3,767	0.5	4,074	0.6	7,539	1.1
Credit cards	1,902	0.3	2,108	0.3	4,016	0.6
Other consumer	1,865	0.2	1,966	0.3	3,523	0.5
Mortgages	8,229	1.1	9,122	1.3	7,856	1.1
Total non-performing loans	16,391	2.2	20,376	2.8	21,640	3.1

Total loan portfolio
Commercial	435,364	58.0	411,419	57.5	414,186	58.9

Individuals	315,602	42.0	304,340	42.5	288,583	41.1
Consumer	121,762	16.2	116,066	16.2	115,712	16.5
Credit cards	53,405	7.1	50,454	7.0	53,809	7.7
Other consumer	68,357	9.1	65,612	9.2	61,903	8.8
Mortgages	193,840	25.8	188,274	26.3	172,871	24.6
Total loan portfolio	750,966	100.0	715,759	100.0	702,769	100.0

As of December 2021, commercial loans increased 5.1% YoY, or Ps.21,178 million, due to increases of 17.9%, or Ps.12,806 million in corporate loans, 16.7%, or Ps.12,227 million in government entities loans and 3.5%, or Ps.6,775 million in middle-market loans. Meanwhile, SMEs and financial institutions loans, decreased, 14.7% YoY, or Ps.9,583 million and 10.4% YoY,or Ps.1,047 million, respectively. The YoY increase, reflected a pick-up in corporate and government loans, while middle-market and SMEs loans remained soft. Sequentially, commercial loans increased 5.8% or Ps.23,945 million.

Mortgage loans continued showing robust growth, increasing 12.1% YoY, or Ps.20,969 million and 3.0%, or Ps.5,566 million sequentially. The “Hipoteca Plus” product remains a main driver behind this strong performance, accounting for 56% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, as well as build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed the Bank to be more efficient in terms of response times and eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. During 4Q21, 95% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 15.9% YoY.

It is worth noting that auto loans continued showing a strong performance, increasing 2.2x in December 2021 with respect to December 2020 and a 20.4%, or Ps.3,086 million, sequentially. This was a result of the Bank’s alliances with leading automakers, such as Honda, Mazda, Suzuki, Peugeot and Tesla, among others, togheter with “Super Auto Santander” platform. According to the last information published by CNBV, as of December 2021, market share in this business was 12.4% vs. 5.4% a year ago.

Credit card loans contracted 0.8% YoY, or Ps.404 million, and increased 5.8% QoQ, or Ps.2,951 million, reflecting an average usage increase of 16.6% YoY, and a 17.0% QoQ, the sequential growth was due to the Bank’s latest product “Like U” and higher billing, that resulted mainly from the campaign “El Buen Fin”. While, personal and payroll loans decreased 18.1% YoY, or Ps.3,044 million, and 2.0% YoY, or Ps.717 million, respectively, still affected by weak demand conditions and the Bank’s cautious approach.

Earnings Release | 4Q.2021
Banco Santander México
12

Total Deposits

Total deposits in December 2021 stood at Ps.783,118 million, an increase of 2.4% YoY, or Ps.18,674 million. On a sequential basis, total deposits grew 2.2%, or Ps.16,782 million. Demand deposits reached Ps.563,834 million, increasing 9.0% YoY, or Ps.46,593 million, while time deposits decreased 11.3% YoY, or Ps.27,919 million, as lower interest rates made customers favor short term liquidity and supported by the Bank’s efforts to improve funding mix. On a sequential basis, demand deposits remained flat, while time deposits increased 8.0% QoQ, or Ps.16,320 million. Deposits from individuals expanded 6.3% YoY, or Ps.18,002 million, and from corporates 0.1% YoY, or Ps.672 million. The Bank continues working on the strategy focused on prioritizing individual deposits and foregoing certain expensive corporate deposits.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	21/20
Interest on funds available	416	398	464	4.5	(10.3)	1,554	2,303	(32.5)
Interest on margin accounts	88	76	66	15.8	33.3	289	412	(29.9)
Interest and yield on securities	6,020	5,164	6,398	16.6	(5.9)	23,162	25,347	(8.6)
Interest and yield on loan portfolio – excluding credit cards	15,870	15,150	15,347	4.8	3.4	60,695	67,347	(9.9)
Interest and yield on loan portfolio related to credit cards	3,170	3,037	3,463	4.4	(8.5)	12,175	14,373	(15.3)
Commissions collected on loan originations	143	143	137	0.0	4.4	573	554	3.4
Interest and premium on sale and repurchase agreements and securities loans	1,141	981	666	16.3	71.3	3,546	3,938	(10.0)
Interest income	26,848	24,949	26,541	7.6	1.2	101,994	114,274	(10.7)

Daily average interest- earnings assets	1,440,592	1,351,207	1,445,012	6.6	(0.3)	1,399,528	1,384,965	1.1

Interest from customer deposits – demand deposits	(2,224)	(2,141)	(1,773)	3.9	25.4	(7,806)	(8,902)	(12.3)
Interest from customer deposits – time deposits	(2,403)	(2,119)	(2,626)	13.4	(8.5)	(8,939)	(14,956)	(40.2)
Interest from credit instruments issued	(1,231)	(1,114)	(1,268)	10.5	(2.9)	(4,755)	(4,647)	2.3
Interest on bank and other loans	(593)	(491)	(662)	20.8	(10.4)	(2,078)	(3,429)	(39.4)
Interest on subordinated capital notes	(427)	(411)	(422)	3.9	1.2	(1,668)	(1,767)	(5.6)
Interest and premium on sale and repurchase agreements and securities loans	(3,924)	(2,989)	(3,518)	31.3	11.5	(13,663)	(15,385)	(11.2)
Interest expense	(10,802)	(9,265)	(10,269)	16.6	5.2	(38,909)	(49,086)	(20.7)

Daily average interest-bearing liabilities	1,264,541	1,189,088	1,299,562	6.3	(2.7)	1,242,346	1,240,686	0.1

Net interest income	16,046	15,684	16,272	2.3	(1.4)	63,085	65,188	(3.2)

Earnings Release | 4Q.2021
Banco Santander México
13

Net interest income in 4Q21 totaled Ps.16,046 million, decreasing 1.4% YoY, or Ps.226 million, and increasing 2.3% QoQ, or Ps.362 million.

The 1.4% YoY decrease in net interest income resulted from the combination of:

i)	A 1.2%, or Ps.307 million, increase in interest income, to Ps.26,848 million, which resulted from the combined effect of a 10 basis points increase in the average interest rate received and a 0.3%, or Ps.4,421 million, decrease in average interest-earning assets; and

ii)	A 5.2%, or Ps.533 million, increase in interest expense, to Ps.10,802 million, stemming from a 25 basis points increase in the average interest rate paid and a 2.7%, or Ps.35,021 million, decrease in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 4Q21, stood at 4.46%, compared to 4.50% in 4Q20 and 4.64% in 3Q21. The YoY decrease in NIM was principally driven by a combination of lower interest income from investments in securities and higher interest expenses for demand deposits, partially compensated by lower interest expense for time deposits. On a cumulative basis, NIM for 12M21 reached 4.51%, a decrease of 20 basis points from 12M20.

Interest Income

Total average interest earning assets in 4Q21 amounted to Ps.1,440,592 million, decreasing 0.3% YoY, or Ps.4,421 million, mainly driven by decreases of 39.9% YoY, or Ps.50,567 million, in the average amount of funds available and a 41.5%, or Ps.13,798 million, in margin accounts, partly offset by increases of 59.5%, or Ps.36,869 million, in repurchase agreement, 1.9%, or Ps.13,681 million, in the average loan portfolio and a 1.8%, or Ps.9,394 million, in the average amount of investment in securities. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	4Q20	1Q21	2Q21	3Q21	4Q21
Loan portfolio	49.2	49.7	50.6	52.6	50.3
Investment in securities	35.4	36.3	33.1	29.1	36.2
Funds available	8.8	8.1	8.8	10.5	5.3
Repurchase agreements	4.3	3.9	6.1	6.5	6.9
Margin accounts	2.3	2.0	1.4	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 4Q.2021
Banco Santander México
14

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 4Q21 generated Ps.19,183 million and accounted for 71.5% of total interest income. The remaining interest income of Ps.7,665 million is broken down as follows: 22.4% from investment in securities, 4.3% from repurchase agreements, 1.5% from funds available, and 0.3% from margin accounts.

Interest income for 4Q21 increased 1.2%, or Ps.307 million YoY, to Ps.26,848 million, reflecting higher interest income from repurchase agreements, total loan portfolio and margin accounts, which increased 71.3%, or Ps.475 million, 1.2%, or Ps.230 million and 33.3%, or Ps.22 million, respectively. Partialy, offset by lower interest income from investment in securities and funds available, which decreased 5.9%, or Ps.378 million and 10.3%, or Ps.48 million, respectively.

The average interest yield on interest-earning assets in 4Q21 stood at 7.29%, increasing 10 basis points from 7.19% in 4Q20. Sequentially, the average interest yield on interest-earning assets increased 6 basis points from 7.23% in 3Q21.

In 4Q21, the average interest rate on the total loan portfolio stood at 10.27%, a decrease of 7 basis points YoY. Relative to 4Q20, the average reference rate (TIIE28) increased 68 basis points. The average interest rate on the credit card loan portfolio stood at 23.44%, a decrease of 153 basis points YoY, while the yield of consumer loan portfolio stood at 22.59%, a decrease of 86 basis points YoY, the average interest rate on the mortgage loan portfolio stood at 9.23%, remained flat YoY and the yield of the commercial loan portfolio stood at 7.13%, an increase of 4 basis points YoY. While the average interest rate on the investment in securities portfolio stood at 4.52%, decreasing 38 basis points YoY.

Interest income
Million Pesos	4Q21			4Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	76,238	416	2.14	126,805	464	1.43	(39.9)	(10.3)	71
Margin accounts	19,483	88	1.77	33,281	66	0.78	(41.5)	33.3	99
Investment in securities	520,792	6,020	4.52	511,398	6,398	4.90	1.8	(5.9)	(38)
Loan portfolio	725,220	19,040	10.27	711,539	18,810	10.34	1.9	1.2	(7)
Commissions collected on loan originations	—	143	—	—	137	—	—	4.4	—
Sale and repurchase agreements and securities loans	98,859	1,141	4.52	61,990	666	4.20	59.5	71.3	32
Interest income	1,440,592	26,848	7.29	1,445,013	26,541	7.19	(0.3)	1.2	10

Interest income increase from the total loan portfolio was 1.2%, or Ps.230 million, which resulted from the combined effect of a 1.9%, or Ps.13,681 million, increase in average loan portfolio volume, and a 7 basis points decrease in the average interest rate. The increase in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Mortgages: 13.2%, or Ps.22,119 million increase, with a 9.23% interest yield, which increased 1 bps;

Earnings Release | 4Q.2021
Banco Santander México
15

▪	Consumer: 9.2%, or Ps.5,570 million increase, with a 22.59% interest yield, which decreased 86 bps;

▪	Credit Cards: 2.5%, or Ps.1,338 million decrease, with a 23.44% interest yield, which decreased 153 bps; and

▪	Commercial: 2.9%, or Ps.12,669 million decrease, with a 7.13% interest yield, which increased 4 bps.

Interest income from investment in securities decreased 5.9%, or Ps.378 million, which resulted from the combined effect of a 38 basis points decrease in the average interest rate, and an increase of 1.8%, or Ps.9,394 million, in average volume. Interest income from repurchase agreements increased 71.3%, or Ps.475 million, which resulted from the increase of 59.5%, or Ps.36,869 million, in average volume, and a 32 basis points increase in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,264,541 million, decreasing 2.7% YoY, or Ps.35,021 million, and were driven by decreases of 14.3%, or Ps.40,688 million, in time deposits, 9.3%, or Ps.34,524 million, in repurchase agreements, 24.5%, or Ps.12,829 million, in bank and other loans, 2.2%, or Ps.1,813 million, in credit instruments issued. These decreases were partly offset by increases of 11.3%, or Ps.54,569 million, in demand deposits, and 1.0%, or Ps.264 million, in subordinated capital notes.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	4Q20	1Q21	2Q21	3Q21	4Q21
Demand deposits	37.1	37.9	40.7	44.7	42.4
Sale and repurchase agreements and securities loans	28.6	29.7	28.5	24.4	26.7
Time deposits	21.9	20.5	19.2	19.7	19.3
Credit instruments issued	6.3	6.4	6.2	6.2	6.4
Bank and other loans	4.0	3.4	3.3	2.8	3.1
Subordinated capital notes	2.1	2.1	2.1	2.2	2.1
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 4Q21 amounted to Ps.4,627 million and Ps.3,924 million, respectively, accounting for 42.8% and 36.3% of interest expenses. The remaining Ps.2,251 million was paid as follows: 11.4% on credit instruments issued, 5.5% on bank and other loans, and 4.0% on subordinated capital notes.

Interest expense for 4Q21 increased 5.2% YoY, or Ps.533 million, to Ps.10,802 million, mainly driven by higher interest expenses on demand deposits, repurchase agreements and subordinated capital notes.

The average interest rate on interest-bearing liabilities increased 25 basis points to 3.34% in 4Q21. For 4Q21, the average interest rate on the main sources of funding increased YoY as follows:

▪	24 basis points in time deposits, at an average interest rate paid of 3.86%; and

▪	18 basis points in demand deposits, at an average interest rate paid of 1.62%.

Earnings Release | 4Q.2021
Banco Santander México
16

Interest expense
Million pesos	4Q21			4Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	536,639	2,224	1.62	482,070	1,773	1.44	11.3	25.4	18
Time deposits	243,389	2,403	3.86	284,077	2,626	3.62	(14.3)	(8.5)	24
Credit instruments issued	80,461	1,231	5.99	82,274	1,268	6.03	(2.2)	(2.9)	(4)
Bank and other loans	39,507	593	5.87	52,336	662	4.95	(24.5)	(10.4)	92
Subordinated capital notes	26,975	427	6.19	26,711	422	6.18	1.0	1.2	1
Sale and repurchase agreements and securities loans	337,570	3,924	4.55	372,094	3,518	3.70	(9.3)	11.5	85
Interest expense	1,264,541	10,802	3.34	1,299,562	10,269	3.09	(2.7)	5.2	25

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability with a higher reliance on retail deposits. The average balance of demand deposits increased 11.3% YoY, or Ps.54,569 million, while the average balance of time deposits contracted 14.3% YoY, or Ps.40,688 million. Interest paid on demand deposits increased 25.4%, or Ps.451 million YoY, and interest paid on time deposits decreased 8.5% YoY, or Ps.223 million.

Earnings Release | 4Q.2021
Banco Santander México
17

Provisions for loan losses and asset quality

During 4Q21, provisions for loan losses amounted to Ps.4,289 million, which represented an increase of 36.1%, or Ps.1,137 million, YoY, reflecting a low base in 4Q20 and a decrease of 2.2%, or Ps.96 million, on a sequential basis, as two corporates prepaid the exposure they had with the Bank.

Loan Loss Reserves
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	YoY
Commercial	1,408	1,178	1,062	19.6	32.6	7,823	5,824	34.3
Consumer	2,538	2,767	2,742	(8.3)	(7.5)	11,251	13,277	(15.3)
Mortgages	343	440	(652)	(22.0)	—	1,743	2,162	(19.4)
Total	4,289	4,385	3,152	(2.2)	36.1	20,817	21,263	(2.1)

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	YoY
Commercial	1.87	1.76	1.27	11	60	1.87	1.27	60
Consumer	9.66	9.98	11.55	(32)	(189)	9.66	11.55	(189)
Mortgages	0.95	0.42	1.35	53	(40)	0.95	1.35	(40)
Total	2.90	2.75	2.89	15	1	2.90	2.89	1

Non-performing loans as of December 2021 decreased 24.3% YoY, or Ps.5,249 million, to Ps.16,391 million, and 19.6%, or Ps.3,985 miilion on a sequential basis. The YoY decrease in non-performing loans was due to decreases of 50.0%, or Ps.3,772 million, in consumer loans (including credit cards) and 29.6%, or Ps.1,850 million, in commercial loans, partly offset by an increase of 4.7%, or Ps.373 million, in mortgage loans. These decreases shown a relevant improvement across the Bank’s loan book.

Consumer loan portfolio (including credit cards) NPL ratio decreased 343 basis point YoY and 42 basis points sequentially. At the same time, SMEs loans NPL ratio decreased 241 basis points YoY and 125 basis points sequentially. While commercial loans NPL ratio decreased 50 basis points YoY and 74 basis points sequentially. Finally, mortgage loans NPL ratio decreased 29 basis points YoY and 60 basis points QoQ.

Earnings Release | 4Q.2021
Banco Santander México
18

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 50.2%, commercial loans 26.8% and consumer loans (including credit cards) 23.0%.

Non-Performing loan ratio (%)
				Variation (bps)
	Dec-21	Sep-21	Dec-20	QoQ	YoY
Commercial	1.01	1.75	1.51	(74)	(50)
SMEs	2.80	4.05	5.21	(125)	(241)
Others	0.75	1.39	0.81	(64)	(6)

Individuals
Consumer	3.09	3.51	6.52	(42)	(343)
Credit Card	3.56	4.18	7.46	(62)	(390)
Other consumer	2.73	3.00	5.69	(27)	(296)
Mortgages	4.25	4.85	4.54	(60)	(29)
Total	2.18	2.85	3.08	(67)	(90)

The aforementioned variations in non-performing loans led to an NPL ratio of 2.18% in December 2021, decreasing 90 basis points from 3.08% in December 2020, and 67 basis points compared to the 2.85% reported in September 2021.

Finally, the coverage ratio for December 2021 stood at 141.38%, increasing from 116.87% in December 2020 and from the 117.56% in September 2021.

Earnings Release | 4Q.2021
Banco Santander México
19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	21/20
Commission and fee income
Debit and credit card	2,610	2,227	2,336	17.2	11.7	9,363	8,455	10.7
Account management	671	614	640	9.3	4.8	2,593	2,588	0.2
Collection services	532	531	480	0.2	10.8	2,206	2,074	6.4
Investment funds	458	446	414	2.7	10.6	1,747	1,611	8.4
Insurance	1,437	1,308	1,378	9.9	4.3	5,508	5,294	4.0
Purchase-sale of securities and money market transactions	211	271	233	(22.1)	(9.4)	959	962	(0.3)
Checks trading	46	43	48	7.0	(4.2)	174	184	(5.4)
Foreign trade	319	374	269	(14.7)	18.6	1,495	1,395	7.2
Financial advisory services	412	252	198	63.5	108.1	1,440	1,194	20.6
Other	247	232	205	6.5	20.5	953	799	19.3
Total	6,943	6,298	6,201	10.2	12.0	26,438	24,556	7.7

Commission and fee expense
Debit and credit card	(1,180)	(1,013)	(747)	16.5	58.0	(3,937)	(2,741)	43.6
Investment funds	0	0	0	0.0	0.0	(1)	(1)	0.0
Insurance	0	(4)	(18)	100.0	100.0	(75)	(103)	(27.2)
Purchase-sale of securities and money market transactions	(62)	(37)	(38)	67.6	63.2	(182)	(163)	11.7
Checks trading	(12)	(13)	(12)	(7.7)	0.0	(48)	(43)	11.6
Financial advisory services	(134)	(1)	(8)	—	—	(142)	(19)	—
Bank Correspondents	(199)	(216)	(232)	(7.9)	(14.2)	(850)	(833)	2.0
Other	(596)	(567)	(437)	5.1	36.4	(2,221)	(1,959)	13.4
Total	(2,183)	(1,851)	(1,492)	17.9	46.3	(7,456)	(5,862)	27.2

Commission and fee income, net
Debit and credit card	1,430	1,214	1,589	17.8	(10.0)	5,426	5,714	(5.0)
Account management	671	614	640	9.3	4.8	2,593	2,588	0.2
Collection services	532	531	480	0.2	10.8	2,206	2,074	6.4
Investment funds	458	446	414	2.7	10.6	1,746	1,610	8.4
Insurance	1,437	1,304	1,360	10.2	5.7	5,433	5,191	4.7
Purchase-sale of securities and money market transactions	149	234	195	(36.3)	(23.6)	777	799	(2.8)
Checks trading	34	30	36	13.3	(5.6)	126	141	(10.6)
Foreign trade	319	374	269	(14.7)	18.6	1,495	1,395	7.2
Financial advisory services	278	251	190	10.8	46.3	1,298	1,175	10.5
Bank Correspondents	(199)	(216)	(232)	(7.9)	(14.2)	(850)	(833)	2.0
Other	(349)	(335)	(232)	4.2	50.4	(1,268)	(1,160)	9.3

Total	4,760	4,447	4,709	7.0	1.1	18,982	18,694	1.5

In 4Q21, net commission and fee income totaled Ps.4,760 million, which represent increases of 1.1% YoY, or Ps.51 million, and 7.0% QoQ, or Ps.313 million. Commission and fee income increased 12.0% YoY, or Ps.742 million, to Ps.6,943 million in 4Q21, while commission and fee expense increased 46.3% YoY, or Ps.691 million, to Ps.2,183 million in 4Q21.

The main contributors to net commissions and fees were insurance fees, which accounted for 30.2% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 30.0%, 14.1% and 11.2% of total commissions and fees, respectively.

Earnings Release | 4Q.2021
Banco Santander México
20

Net commisions and fees
Breakdown (%)
	4Q21	3Q21	4Q20	12M21	12M20
Insurance	30.2	29.3	28.9	28.6	27.8
Debit and credit card	30.0	27.3	33.7	28.6	30.6
Account management	14.1	13.8	13.6	13.7	13.8
Collection services	11.2	11.9	10.2	11.6	11.1
Investment funds	9.6	10.0	8.8	9.2	8.6
Foreign trade	6.7	8.4	5.7	7.9	7.5
Financial advisory services	5.8	5.6	4.0	6.8	6.3
Purchase-sale of securities and money market transactions	3.1	5.3	4.1	4.1	4.3
Checks trading	0.7	0.7	0.8	0.7	0.8
Bank correspondents	(4.1)	(4.8)	(4.9)	(4.5)	(4.5)
Other	(7.3)	(7.5)	(4.9)	(6.7)	(6.3)
Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees went up 1.1% YoY, or Ps.51 million in 4Q21, mostly as a result of the following increases:

i)	A 46.3%, or Ps.88 million, in financial advisory services, due to an improvement in market activity in investment banking transactions;

ii)	A 5.7%, or Ps.77 million, in insurance fees, driven by the performance of the Bank’s digital car insurance platform;

iii)	A 10.8%, or Ps.52 million, in collection services; and an increase of 4.8%, or Ps.31 million, in account management, mainly as a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increase transactional activity;

iv)	A 18.6%, or Ps.50 million, in foreign trade; and

v)	A 10.6%, or Ps.44 million, in investment funds.

These increases was partly offset by the following effects:

i)	A 10.0%, or Ps.159 million, decrease in debit and credit card fees, due to higher expenses, mainly to bonuses and rewards that were paid to customers as of consequence of the higher transactionality during the campaign “El Buen Fin”, partialy offset by a solid performance in transactionality;

ii)	A 50.4%, or Ps.117 million, increase in other commissions and fees paid;

iii)	A 23.6%, or Ps.46 million, decrease in purchase-sale of securities and money market; and

iv)	A 14.2%, or Ps.33 million, decrease in banks correspondents fees paid.

On a cumulative basis, net commissions and fees amounted Ps.18,982 million in 12M21, reflecting a YoY increase of 1.5%, or Ps.288 million. Commission and fee income increased 7.7%, or Ps.1,882 million, while commission and fee expense increased 27.2%, or Ps.1,594 million.

Earnings Release | 4Q.2021
Banco Santander México
21

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	21/20
Valuation
Foreign exchange	81	(624)	(3,642)	113.0	102.2	(1,093)	(2,124)	(48.5)
Derivatives	1,557	289	(1,457)	—	—	5,900	(4,528)	—
Equity securities	1	252	163	(99.6)	(99.4)	131	248	(47.2)
Debt instruments	(2,195)	(1,094)	646	100.6	—	(9,557)	6,923	—
Valuation result	(556)	(1,177)	(4,290)	(52.8)	(87.0)	(4,619)	519	—

Purchase / sale of securities
Foreign exchange	830	969	4,811	(14.3)	(82.7)	4,430	3,244	36.6
Derivatives	758	1,661	89	(54.4)	—	3,582	1,298	—
Equity securities	53	5	101	—	(47.5)	264	(323)	—
Debt instruments	257	16	12	—	—	1,374	1,443	(4.8)
Purchase -sale result	1,898	2,651	5,013	(28.4)	(62.1)	9,650	5,662	70.4

Total	1,342	1,474	723	(9.0)	85.6	5,031	6,181	(18.6)

In 4Q21, Banco Santander México reported a Ps.1,342 million net gain from financial assets and liabilities, which compares with a gain of Ps.723 million in 4Q20 and a gain of Ps.1,474 million in 3Q21, as the Bank was able to capitalize on rising interest rates coupled with exchange rate volatility.

The Ps.1,342 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.1,898 million purchase-sale gain, related to gains of Ps.830 million, Ps.758 million, Ps.257 million and Ps.53 million, in foreign exchange, derivatives, debt instruments and equity securities, respectively; and

ii)	A Ps.556 million valuation loss, which resulted from a loss of Ps.2,195 million in debt instruments. This loss was partly offset by gains of Ps.1,557 million, Ps.81 million and Ps.1 million, in derivatives, foreign exchange and equity securities.

On a cumulative basis, net gain from financial assets and liabilities for 12M21, reached Ps.5,031 million, representing a decrease of 18.6% YoY, or Ps.1,150 million.

Earnings Release | 4Q.2021
Banco Santander México
22

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	21/20

Cancellation of liabilities and reserves	139	35	457	—	(69.6)	244	671	(63.6)
Interest on personnel loans	58	51	48	13.7	20.8	203	244	(16.8)
Allowance for losses on foreclosed assets	(23)	(8)	(12)	—	91.7	(47)	(38)	23.7
Profit from sale of foreclosed assets	30	23	17	30.4	76.5	174	341	(49.0)
Technical advisory and technology services	7	23	(4)	(69.6)	—	68	68	0.0
Portfolio recovery legal expenses and costs	(238)	(166)	(238)	43.4	0.0	(995)	(762)	30.6
Premiums paid on guarantees for SMEs loans portfolio	(276)	(267)	(429)	3.4	(35.7)	(1,138)	(1,130)	0.7
Write-offs and bankruptcies	(78)	(166)	(111)	(53.0)	(29.7)	(670)	(672)	(0.3)
Provision for legal and tax contingencies	(114)	(71)	(75)	60.6	52.0	(292)	(286)	2.1
Income from sale of acquiring business contracts	816	0	0	100.0	100.0	816	0	100.0
Others	95	32	(32)	—	—	333	332	0.3

Total	416	(514)	(379)	—	—	(1,304)	(1,232)	5.8

Other operating income in 4Q21 totaled Ps.416 million, which compares with an expense of Ps.379 million in 4Q20 and from an expense of Ps.514 million reported in 3Q21.

The Ps.795 million, YoY increase, in other operating income in 4Q21 was mainly driven by income from the sale of some acquiring business contracts for Ps.816 million, lower premiums paid on guarantees for the SMEs loan portfolio of 35.7%, or Ps.153 million, and higher other income of Ps.127 million, partially offset by lower cancellation of liabilities and reserves of 69.6%, or Ps.318 million.

On a cumulative basis, other operating expenses for 12M21, reached Ps.1,304 million, representing a 5.8%, or Ps.72 million, YoY increase.

Earnings Release | 4Q.2021
Banco Santander México
23

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	4Q21	3Q21	4Q20	QoQ	YoY	12M21	12M20	21/20
Salaries and employee benefits	5,665	4,275	4,024	32.5	40.8	17,934	15,263	17.5
Credit card operation	3	44	41	(93.2)	(92.7)	146	202	(27.7)
Professional fees	359	291	421	23.4	(14.7)	1,053	1,155	(8.8)
Leasehold	703	648	646	8.5	8.8	2,587	2,588	(0.0)
Promotional and advertising expenses	247	198	159	24.7	55.3	757	833	(9.1)
Taxes and duties	308	531	705	(42.0)	(56.3)	1,969	2,362	(16.6)
Technology services (IT)	2,057	1,504	1,743	36.8	18.0	6,079	5,403	12.5
Depreciation and amortization	1,154	1,201	1,161	(3.9)	(0.6)	4,698	4,259	10.3
Contributions to IPAB	970	950	976	2.1	(0.6)	3,801	3,859	(1.5)
Cash protection	330	316	265	4.4	24.5	1,237	1,263	(2.1)
Others	840	792	961	6.1	(12.6)	2,974	3,728	(20.2)

Total	12,636	10,750	11,102	17.5	13.8	43,235	40,915	5.7

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	4Q21	3Q21	4Q20	12M21	12M20
Personnel	44.8	39.8	36.2	41.5	37.3
Technology services (IT)	16.3	14.0	15.7	14.1	13.2
Depreciation and amortization	9.1	11.2	10.5	10.9	10.4
IPAB	7.7	8.8	8.8	8.7	9.4
Others	6.7	7.4	8.6	6.9	9.1
Leasehold	5.6	6.0	5.8	5.9	6.3
Professional fees	2.8	2.7	3.8	2.4	2.8
Cash protection	2.6	3.0	2.4	2.9	3.1
Taxes and duties	2.4	4.9	6.4	4.6	5.8
Promotional and advertising expenses	2.0	1.8	1.4	1.8	2.1
Credit card operation	0.0	0.4	0.4	0.3	0.5
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 4Q.2021
Banco Santander México
24

Administrative and promotional expenses in 4Q21 totaled Ps.12,636 million, compared to Ps.11,102 million in 4Q20 and Ps.10,750 million in 3Q21, increasing 13.8% YoY, or Ps.1,534 million. Sequentially, the increase was 17.5%, or Ps.1,886 million, mainly to salaries and employee benefits and technology investments.

The 13.8% YoY, or Ps.1,534 million, increase in administrative and promotional expenses was mainly due to the following increases:

i)	40.8%, or Ps.1,641 million, in salaries and employee benefits, mainly due to a change in mexican legislation regarding the PTU payment, that required an additional charge of Ps.959 million, hiring of employees that were previously outsourced and by a general salary increase made in September 2021; and

ii)	18.0%, or Ps.314 million, in technology services, mainly related to the Bank’s continous investment program, as Banco Santander México remain focused on digitizing more of services and reinforcing cybersecurity assets, among other ongoing technology investments.

These increases were partly offset by the following decrease:

i)	56.3%, or Ps.397 million, in taxes and duties.

The efficiency ratio for the quarter increased 394 basis points YoY and 503 basis points QoQ to 56.00%. The combination of a soft gross operating income and the significant increase in administrative and promotional expenses resulted in a deterioration of the efficiency ratio.

The recurrence ratio for 4Q21 was 37.67%, down from 42.42% in 4Q20 and 41.37% reported in 3Q21.

On a cumulative basis, administrative and promotional expenses in 12M21 amounted Ps.43,235 million, reflecting an increase of 5.7%, or Ps.2,320 million. The efficiency ratio for 12M21 increased 433 basis points YoY from 46.06% in 12M20 to 50.39% in 12M21.

Profit before taxes

Profit before taxes in 4Q21 was Ps.5,669 million, reflecting decreases of 20.7%, or Ps.1,481 million, YoY, and of 5.5%, or Ps.330 million, QoQ.

On a cumulative basis, profit before taxes for 12M21 amounted Ps.21,942 million, reflecting a YoY decrease of 18.2%, or Ps.4,889 million.

Earnings Release | 4Q.2021
Banco Santander México
25

Income taxes

In 4Q21, Banco Santander México reported a tax expense of Ps.424 million compared to Ps.1,670 million in 4Q20 and Ps.1,156 million in 3Q21. The effective tax rate for the quarter was 7.48%, compared to 23.36% reported in 4Q20 and 19.27% in 3Q21, these decreases were due to a higher inflation.

On a cumulative basis, the effective tax rate for 12M21 stood at 17.60%, 729 basis points lower than the 24.89% for 12M20.

Capitalization and liquidity

Capitalization
Million pesos	Dec-21	Sep-21	Dec-20
CET1	116,080	117,307	114,306
Tier 1	140,688	141,980	124,255
Tier 2	27,928	27,383	27,203
Total capital	168,616	169,365	151,458

Risk-weighted assets
Credit risk	517,698	519,194	540,191
Credit, market and operational risk	782,050	789,237	796,836

Credit risk ratios:
CET1 (%)	22.42	22.59	21.16
Tier 1 (%)	27.18	27.35	23.00
Tier 2 (%)	5.39	5.27	5.04
Capitalization ratio (%)	32.57	32.62	28.04

Total capital ratios:
CET1 (%)	14.84	14.86	14.35
Tier 1 (%)	17.99	17.99	15.59
Tier 2 (%)	3.57	3.47	3.42
Capitalization ratio (%)	21.56	21.46	19.01

Banco Santander México’s capital ratio at December 2021 was 21.56%, compared to 19.01% and 21.46% at December 2020 and September 2021, respectively. The 21.56% capital ratio was comprised of 14.84% of fundamental capital (CET1), 3.15% of additional capital (AT1), and 3.57% of complementary capital (Tier 2).

As of November 2021, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated December 31st, 2021, which is the most recent available analysis.

On November 30, 2021, Banco Santander Mexico issued two senior notes in the domestic market (Certificados Bursátiles Bancarios) for a total amount of Ps.10,000 million: (i) BSMX 21, corresponding to four-year, floating rate, Ps.3,500 million notes, and (ii) BSMX 21-2, corresponding to seven-year, fixed rate, Ps.6,500 million notes.

Earnings Release | 4Q.2021
Banco Santander México
26

On December 2021, the Bank announced its decision to redeem in full all of its outstanding U.S.$500 million perpetual subordinated non-preferred contingent convertible additional tier 1 capital notes issued in 2016. The impact of this strategy was 130 bps in the capital ratio.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q21 was 227.55%, which compares to 312.98% in 4Q20 and 329.68% in 3Q21. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 8.92% for December 2021, 8.89% for September 2021, 7.95% for June 2021, 7.61% for March 2021 and 7.39% for December 2020.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V.Relevant Events, Transactions and Activities

Relevant Events

Full redemption of all the Bank’s outstanding perpetual subordinated non-preferred contingent convertible additional tier 1 capital notes issued in 2016 (AT-1)

On December 8, 2021, Banco Santander México announced its determination to fully redeem of all of its outstanding U.S.$500 million perpetual subordinated non-preferred contingent convertible additional tier 1 capital notes issued in 2016. The effective redemption date was January 20, 2022.

Banco Santander México informed that its Parent Company, issued a material fact announcement

On December 7, 2021, Banco Santander México announced that Banco Santander, S.A., its Parent Company, published the results of its tender offer for the securities representing the share capital of the Bank. As a result of the offer, Banco Santander’s shareholding in Banco Santander México increased to 96.16% of its share capital, with the remaining 3.84% held by minority shareholders.

Resolution of the Board of Directors in connection with the Tender Offer

On November 17, 2021, Banco Santander México informed that its Board of Directors after considering different opinions in connection with the Tender Offer, determined that the Share Offer Price and the American Depositary Shares (ADS) Offer Price set forth by Banco Santander, S.A. were fair from a financial point of view to Bank’s shareholders. In this regard, the Board considered, among others, the independent fairness opinion on the share price provided by Morgan Stanley & Co. LLC

Earnings Release | 4Q.2021
Banco Santander México
27

Banco Santander México informed that its Parent Company, issued a material fact announcement

On October 29, 2021 Banco Santander México announced that Banco Santander, S.A., its Parent Company, had issued a material fact to announce that it has determined to increase the price of the Tender Offer to Ps.26,50 pesos for each share and the and the U.S. Dollar equivalent of Ps.132.50 per American Depositary Shares (ADS) . This announcement complemented the ones issued on March 26, May 24 and June 8, 2021, related to the Tender Offer.

General Ordinary Shareholders’ Meetings

On October 25, 2021 Banco Santander México held its General Ordinary Shareholders’ Meeting, at which, among others, the following resolutions were adopted:

▪ The payment of a cash dividend in the amount of Ps.1,867 million which was paid on November 5, 2021. The payment was made at a rate of Ps.0.2751349264 per share, in proportion to the number of shares each shareholder held on the record date.

Relevant Transactions

▪	Financing

Banco Santander México participated in the following transactions:

-	Grupo Simsa and Invex Grupo Infraestructura, senior mini-perm loan for an amount of US$170 million with a five-year term for the refinancing of the Tajín Project. Grupo Simsa is a petrochemicals products trading company.

-	ICA, bilateral mini-perm loan for a total amount of Ps.7,500 million with a two-year term for the refinancing of the Auneti Project (México-Tuxpan highway). ICA is a leading company in the construction and operation of infrastructure in the country.

-	Aleatica, subordinated loan for a total amount of Ps.2,359 million with a six-year term for the financing of the additional construction works of the Circuito Exterior Mexiquense Project. Aleatica is a transport infrastructure operator.

-	Fibra Soma, revolving credit facility, along with another bank, for a total amount of Ps.2,000 million with a three-year term. The Bank's participation was for a total amount of Ps.1,000 million.

-	Citrofrut, a bilateral loan in the amount of up to US$20 million with a 12-month. Citrofrut, a Mexican juice company, is an agro-industrial business company.

-	Vitro, a bilateral loan of up to US$10 million with a 12-month term. Vitro is the largest glass manufacturing company of North America.

▪	Confirming

The Bank signed a confirming agreement with Pegaso PCS, S.A de C.V. (Telefónica), for an amount of up to Ps.250 million with a 12 month term.

▪	Payroll attraction

Banco Santander México won a mandate for 10,000 payrolls from 3M, a multinational company committed to researching, developing, manufacturing and selling diversified technologies.

Earnings Release | 4Q.2021
Banco Santander México
28

VI.Awards and Recognitions

Santander Private Banking recognized as The Best private Banking in México by The Banker magazine

On November 4, 2021 Santander Private Banking was recognized, for the second consecutive year, as “The Best Private Banking” in Mexico by the prestigious magazine, The Banker based on its model of advisory services to customers on their personal investment needs through its range of products and services and innovation.

The Banker magazine, founded in 1926, is owned by The Financial Times Group and is recognized as a leader in banking and international banking and finance intelligence for the world’s financial sector. The Banker is a monthly publication available in 150 countries around the world. The year 2021 was the 13th edition of Global Private Banking's annual awards.

Note: Please refer to Strategic Initiatives and Responsible Banking Sections of this Report to consult further awards and recognitions for Banco Santander México.

VII.Credit Ratings

On December 7, 2021, Fitch Ratings affirmed all Banco Santander México’s credit ratings. The Outlook is Stable. On the same date, Fitch Ratings affirmed Santander Consumo and Santander Inclusión Financiera ratings. In addition, following Fitch’s update Bank Rating Criteria, the Agency withdrew Banco Santander Mexico's Support Rating (SR) of "2" and assigned it a Shareholder Support Rating (SSR) of "bbb+" (see table below).

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Shareholder Support Rating	bbb+	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)

Earnings Release | 4Q.2021
Banco Santander México
29

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪     BCA = Baseline Credit Assessment

▪     SSR = Shareholder Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 4Q.2021
Banco Santander México
30

VIII.4Q21 Earnings Call Dial-In Information

Date:	Friday, February,4th, 2022

Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)

Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico

Access Code:	Please ask for Santander México Earnings Call

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1524386&tp_key=b9f6ed27f0

Replay:	Starting: Friday, February 4th, 2022 at 1:00 p.m. (US ET)

Ending: Friday, February 12th, 2022 at 11:59 p.m. (US ET)

ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13726355

IX.Analyst Coverage

Banco BTG Pactual, Barclays, BBVA, BofA ML, Bradesco BBI, Citi, Credit Suisse, GBM, Goldman Sachs, HSBC, Intercam, Invex, Itau BBA Securities, J.P. Morgan, Nau Securities, Scotiabank, Signum Research and UBS.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

X.Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 4Q21*4

•	Average figures are calculated using 4Q20 and 4Q21

Earnings Release | 4Q.2021
Banco Santander México
31

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31st, 2021, Banco Santander México had total assets of Ps. 1,640 billion under Mexican Banking GAAP and more than 19.5 million customers. Headquartered in Mexico City, the Company operates 1,346 branches and offices nationwide and has a total of 25,276 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.20.4672

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 4Q.2021
Banco Santander México
32

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 4Q.2021
Banco Santander México
33

XI.Consolidated Financial Statements

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated statement income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2021
Banco Santander México
34

Consolidated balance sheet
Million pesos
	2021				2020
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	80,835	96,797	113,843	97,483	94,802	83,502	85,658	113,427

Margin accounts	6,261	3,938	5,209	4,017	4,122	3,876	4,638	4,929

Investment in securities	516,562	511,341	458,685	558,857	575,415	552,369	540,938	368,394
Trading securities	113,313	134,310	122,957	204,194	208,089	173,679	175,739	116,232
Securities available for sale	391,796	365,633	324,353	343,332	356,039	367,422	353,978	241,000
Securities held to maturity	11,453	11,398	11,375	11,331	11,287	11,268	11,221	11,162

Debtors under sale and repurchase agreements	2,043	16,493	39,505	47,713	62,294	21,813	36,848	66,147

Derivatives	190,722	198,255	200,890	228,247	304,687	324,984	385,504	346,921
Trading purposes	179,474	188,043	193,024	218,097	296,381	315,071	376,412	334,082
Hedging purposes	11,248	10,212	7,866	10,150	8,306	9,913	9,092	12,839

Valuation adjustment for hedged financial assets	63	89	123	167	281	371	421	264

Performing loan portfolio
Commercial loans	430,969	404,239	405,407	416,942	407,941	451,752	472,748	498,956
Commercial or business activity	336,740	318,591	313,657	318,773	324,825	360,463	384,891	405,260
Financial entities loans	9,035	7,900	9,943	10,549	10,082	11,020	13,083	17,103
Government entities loans	85,194	77,748	81,807	87,620	73,034	80,269	74,774	76,593
Consumer loans	117,995	111,992	110,756	107,758	108,173	110,421	108,292	111,592
Mortgage loans	185,611	179,152	173,759	168,529	165,015	157,765	151,335	148,494
Medium and residential	175,017	169,109	163,425	157,642	153,753	145,627	138,919	135,594
Social interest	4	5	5	6	6	8	24	29
Credits acquired from Infonavit or Fovissste	10,590	10,038	10,329	10,881	11,256	12,130	12,392	12,871
Total performing loan portfolio	734,575	695,383	689,922	693,229	681,129	719,938	732,375	759,042

Non-performing loan portfolio
Commercial loans	4,395	7,180	6,673	6,503	6,245	5,783	6,700	5,728
Commercial or business activity	4,328	7,180	6,673	6,503	6,245	5,781	6,698	5,728
Financial entities loans	0	0	0	0	0	2	2	0
Government entities loans	67	0	0	0	0	0	0	0
Consumer loans	3,767	4,074	4,835	5,536	7,539	2,637	4,700	4,319
Mortgage loans	8,229	9,122	8,893	8,721	7,856	6,972	7,444	6,720
Medium and residential	7,655	7,383	7,119	6,805	6,079	5,516	5,864	5,095
Social interest	7	7	8	9	10	18	5	3
Credits acquired from Infonavit or Fovissste	567	1,732	1,766	1,907	1,767	1,438	1,575	1,622
Total non-performing portfolio	16,391	20,376	20,401	20,760	21,640	15,392	18,844	16,767
Total loan portfolio	750,966	715,759	710,323	713,989	702,769	735,330	751,219	775,809

Allowance for loan losses	(23,174)	(23,955)	(24,152)	(24,937)	(25,291)	(25,850)	(26,157)	(22,664)
Loan portfolio (net)	727,792	691,804	686,171	689,052	677,478	709,480	725,062	753,145

Acrrued income receivable from securitization transactions	0	0	0	151	160	158	155	154
Other receivables (net)	69,331	105,849	84,993	78,686	93,628	119,989	107,968	106,093
Foreclosed assets (net)	212	118	106	92	135	119	136	155
Property, furniture and fixtures (net)	12,760	11,633	11,868	12,045	12,376	10,746	10,185	10,343
Long-term investment in shares	1,470	2,225	2,182	1,168	1,091	1,012	913	359
Deferred taxes and deferred profit sharing (net)	19,351	19,423	19,432	19,675	19,225	20,766	21,560	21,849
Deferred charges, advance payments and intangibles	12,204	11,128	11,333	10,903	10,477	9,459	9,324	9,991
Other	46	45	44	42	42	40	40	39

Total assets	1,639,652	1,669,138	1,634,384	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 4Q.2021
Banco Santander México
35

Consolidated balance sheet
Million pesos
	2021				2020
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	868,635	843,310	840,840	848,345	845,107	862,618	880,490	861,518
Demand deposits	561,716	561,391	548,636	536,791	515,449	507,949	506,332	529,554
Time deposits – general public	203,112	181,822	178,069	183,904	195,736	199,815	223,703	216,206
Time deposits – money market	16,172	21,142	38,058	45,094	51,467	63,483	58,072	63,040
Credit instruments issued	85,517	76,974	74,177	80,718	80,663	89,634	90,750	51,178
Global Account uptake without movements	2,118	1,981	1,900	1,838	1,792	1,737	1,633	1,540

Bank and other loans	28,770	33,841	43,321	42,825	47,876	45,252	73,378	40,595
Demand loans	612	8,276	14,187	10,960	5,425	2,349	30,459	275
Short-term loans	17,371	14,252	14,895	17,793	18,338	18,904	18,972	16,973
Long-term loans	10,787	11,313	14,239	14,072	24,113	23,999	23,947	23,347

Creditors under sale and repurchase agreements	196,858	189,565	175,437	295,632	335,429	282,666	267,962	234,582
Collateral sold or pledged as guarantee	20,082	20,841	29,755	20,952	15,610	14,260	15,411	10,209
Repurchase	960	516	526	414	347	748	999	2,392
Securities loans	19,122	20,325	29,229	20,538	15,263	13,512	14,412	7,817

Derivatives	184,872	196,960	197,271	223,898	305,465	332,882	399,025	361,310
Trading purposes	176,792	187,632	187,373	211,768	286,511	308,571	371,702	336,580
Hedging purposes	8,080	9,328	9,898	12,130	18,954	24,311	27,323	24,730

Valuation adjustment of financial liabilities hedging	0	0	(1)	0	0	2	4	3

Other payables	122,179	167,486	150,840	119,429	111,181	129,664	104,481	110,432
Employee profit sharing payable	253	157	211	437	359	279	226	424
Creditors from settlement of transactions	40,908	94,539	81,831	49,320	39,945	57,490	38,272	44,548
Payable for margin accounts	3	24	69	180	5	27	109	627
Payable for cash collateral received	26,918	21,505	21,836	18,883	23,053	24,917	26,471	23,230
Sundry creditors and other payables	54,097	51,261	46,893	50,609	47,819	46,951	39,403	41,603

Subordinated credit notes	51,643	51,379	36,186	36,757	36,182	39,814	41,957	42,218

Deferred revenues and other advances	719	736	794	806	492	51	106	302

Total liabilities	1,473,758	1,504,118	1,474,443	1,588,644	1,697,342	1,707,209	1,782,814	1,661,169

Paid-in capital	34,702	35,097	35,034	34,976	34,933	35,030	34,977	34,917
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	4,903	5,298	5,235	5,177	5,134	5,231	5,178	5,118

Other capital	131,192	129,923	124,907	124,678	123,938	116,445	111,559	106,124
Capital reserves	26,940	26,940	26,940	25,446	25,446	25,446	25,446	23,845
Retained earnings	89,660	92,932	93,089	96,673	76,672	76,837	77,013	78,802
Result from valuation of available for sale securities, net	(2,091)	(1,755)	(1,586)	563	3,632	1,276	1,516	(467)
Result from valuation of cash flow hedge instruments, net	399	526	19	159	(491)	(820)	(1,104)	(527)
Cumulative effect of conversion	9	9	9	9	9	9	9	9
Adjustment employees pension fund	(1,854)	(1,610)	(1,606)	(1,488)	(1,523)	(1,009)	(1,001)	(995)
Net income	18,080	12,835	7,992	3,279	20,154	14,674	9,644	5,414
Non-controlling interest	49	46	50	37	39	32	36	43
Total stockholders´equity	165,894	165,020	159,941	159,654	158,871	151,475	146,536	141,041

Total liabilities and stockholders´ equity	1,639,652	1,669,138	1,634,384	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 4Q.2021
Banco Santander México
36

Consolidated balance sheet
Million pesos
	2021				2020
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	155	110	85	70	63	43	60	60
Credit commitments	262,925	258,633	245,992	243,137	249,138	233,900	241,991	239,348
Assets in trust or under mandate	193,650	190,351	192,877	192,050	204,219	202,538	203,887	182,285
Trusts	192,625	189,540	192,010	191,155	203,223	201,809	203,288	181,595
Mandates	1,025	811	867	895	996	729	599	690
Assets in custody or under administration	1,812,966	1,781,799	1,752,851	1,726,985	1,730,422	1,719,914	1,736,409	1,683,347
Collateral received	91,971	108,177	144,093	77,390	92,349	88,352	90,306	112,071
Collateral received and sold or pledged as guarantee	67,450	67,005	70,738	4,101	9,508	47,932	33,734	35,501
Investment banking transactions for third parties (net)	138,110	104,601	163,891	135,183	99,277	152,800	100,690	172,343
Uncollected interest earned on past due loan portfolio	994	977	957	944	866	776	890	879
Other record accounts	1,862,994	1,815,495	1,780,655	1,772,146	1,753,408	1,765,791	1,789,945	1,891,589
	4,431,215	4,327,148	4,352,139	4,152,006	4,139,250	4,212,046	4,197,912	4,317,423

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2021
Banco Santander México
37

Consolidated statement of income
Million pesos
	2021					2020
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	101,994	26,848	24,949	25,098	25,099	114,274	26,541	27,503	29,383	30,847
Interest expense	(38,909)	(10,802)	(9,265)	(9,328)	(9,514)	(49,086)	(10,269)	(11,414)	(13,452)	(13,951)
Net interest income	63,085	16,046	15,684	15,770	15,585	65,188	16,272	16,089	15,931	16,896

Provisions for loan losses	(20,817)	(4,289)	(4,385)	(5,068)	(7,075)	(21,263)	(3,152)	(4,596)	(8,350)	(5,165)
Net interest income after provisions for loan losses	42,268	11,757	11,299	10,702	8,510	43,925	13,120	11,493	7,581	11,731

Commission and fee income	26,438	6,943	6,298	6,662	6,535	24,556	6,201	5,659	6,188	6,508
Commission and fee expense	(7,456)	(2,183)	(1,851)	(1,789)	(1,633)	(5,862)	(1,492)	(969)	(1,590)	(1,811)
Net gain (loss) on financial assets and liabilities	5,031	1,342	1,474	817	1,398	6,181	723	1,292	3,283	883
Other operating income	(1,304)	416	(514)	(542)	(664)	(1,232)	(379)	(409)	(232)	(212)
Administrative and promotional expenses	(43,235)	(12,636)	(10,750)	(9,955)	(9,894)	(40,915)	(11,102)	(10,429)	(9,599)	(9,785)
Operating income	21,742	5,639	5,956	5,895	4,252	26,653	7,071	6,637	5,631	7,314

Equity in results of associated companies	200	30	43	50	77	178	79	60	35	4

Operating income before income taxes	21,942	5,669	5,999	5,945	4,329	26,831	7,150	6,697	5,666	7,318

Current income taxes	(3,777)	(1,049)	(1,204)	(373)	(1,151)	(7,496)	(1,065)	(1,364)	(2,023)	(3,044)
Deferred income taxes (net)	(85)	625	48	(859)	101	819	(605)	(303)	587	1,140
Net income	18,080	5,245	4,843	4,713	3,279	20,154	5,480	5,030	4,230	5,414

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2021
Banco Santander México
38

Consolidated statement of changes in stockholders’ equity
From January 1st to December 31st, 2021
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurements defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2020	29,799	5,134	25,446	76,672	3,632	(491)	9	(1,523)	20,154	39	158,871
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,494	18,660					(20,154)		0
Dividends declared				(4,921)							(4,921)
TOTAL	0	0	1,494	13,739	0	0	0	0	(20,154)	0	(4,921)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(5,723)						(5,723)
Result from valuation of cash flow hedge instruments, net						890					890
Recognition of share-based payments		(369)									(369)
Shares held by treasury		138									138
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(751)							(751)
Employee defined benefit measures								(331)			(331)
Net income									18,080		18,080
Non-controlling interest										10	10

TOTAL	0	(231)	0	(751)	(5,723)	890	0	(331)	18,080	10	11,944

BALANCE AS OF DECEMBER 31ST, 2021	29,799	4,903	26,940	89,660	(2,091)	399	9	(1,854)	18,080	49	165,894

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2021
Banco Santander México
39

Consolidated statement of cash flows
From January 1st to December 31st, 2021
Million pesos

OPERATING ACTIVITIES
Net income		18,080
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(1,285)
Equity in income of associated companies	(200)
Depreciation of property, furniture and fixtures	2,132
Amortizations of intangible assets	2,566
Recognition of share-based payments	(369)
Current and deferred income taxes	3,862
Deferred employee profit sharing	954
Provisions	287
Amortizations of debt issuance expenses	17
Sale of acquiring business contracts	(816)	7,148
		25,228
OPERATING ACTIVITIES
Margin accounts		(2,139)
Investment in securities		50,276
Debtors under sale and repurchase agreements		60,250
Derivatives-asset		115,568
Loan portfolio-net		(50,304)
Accrued income receivable from securitization transactions		160
Foreclosed assets		(77)
Other operating assets		24,014
Deposits		23,203
Bank and other loans		(19,106)
Creditors under sale and repurchase agreements		(138,571)
Collateral sold or pledged as guarantee		4,472
Derivatives-liability		(119,509)
Subordinated obligations with liability characteristics		14,355
Other operating liabilities		10,562
Payments of income taxes		(3,683)
Net cash provided by (used in) operating activities		(30,529)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		10
Payments for acquisition of property, furniture and fixtures		(2,522)
Charge for return of indemnity from associated entity		54
Payments for acquisition of intangible assets		(3,375)

Net cash provided by (used in) investing activities		(5,833)

FINANCING ACTIVITIES
Cash payment of dividends		(4,921)
Payments associated with subordinated capital notes		(751)
Payments from associated for purchase of treasury shares		138

Net cash used in financing activities		(5,534)

Net increase in cash and cash equivalents		(16,668)

Adjustment to cash flows for changes in exchange rate		2,701

Funds available at the beginning of the year		94,802

Funds available at the end of the year		80,835

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2021
Banco Santander México
40

XII.Notes to Consolidated Financial Statements

▪	Special accounting criteria

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2021
Banco Santander México
41

Special accounting criteria

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SIC by its Spanish acronym)

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the established requirements, the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural loans, as long as the loan was classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria were applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits were implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

•	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

•	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

•	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

•	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SIC.

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In the event that the restructuring or renewals included deductions, waivers, bonuses, or discounts on the loan balance that resulted in lower payments for customers, as a mechanism to strengthen their liquidity, the constitution of the allowance for loan losses was deferred, related to the granting of deductions, waivers, bonuses and discounts to customers.

When documenting the new loan conditions, if applicable, there must have been evidence of the agreement between the parties, which could be accredited by email.

Regarding to the modifications to the mortgage loans with guarantee, which could not be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provision for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower were adjusted, and do not implied a total or partial deferral of principal and / or interests and that did not imply restructuring that show compliance with payment for the total amount due of principal and interests, did not be considered as restructuring, as long as:

•	These were loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring ended no later than 120 calendar days after the date indicated above (June 2020).

•	It was established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions were adhered to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed to as of February 28, 2020 did not been restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	In the case of loans to legal entities, credit lines previously authorized or agreed to as of February 28, 2020 did not been restricted or reduced, including the unused part of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those credit operations in force as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consisted of not demanding the minimum payment for 4 months including principal and interest, this was reflected in the client's account statement, since the minimum payment was zero during this period. Once the support is requested, took effect 24 business hours after the request; applying for and obtaining support did not affect the customer's credit history.

Interest was generated at normal rate and these did not be part of the revolving balance, that is, there was no capitalization of interest. The customer was able to make payments at any time to the credit card.

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It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The credit card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client was able to re-use the credit card.

Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It was necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer was able to make payments during the suspension period.

Automotive loan

The program consisted of not requiring the required payment of the loan for 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client was eligible for support. The customer was able to make advance payments at any time.

Mortgage loan

The support consisted of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client was eligible for support. There was no impact on the customer's credit history, nor were collection activities carried out.

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SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it was not necessary to make the monthly payment during this period. There was no affectation for the client in the credit bureau (SIC’s), which allowed him to use this liquidity to solve his immediate needs.

The loan line was extended in the same monthly payments for which payment was postponed.

SME loan - Agile

The support consisted of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allowed the client to use this liquidity to solve immediate needs, since the minimum payment was not required. The loan conditions were maintained, the only thing that changed was the term that increased up to 4 months, without any affectation in the credit bureau (SIC’s).

As of December 31, 2021, Banco Santander México has 353,644 loans were registered in its different support programs for an amount of Ps. 97,071 million. These loans are segregated as follows:

	Numbers	Million
	of loans	Pesos
Commercial loans
Commercial or business activity	13,800	Ps.29,427

Consumer loans	288,243	13,861
Mortgage loans
Medium and residential	51,592	53,782
Social interest	9	1
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total	353,644	Ps.97,071

Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals.

In the same line, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

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If the Special Accounting Criteria had not been applied, Banco Santander México would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of December 31, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	430,968	430,306

Consumer loans	117,995	117,919

Mortgage loans
Medium and residential	175,017	172,841
Social interest	4	4
Credits acquired from Infonavit or Fovissste	10,590	10,590

Total performing loan portfolio	734,574	731,660

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	4,396	4,979

Consumer loans	3,766	3,808

Mortgage loans
Medium and residential	7,655	9,507
Social interest	7	7
Credits acquired from Infonavit or Fovissste	568	568

Total non-performing portfolio	16,392	18,869

Total loan portfolio	750,966	750,529

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(8,333)	(8,352)

Consumer loans	(10,374)	(10,376)
Mortgage loans
Medium and residential	(4,210)	(4,373)
Social interest	(0)	(0)
Credits acquired from Infonavit or Fovissste	(257)	(267)

Total allowance for loan losses	(23,174)	(23,368)

Loan portfolio (net)	727,792	727,161

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Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Interest income	101,994	101,559
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	29,290	29,399

Consumer loans	26,948	29,915
Mortgage loans
Medium and residential	15,895	15,301
Social interest	2	2
Credits acquired from Infonavit or Fovissste	1,308	1,308

Total interest income	73,443	72,925

Allowance for loan losses
Commercial loans
Commercial or business activity	(14,287)	(14,305)

Consumer loans	(6,820)	(6,823)
Mortgage loans
Medium and residential	277	104
Social interest	13	13
Credits acquired from Infonavit or Fovissste	-	-

Total allowance for loan losses	(20,817)	(21,011)

Below is the calculation of the capitalization index of Banco Santander México as of December 31, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	21.56%
Accounting Criteria B-6	21.48%

(8) bp

Note: the information shown above represents consolidated financial information of Banco Santander México as of December 31, 2021. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Constitution of additional and prudential estimates

As of December 31, 2021, Banco Santander México recorded Ps.1,033 million additional estimates recognized by the CNBV. These additional measures are constituted to cover risks that are not provided for in the different loan portfolio rating methodologies.

Additionally, Banco Santander México recorded Ps.2,491 million of preventive estimates for credit risks for the commercial loan portfolio, corresponding to the early recognition of impairment in accordance with the provisions of its internal models authorized by CNBV.

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Based on the aforementioned, in addition to the allowance for loan losses established according to the different methodologies established by the CNBV through general provisions, a preventive estimate for credit risks higher by Ps. 3,524 million for the concepts described in the previous paragraphs.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that met all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They were recorded for accounting purposes as a current loan portfolio in accordance with the Accounting Criteria B-6 “Loan Portfolio” as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal has been duly formalized within a period that expired on January 31, 2021.

It was optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions have chosen to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV should have been complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consisted of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Banco Santander México decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, Special Accounting Criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consisted in that credit institutions was able to offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to SIC.

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The loans adhered to the benefit of the Special Accounting Criteria allowed the credit institutions not to consider them as restructured in accordance with the Accounting Criteria B-6 “Loan Portfolio” issued by the CNBV, which allowed the borrowers to allocate their resources to face the possible damages that they suffered from natural phenomena.

The foregoing will be applicable as long as the credit was classified in accounting as performing loan portfolio in accordance with the Accounting Criteria B-6 "Loan Portfolio" on the date of the claim established in the declaration, and the support implementation process was carried out within 120 calendar days following the date of the claim.

As of December 31, 2021, Banco Santander México has not applied the Special Accounting Criteria, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

On April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

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On December 4, 2020, as a consequence of the COVID-19 pandemic in which credit institutions reduced their operational capacity and human resources, the Commission decided to issue a Resolution through which it postponed the entry into force as of January 1, 2022 of all the Resolutions to the Accounting Criteria mentioned above.

Finally, on December 30, 2021, the Commission issued a Resolution that modifies the Accounting Criteria A-2 Application of particular standards, A-3 Application of general standards, B-1 Cash and cash equivalents, B-6 Loan Portfolio, B- 7 Foreclosed assets and Series D Criteria related to the basic financial statements. The objective of these modifications issued by the Commission is to make some clarifications in certain Accounting Criteria so that the credit institutions have clarity, security and consistency in the application of said criteria derived from the feedback process and monitoring of the implementation of the modifications. of the Accounting Criteria by credit institutions.

Changes in the MFRS

Improvements to MFRS 2022

The MFRS that are incorporated into the Accounting Criteria, either by modification or adoption and, which will come into force on January 1, 2022, are the following:

MFRS B-5 Financial information by segments

This MFRS establishes both the criteria to identify the segments subject to reporting of an entity, as well as the standards for disclosure of the financial information of said segments; likewise, it establishes disclosure requirements for certain information of the economic entity as a whole.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this FRS.

MFRS B-11 Disposal of long-lived assets and discontinued operations

This MFRS establishes the standards for valuation, presentation and disclosure in the disposal of long-lived assets and discontinued operations.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-12 Compensation of financial assets and financial liabilities

This MFRS establishes the rules related to the compensation rights that must be considered to present a financial asset and a financial liability for their compensated amount in the statement of financial position, as well as what are the characteristics that the intention to carry out the compensation must meet, based on the principle that a financial asset and a financial liability must be presented at their offset amount as long as the future cash flow of their collection or settlement is net.

MFRS B-17 Determination of fair value

This MFRS establishes the standards for the determination of the fair value and its disclosure. It also indicates that fair value must use assumptions that market participants would use when setting the price of an asset or liability under current market conditions at a given date, including assumptions about risk. In this sense, it clarifies what the particular asset or liability that is being valued should consider, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability. and the appropriate valuation technique(s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

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MFRS C-2 Investment in financial instruments

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of the investment in financial instruments in the financial statements of an economic entity. Additionally, it indicates the classification of the financial instruments in which it is invested, ruling out the concept of intention to acquire and the use of an investment in a debt or capital financial instrument to determine its classification.

The business model concept of managing investments in financial instruments is adopted to obtain cash flows, which may be obtaining a contractual return on a financial instrument, by collecting contractual returns and/or selling or obtaining profits for their purchase and sale, in order to classify the various financial instruments. This allows aligning the valuation of investments in financial instruments with the real strategic management of the business and not with an intention that may not be valid later.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-3 Accounts receivable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. Specifies that accounts receivable that are based on a contract represent a financial instrument.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS

MFRS C-9 Provisions, contingencies and commitments

This MFRS establishes the standards for the accounting recognition of provisions in the financial statements of entities, as well as the standards for disclosing contingent assets, contingent liabilities and commitments.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-10 Derivative financial instruments and hedging relationships

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of derivative financial instruments and hedging relationships in the financial statements of an economic entity. It focuses mainly on establishing that the hedging relationships must be aligned with the entity's risk management strategy and the fulfillment of the objectives of said strategy.

Some aspects of the abrogated Accounting Criteria B-5 Derivatives and hedging operations remain in this MFRS.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this FRS.

MFRS C-13 Related parties

The purpose of this MFRS is to establish the particular disclosure standards applicable to operations with related parties. The foregoing to highlight the possibility that the financial statements could be affected or be affected in the future by the existence of related parties, as well as by the operations carried out and the outstanding balances with them.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

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MFRS C-14 Transfer and derecognition of financial assets

This MFRS establishes the standards related to the accounting recognition of transfers and derecognition of financial assets other than cash, such as financial instruments receivable and negotiable financial instruments, as well as the presentation in the financial statements of said transfers and the related disclosures.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-16 Impairment of financial instruments receivable

This NIF establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable. The purpose of this standard is to properly indicate when and how an expected impairment loss should be recognized, instead of indicating only that different quantifiable future events should be foreseen; therefore, it establishes methodologies to improve financial information and the comparability of the recognition of expected losses.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-19 Financial instruments payable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments payable in the financial statements of an economic entity.

The Commission indicates in Accounting Criteria A-2 considerations in the application of this MFRS.

MFRS C-20 Financial instruments to collect principal and interest

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments to collect principal and interest in the financial statements of an economic entity that performs financing activities.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-22 Cryptocurrencies

This MFRS establishes the valuation, presentation and disclosure standards for the recognition in the financial statements of an entity:

a. cryptocurrencies;

b. cryptocurrency mining fees; and

c. cryptocurrencies that you do not own, but that you hold in your custody.

Likewise, it aims to establish the rules for determining the fair value of the cryptocurrencies in which the financial instruments receivable or payable recognized based on MFRS C-3, MFRS C-20 or MFRS C-19 are denominated, as appropriate.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS

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MFRS D-1 Income from contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of income incurred to obtain or fulfill contracts with customers. The basic principle of this NIF is that an entity must recognize income when it transfers control over the agreed goods or services to customers, in exchange for the amount that reflects the consideration to which an entity considers it is entitled in exchange for goods or services.

MFRS D-2 Costs for contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of costs arising from contracts with customers. In particular, it establishes the rules for recognizing the costs to obtain a contract with a client and the costs to fulfill a contract with a client, if said costs are not within the scope of another MFRS.

MFRS D-5, Leases

This MFRS establishes the standards for the valuation, presentation and disclosure of leases in the financial statements of an economic entity, either as a lessee or as a lessor. In this sense, it introduces a single model for recognition of leases by the lessee and requires the latter to recognize the assets and liabilities of all leases with a duration of more than 12 months, unless the underlying asset is of low value. It is required to recognize a right-of-use asset that represents its right to use the underlying leased asset and a lease liability that represents its obligation to make lease payments.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS.

Accounting Criteria issued by the Commission

The main changes in the Accounting Criteria issued by the Commission that will come into force on January 1, 2022 are the following:

– Accounting Criteria B-2 Investments in securities, B-5 Derivatives and hedging operations, B-11 Collection rights, C-1 Recognition and derecognition of financial assets, C-3 Related parties and C-4 Information by segments, with the corresponding MFRS coming into force, the same as described above.

– The names are changed and Accounting Criteria D-1 Statement of financial position (previously "Balance Sheet"), D-2 Statement of comprehensive income (previously "Income Statement") and D-3 Statement of changes in the stockholders' equity (previously "Statement of changes in stockholders' equity") and D-4 Statement of cash flows.

In particular, the following Accounting Criteria are modified:

Accounting Criteria A-2 Application of particular standards

– In relation to the requirements for consolidation of financial statements referred to in MFRS B-8 Consolidated or Combined Financial Statements, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to to the restatement of financial statements, in accordance with the provisions of MFRS B-10 Effects of Inflation.

– It is indicated that in the application of MFRS B-15, the exchange rate to be used to establish the equivalence of the national currency with the US dollar, will be the exchange rate at the closing of the day on the date of transaction or preparation of the financial statements, as appropriate, published by the Bank of Mexico instead of the FIX exchange rate.

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– The obligation to disclose the historical amount of capital stock at the bottom of the statement of financial position is eliminated.

– In relation to the requirements for the application of the equity method referred to in MFRS C-7, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10.

– The requirement to present the liability generated by employee benefits within the caption "Other accounts payable" is eliminated. It will now be presented in a separate line item in the statement of financial position.

– The requirement to disclose the form or the calculation bases used to calculate the income taxes caused and determine the PTU is eliminated.

Accounting Criteria A-3 Application of general standards

– The obligation to reclassify as overdue debt and the simultaneous constitution of an estimate for irrecoverability or difficult collection for its total amount is eliminated for those settlement accounts in which the amount receivable is not realized within 90 calendar days after the date they were registered.

– The estimate of expected credit losses corresponding to the amounts receivable in clearing accounts must be determined in accordance with the provisions of MFRS C-16.

– The balance of the debit and credit settlement accounts may be offset in terms of the provisions of the offset rules provided for in MFRS B-12.

– Additional disclosures are required regarding the Updated Price for Valuation that is provided by the price supplier in determining the fair value, in addition to what is indicated in the Accounting Criteria or the corresponding NIF.

Accounting Criteria B-1 Cash and Cash Equivalents

– The name of the Accounting Criteria is modified. It was called "Availabilities".

– The definitions of: Cash, Cash Equivalents and Highly Liquid Financial Instruments are incorporated.

– Deposits in financial entities represented or invested in securities that do not meet the assumptions set forth in this Accounting Criteria will be subject to MFRS C-2.

– Cash should be initially recognized at its face value, while all cash equivalents, on initial recognition, should be valued at fair value. The returns generated by cash and cash equivalents will be recognized in the results of the year as they accrue.

– Cash must be kept valued at its nominal value, while cash equivalents must be valued at their fair value.

– Highly liquid financial instruments must be valued based on the provisions of the regulations on financial instruments, in accordance with the business model that corresponds to each type of instrument.

Accounting Criteria B-3 Repos

– The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

– The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

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– For purposes of compensation between financial assets and liabilities, acting as the entity as reporting entity, the provisions of MFRS B-12 must be followed.

– The requirement to disclose the agreed rate in the relevant operations is incorporated.

Accounting Criteria B-4 Securities Lending

– The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

– The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

Accounting Criteria B-6 Loan Portfolio

– The collection rights acquired by the entity that are in the cases provided for in this criterion will be subject to MFRS C-20.

– The definition of: Write-off, Amortized cost, Credit, Commercial credits, Line of credit and unpaid balance is modified.

– The definitions of: Portfolio with credit risk stage 1, stage 2 and stage 3, Transaction costs, Collection rights, Effective interest method, Common risk, Effective interest rate and unguaranteed residual value are added.

– The definitions of: Troubled Portfolio, Current Portfolio, Overdue Portfolio, Commission for granting credit and Purchase option at a reduced price are eliminated.

– A section related to the business model similar to that contained in IFRS 9 is incorporated. The business model refers to how the entity administers or manages the credit portfolio to generate cash flows. That is, the entity's business model determines whether the cash flows will come from obtaining contractual cash flows, from the sale of the loan portfolio, or from both.

– The loan portfolio must be recognized in terms of this criterion, if the objective of the business model is to preserve the loan portfolio to collect the contractual cash flows and the terms of the contract foresee cash flows on pre-established dates, which correspond only to principal and interest payments on the principal amount outstanding. If the foregoing is not met, it must be treated in accordance with the provisions of MFRS C-2.

– The entity must document the tests it performs to determine that a loan or portfolio of loans complies with the assumption that the cash flows of the contract correspond only to payments of principal and interest, or that, due to its characteristics, it should be valued at fair value.

– The entity must periodically evaluate, in accordance with its policies established for such purposes, the characteristics of its business model to classify the loan portfolio based on its objective. The aforementioned policies must be duly documented.

– In the initial recognition, the price of the transaction must be quantified, which corresponds to the net amount financed.

– The net amount financed is that which results from adding or subtracting from the original amount of the credit, the insurance that would have been financed, the transaction costs, commissions, interest and other items collected in advance.

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– The transaction price corresponds to the fair value of the loan portfolio at initial recognition and will be the basis for applying the effective interest method with the effective interest rate, that is, it is the basis for calculating the amortized cost of the portfolio for later recognition.

– The balance in the credit portfolio will be the amount effectively granted to the borrower, which will be recorded independently of the transaction costs and the items collected in advance.

– Transaction costs and items collected in advance will be recognized as a deferred charge or credit, as appropriate, which will be amortized against results during the life of the credit according to the effective interest rate. Previously, they were recorded as a deferred loan, which was amortized against results under the straight-line method over the life of the loan.

– The commissions charged and transaction costs related to the granting of credit cards must be recognized directly in results at the time the credit is granted, instead of being amortized in results over a period of 12 months.

– Commissions collected and transaction costs originating from a line of credit, will be recognized as a credit or a deferred charge, as appropriate, which will be amortized against the results for the period corresponding to the term granted in the line of credit. Previously, they were amortized against the results of the year under the straight-line method over a period of 12 months.

– A section is included in which the steps to follow to determine the effective interest rate are explained.

– Loan portfolio acquisitions should be recognized at fair value (transaction price) plus transaction costs on the date of agreement. Previously, they were recognized on the acquisition date at their contractual value, adjusting the difference with respect to the acquisition price.

– The balance of the acquired portfolio is recorded separately from the transaction costs, which are recognized as a charge or deferred credit, as appropriate, which are amortized against the results of the year during the life of the loan, in accordance with the effective interest rate.

– The methodology for accounting recognition in financial leasing operations is modified when the entity acts as lessor in which it will recognize at the beginning of the contract within the loan portfolio, the contractual value of the leasing operation plus the non-guaranteed residual value that is accumulated for the benefit of the lessor, against the cash outflow, and the financial income to be accrued will be recognized based on the unpaid balance of the credit against the results of the year, under the heading of "Interest income" in accordance with NIF D -5.

– In financial factoring, discount and assignment of credit rights operations, the financial income to be accrued will be recognized in the statement of comprehensive income according to the effective interest rate, instead of under the straight-line method during the life of the credit.

– In its subsequent recognition, the loan portfolio must be valued at its amortized cost, which must include the increases due to the effective interest accrued, the decreases due to the amortization of transaction costs and items collected in advance, as well as the decreases for the collection of principal and interest and for the preventive estimate for credit risks.

– The increase due to the adjustment in the revaluation of the unpaid balance of loans denominated in Minimum Wage Times (VSM) or in the Unit of Measurement and Updating (UMA) is recognized as part of the amortized cost as interest income against results. Previously, the adjustment was recognized as a deferred credit that was amortized in income as interest income over a 12-month period.

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– The concept of current portfolio and overdue portfolio is modified in order to have a methodology to rate the credit portfolio of credit institutions that incorporates the best international practices.

– The classification of the credit portfolio by portfolio in stages 1, 2 or 3 is specified, including its transfer between these different stages, which allows better control of the credit risk to which credit institutions are subject and establishes consistent with those risks, preventive estimates for credit risks.

– If the entity restructures a loan with stage 1 and 2 credit risk, or partially settles it through a renewal, it calculates the profit or loss on the renegotiation as follows:

a. determines the book value of the credit without considering the preventive estimate for credit risks;

b. determines the new future cash flows on the restructured or partially renewed amount, discounted at the original effective interest rate, and

c. recognizes the difference between the book value and the cash flows determined in subparagraph b above as a charge or deferred credit against the profit or loss for renegotiation of the loan portfolio in the statement of comprehensive income.

– The amount of the partially restructured or renewed loan will serve as the basis for applying the original effective interest rate, which should only be adjusted, where appropriate, to include transaction costs, commissions and other items collected in advance generated in the renegotiation

– Deferred items pending amortization (transaction costs and items collected in advance), as well as those originating from the renegotiation, will be amortized during the new loan term based on the effective interest rate. Previously, the commissions charged for loan restructuring or renewal were added to the commissions charged for the granting as a deferred loan, which was amortized against the results of the year under the straight-line method during the new term of the loan.

– The determination of profit or loss due to renegotiation is not applicable to credit cards, lines of credit, or loans with stage 3 credit risk.

– If the entity renews a credit, it will be considered that there is a new credit, so the previous credit must be canceled in the case of a total renewal.

– Indicates the classification and transfers of the renegotiated loan portfolio according to its categorization by level of credit risk.

– Incorporates certain clarifications in relation to the subject of sustained payment.

– Clarifies that the accumulation of interest accrued at the time the unpaid balance of the loan is considered as having stage 3 credit risk. Likewise, the balance pending amortization of transaction costs, as well as items collected in advance and if any, the effect of profit or loss in renegotiation pending amortization, are recognized against the results of the year.

– The obligation to create an estimate for an amount equivalent to the total accrued interest or financial income not collected at the time of transfer of the credit as past-due portfolio is eliminated.

– As long as the credit remains in the portfolio with stage 3 credit risk, interest control will be carried out in memorandum accounts. In the event that the interests recorded in memorandum accounts are forgiven or written off, they must be canceled from memorandum accounts without affecting the item of the preventive estimate for credit risks.

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– The estimate of expected credit losses corresponding to items directly related to the credit portfolio, such as court costs, as well as the undrawn balance of lines of credit, must be constituted in accordance with the provisions of the Provisions.

– It must be evaluated periodically if a loan with stage 3 credit risk should remain in the statement of financial position, or be written off. In any case, there must be evidence of the formal collection procedures that have been carried out, as well as the elements that prove the practical impossibility of recovering the credit in accordance with the internal policies of the entity established in its credit manual.

– The costs and expenses incurred for the recovery of the credit portfolio must be recognized as an expense within the caption "Other income (expenses) of the operation" of the income statement.

– Loan portfolio sales will comply with the provisions of MFRS C-14.

Accounting Criteria B-7 Foreclosed assets

– The definition of Foreclosed Assets is modified.

– The definitions of: Disposal cost and Net realizable value are added.

– What should be considered as the recognition value of the foreclosed assets is modified.

– It is specified that the difference between the value of the asset that gave rise to the award, net of estimates, and the recognition value of the determined foreclosed asset, will be recognized in the results of the year as "Other income (expenses) of the operation" .

– Maintains the rules related to the amount of the estimate that recognizes signs of impairment due to potential losses in value due to the passage of time of the foreclosed assets.

Accounting Criteria B-8 Guarantees

– The definitions of: Guarantee, Commitment and Onerous Contract are added.

– Income from commissions from the granting of guarantees will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-9 Custody and administration of assets

– Virtual assets are included within the definition of Goods subject to custody or administration.

– The definitions of: Acquisition cost and Fair value are modified.

– Income from custody or administration services will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-10 Trusts

– Income from trust management will be recognized based on the provisions of MFRS D-1.

Accounting Criteria C-2 Securitization operations

– The definitions of: Financial asset, Assignor (Transfer), Assignee (Receiver), Financial liability and Fair value are modified.

– The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

– The definition of Continuous Involvement is incorporated.

– References to MFRS C-14 are included, which must be considered for derecognition and transfer of financial instruments.

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Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	December 2021			December 2020			December 2019

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	18,080	6,775,682,106	2.67	20,154	6,776,640,349	2.97	21,332	6,775,455,458	3.15

Treasury stock		11,312,251			10,354,008			11,538,899

Diluted earnings per share	18,080	6,786,994,357	2.66	20,154	6,786,994,357	2.97	21,332	6,786,994,357	3.14

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	18,080	6,786,994,357	2.66	20,154	6,786,994,357	2.97	21,332	6,786,994,357	3.14

Balance outstanding shares as of December 31st, 2021	6,781,322,904

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Consolidated Balance Sheet by Segment
Million pesos
	As of December 31, 2021			As of December 31, 2020
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	46,933	20,949	12,953	45,059	45,559	4,184
Margin accounts	0	6,261	0	0	4,122	0
Investment in securities	0	110,694	405,868	0	206,292	369,123
Debtors under sale and repurchase agreements	0	2,043	0	0	62,294	0
Derivatives	0	179,474	11,248	0	296,381	8,306
Valuation adjustment for hedged financial assets	0	0	63	0	0	281
Total loan portafolio	638,945	112,021	0	609,485	93,284	0
Allowance for loan losses	(20,758)	(2,416)	0	(23,975)	(1,316)	0
Loan portafolio (net)	618,187	109,605	0	585,510	91,968	0
Accrued income receivable from securitization transactions	0	0	0	0	0	160
Other receivables (net)	818	50,230	18,283	1,373	71,762	20,493
Foreclosed assets (net)	212	0	0	135	0	0
Property, furniture and fixtures (net)	11,188	1,275	297	10,457	1,762	157
Long-term investment in shares	0	0	1,470	0	0	1,091
Deferred taxes and deferred profit sharing (net)	0	0	19,351	0	0	19,225
Other assets	2,394	1,845	8,011	2,055	1,585	6,879
Total assets	679,732	482,376	477,544	644,589	781,725	429,899

Liabilities
Deposits	667,456	109,112	6,550	614,710	108,885	40,849
Credit instruments issued	0	882	84,635	0	1,983	78,680
Bank and other loans	17,371	82	11,317	18,337	928	28,611
Creditors under sale and repurchase agreements	8,206	188,652	0	10,821	324,608	0
Collateral sold or pledged as guarantee	0	20,082	0	0	15,610	0
Derivatives	0	176,792	8,080	0	286,511	18,954
Other payables	35,655	84,603	1,921	36,757	72,436	1,988
Subordinated credit notes	0	0	51,643	0	0	36,182
Deferred revenues and other advances	719	0	0	492	0	0
Total liabilities	729,407	580,205	164,146	681,117	810,961	205,264
Total stockholders' equity	68,413	24,986	72,495	68,230	33,226	57,415
Total liabilities and stockholders' equity	797,820	605,191	236,641	749,347	844,187	262,679

Consolidated balance sheet and consolidated income statement by segment

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Income Statement by Segment
Million pesos
	12M21			12M20
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	57,856	4,309	920	61,006	5,636	(1,454)
Provisions for loan losses	(18,908)	(1,909)	0	(20,796)	(467)	0
Net interest income after provisions for loan losses	38,948	2,400	920	40,210	5,169	(1,454)
Commission and fee income (net)	16,878	2,121	(17)	16,771	1,964	(41)
Net gain (loss) on financial assets and liabilities	1,377	3,305	349	1,241	4,172	768
Other operating income	(2,480)	12	1,164	(1,845)	36	577
Administrative and promotional expenses	(36,056)	(4,698)	(2,481)	(34,485)	(4,981)	(1,449)
Operating income	18,667	3,140	(65)	21,892	6,360	(1,599)

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of December 31st, 2021
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	693,124	1,393	2,745	268	4,406
Risk "A-1"	633,239	1,071	1,564	225	2,861
Risk "A-2"	59,885	322	1,181	43	1,545
Risk "B"	81,843	483	1,918	272	2,674
Risk "B-1"	37,090	85	1,058	55	1,199
Risk "B-2"	26,543	54	502	182	737
Risk "B-3"	18,210	344	358	35	738
Risk "C"	31,099	641	1,280	609	2,530
Risk "C-1"	20,081	554	527	172	1,253
Risk "C-2"	11,018	87	753	437	1,277
Risk "D"	13,244	1,195	1,688	1,344	4,227
Risk "E"	14,498	3,506	2,693	1,799	7,998
Total rated portfolio	833,808	7,218	10,324	4,292	21,835

Provisions created					21,835
Complementary provisions					1,339

Total					23,174

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of December 31st, 2021.

2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	4Q21	3Q21	4Q20	12M21	12M20

Past due loans ratio	2.18	2.85	3.08	2.18	3.08

Past due loans coverage	141.38	117.56	116.87	141.38	116.87

Operative efficiency	3.06	2.60	2.39	2.61	2.20

ROE	12.68	11.92	14.13	10.93	12.99

ROA	1.27	1.17	1.18	1.09	1.09

Capitalization ratio:
Credit Risk	32.55	32.62	28.04	32.55	28.04
Credit, Market and operational risk	21.56	21.46	19.01	21.56	19.01

Liquidity	101.08	102.20	122.20	101.08	122.20

NIM (Net Interest Margin)	3.11	3.05	3.15	2.80	2.63

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of December 31st 2021
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	10,499
Government securities	100,050
Shares	2,764
113,313

Securities available for sale:
Government securities	390,806
Private securities	245
Shares	745
391,796

Securities held until maturity:
Government securities	7,788
Government securities (special cetes)	3,665
11,453
Total	516,562

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	1,791
Government securities	252
Total	2,043

Credit balances
Bank securities	4,731
Government securities	191,868
Private securities	259
Total	196,858
(194,815)

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3. Investment in securities different to government securities
At December 31st, 2021 the investments in debt securities with the same issuer (other than government), are less than 5% of of the Institution’s net capital.

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31st, 2021, are as follows:
Trading:
Swaps
Interest rate	7,348,597
Cross currency	904,133
Equity	859

Futures	Buy	Sell

Interest rate	0	72
Foreign currency	23,279	0
Index	0	612

Forward contracts
Foreign currency	468,420	8,280

Options	Long	Short
Interest rate	51,164	80,715
Foreign currency	78,111	81,350
Indexes	327	1,857
Equity	1,793	915

Total trading derivatives	8,876,683	173,801

Hedging:
Cash flow
Interest rate swaps	7,311
Cross currency swaps	13,830
Foreign Exchange Forwards	64,958

Fair value
Interest rate swaps	1,867
Cross currency swaps	28,959

Total hedging derivatives	116,925

Total derivative financial instruments	8,993,608	173,801

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5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of December 31st, 2021, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	273,923	59,336	2,382	1,099	336,740
Financial entities	8,350	685	0	0	9,035
Government entities	69,509	15,685	0	0	85,194
Commercial loans	351,782	75,706	2,382	1,099	430,969
Consumer loans	117,995	0	0	0	117,995
Media and residential	172,758	359	1,900	0	175,017
Of social interest	4	0	0	0	4
Credits acquired from infonavit or fovissste	10,590	0	0	0	10,590
Mortgage loans	183,352	359	1,900	0	185,611
Total performing loan portfolio	653,129	76,065	4,282	1,099	734,575

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	3,026	1,302	0	4,328
Government entities	67	0	0	67
Commercial loans	3,093	1,302	0	4,395
Consumer loans	3,767	0	0	3,767
Media and residential	7,336	80	239	7,655
Of social interest	7	0	0	7
Credits acquired from INFONAVIT or FOVISSSTE	567	0	0	567
Mortgage loans	7,910	80	239	8,229
Total non-performing loan portfolio	14,770	1,382	239	16,391

The analysis of movements in non-performing loans from December 31st, 2020 to December 31st, 2021, is as follows:

Balance as of December 31st, 2020				21,640

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				33,871

Collections
Cash		(3,314)
Transfer to performing loan portfolio		(8,975)
Proceeds from foreclosure proceedings		(236)

Write-offs				(26,595)
Adjustment for exchange rate				0

Balance as of December 31st, 2021				16,931

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7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to December 31st, 2021, is as follows:

Balance as of January 1st, 2021	25,291

Allowance for loan losses	20,818
Write-offs	(26,477)
Foreign exchange result	3,542
Balance as of December 31st 2021	23,174

The table below presents a summary of write-offs by type of product as of December 31st, 2021:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,282	76	1,358	16.7
Mortgage loans	326	40	366	4.5
Credit card loans	2,938	140	3,078	37.9
Consumer loans	3,278	52	3,330	40.9
Total	7,824	308	8,132	100.0

Second quarter
Commercial loans	1,866	114	1,980	29.3
Mortgage loans	421	48	469	6.9
Credit card loans	1,922	181	2,103	31.1
Consumer loans	2,141	64	2,205	32.6
Total	6,350	407	6,757	100.0

Third quarter
Commercial loans	1,204	129	1,333	23.9
Mortgage loans	404	33	437	7.8
Credit card loans	1,853	90	1,943	34.9
Consumer loans	1,833	23	1,856	33.3
Total	5,294	275	5,569	100.0

Fourth quarter
Commercial loans	2,396	105	2,501	41.6
Mortgage loans	318	30	348	5.8
Credit card loans	1,408	66	1,474	24.5
Consumer loans	1,675	21	1,696	28.2
Total	5,797	222	6,019	100.0

Accumulated 2021
Commercial loans	6,748	424	7,172	27.1
Mortgage loans	1,469	151	1,620	6.1
Credit card loans	8,121	477	8,598	32.5
Consumer loans	8,927	160	9,087	34.3
Total	25,265	1,212	26,477	100.0

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8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,665 millon correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,831

Total securities held to maturity (no reserve)					3,831
Minus-
Reserve for Special CETES					(166)
Total securities held to maturity , net					3,665

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at December 31st, 2021, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	134.52	1,717
B4-270701	423-2	15,292,752	01-jul-27	134.52	2,057
B4-220804	431-2	440,294	04-aug-22	123.16	54
BC-220804	431-2	71,442	04-aug-22	41.25	3
					3,831

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10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2021, is as follow:
	Pesos	USD
Average balance	464,609	72,030
Interest	2,219	5
Rate	1.87%	0.03%

11. Bank and other loans

As of December 31st, 2021, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	400	5.40	From 1 to 3 days
Local bank loans	48	5.80	To 6 years
Public fiduciary funds	20,146	5.60	From 1 day to 9 years
Development banking institutions	5,615	7.10	From 1 day to 15 years
Total	26,209

Loans in foreign currency

Public fiduciary funds	2,379	0.95	From 1 day to 10 years
Development banking institutions	52	1.62	From 1 to 7 months
Total	2,431

Total loans	28,640
Accrued interests	130
Total bank and other loans	28,770

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12. Current and deferred taxes

Current taxes are composed as follows at December 31st, 2021

Income taxes	2,870
Deferred taxes	(643)	(1)
Total Bank	2,227
Current and-deferred taxes from other subsidiaries	1,635
Total consolidated Bank	3,862

(1) Deferred taxes are composed as follows:

Global provision	10
Fixed assets and deferred charges	(283)
Net effect from financial instruments	(193)
Accrued liabilities	(224)
Others	47
Total Bank	(643)	(1)
Allowance for loan losses of subsidiaries, net	715
Others, subsidiaries	13
Total deferred tax, consolidated Bank	85

As of December 31st, 2021, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	8,923
Other	10,428
Total deferred income tax (net)	19,351
Deferred taxes registered in balance sheet accounts	19,351
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of December 31st, 2021, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,128
Fixed assets and deferred charges	505
Accrued liabilities	433
Capital losses carryforward	483
Commissions and interests early collected	147
Foreclosed assets	74
Labor obligations	163
Derivative financial transactions of exchange rate	222
Deferred EPS asset:	3,155

Deferred EPS liability:

Net effect from financial instruments	(152)
Advance payments	(179)
Others	(43)
Deferred EPS liability	(374)

Less – Reserve	0
Deferred EPS asset (net)	2,781

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14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,702
2	Earnings from previous fiscal years	89,515
3	Other elements of other comprehensive income (and other reserves)	41,409
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	165,626
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	7,415
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	28
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	5,187
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	34,513
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	31,805
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	2,314
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0

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M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	394
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	49,547
29	Level 1 Common Capital (CET1)	116,080
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	24,609
31	of which: Qualify as capital under the applicable accounting criteria	24,609
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	24,609
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	24,609
45	Level 1 capital (T1 = CET1 + AT1)	140,689
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	27,034
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	894
51	Level 2 capital before regulation adjustments	27,928
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

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55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,928
59	Total stock (TC = T1 + T2)	168,616
60	Total Risk Weighted Assets	782,050
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	14.84%
62	Level 1 Stock (as percentage of assets weighted by total risks)	17.99%
63	Total capital (as percentage of assets weighted by total risks)	21.56%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	18.54%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	7.84%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	10,202
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.

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A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.

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35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5

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67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,637,644
BG1	Funds Available	80,835
BG2	Margin accounts	4,579
BG3	Investment in securities	516,369
BG4	Debtors under sale and repurchase agreements	2,043
BG5	Securities loans)	0
BG6	Derivatives	190,722
BG7	Valuation adjustment for hedged financial assets	63
BG8	Total loan portfolio	699,579
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	68,288
BG11	Foreclosed assets (net	212
BG12	Property, furniture and fixtures (net)	11,656
BG13	Long-term investment in shares	36,453
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	15,389
BG16	Other assets (net)	11,457
	Liabilities	1,472,008
BG17	Deposits	870,777
BG18	Bank and other loans	28,770
BG19	Creditors under sale and repurchase agreements	196,858
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	20,082
BG22	Derivatives	184,872
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	118,961
BG26	Subordinated debentures outstanding	51,643
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	46
	Shareholders' Equity	165,636
BG29	Paid-in capital	34,702
BG30	Other capital	130,934
	Memorandum accounts	4,055,244
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	154
BG33	Credit commitments	148,719
BG34	Assets in trust or mandate	193,842
BG35	Federal Government financial agent	0
BG36	Assets in custody or under administration	1,812,966
BG37	Collateral received by the entity	91,971
BG38	Collateral received and sold or pledged as guarantee	67,450
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	899
BG41	Other accounts	1,739,242

Earnings Release | 4Q.2021
Banco Santander México
79

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 11,457 Minus: deferred charges and advance payments 2,314; intangibles 7,415; advance payments that are computed as risk assets 1,099; other assets are computed as risk assets 1,775
2	Intangible assets	9	7,415	BG16= 11,457 Minus: deferred charges and advance payments 2,314; intangibles 2,404; advance payments that are computed as risk assets 1,099; other assets that are computed as risk assets 1,775
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 516,369 Minus: Reciprocal investments in common capital of financial entities 28; Investments in securities computed as risk assets 516,341
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	28	BG3= 516,369 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 516,341
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0

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80

11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	5,187	BG15= 15,389 Minus: Amount computed as risk asset 10,202
13	Reserves recognized as complementary capital	50	894	BG8= Total loan portfolio 669,579
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 36,453 Minus: Investments in subsidiaries 31,805; Investments in clearing houses 394; Investments in associated companies 1,491; Other investments that are computed as risk assets 2,762
16	Investments in associated companies	26 - E	31,805	BG13= 36,453 Minus: Investments in clearing houses 394; Investments in associated companies 1,491; Other investments that are computed as risk assets 2,762
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	2,314	BG16= 11,457 Minus: intangible assets 9,819; others assets that are computed as risk assets 1,099; other assets are computed as risk assets 1,775
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	394	BG13= 36,453 Minus: Investments in subsidiaries 31,805; Investments in associated companies 1,491; other investments that are computed as risk assets 2,762
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restrictiion and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0

Earnings Release | 4Q.2021
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81

30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,702	BG29
35	Retained earnings	2	89,515	BG30= 130,934 Minus: other items of earned capital 41,409, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	41,409	BG30= 130,934 Minus: Retained earnings 89,515 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	24,609	BG26= 51,643 More: Subordinated debt instruments non-convertible 27,034
39	Paid-in capital that meets with Exhibit 1-S	46	27,034	BG26= 51,643 More: Subordinated debt instruments convertible 24,609
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Earnings Release | 4Q.2021
Banco Santander México
82

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

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Banco Santander México
83

20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Earnings Release | 4Q.2021
Banco Santander México
84

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	103,244	8,260
Transactions with debt instruments in national currency with surtax and reviewable rate	4,558	365
Transactions in national currency with real rate or denominated in UDIs	7,005	560
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	8,022	642
Positions in UDIs or with yield referred to INPC	78	6
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	239	19
Transactions in foreign currency with nominal rate	59,456	4,757
Positions in foreign currency or with yield indexed to the exchange rate	3,280	262
Positions in shares or with yield indexed to the price of one share or set of shares	6,040	483
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

Earnings Release | 4Q.2021
Banco Santander México
85

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	189	15
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	1,559	125
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	25,760	2,061
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	23,846	1,908
Group III (weighted at 23%)	70	6
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	11,194	896
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	8,094	648
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	9,940	795
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	531	43
Group VI (weighted at 25%)	500	40
Group VI (weighted at 30%)	1,992	159
Group VI (weighted at 40%)	1,488	119
Group VI (weighted at 50%)	57,893	4,631
Group VI (weighted at 75%)	28,642	2,291
Group VI (weighted at 100%)	52,961	4,237
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	5,710	457
Group VII-A (weighted at 23%)	0	0

Earnings Release | 4Q.2021
Banco Santander México
86

Group VII-A (weighted at 50%)	2,173	174
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 75%)	3,418	273
Group VII-A (weighted at 85%)	99	8
Group VII-A (weighted at 100%)	159,469	12,757
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,577	126
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	10,332	827
Group VII-B (weighted at 100%)	38,917	3,113
Group VII-B (weighted at 115%)	2	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	5,322	426
Group VIII (weighted at 150%)	2,098	168
Group IX (weighted at 100%)	12,218	977
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,331	106
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	26,965	2,157
Credit Valuation Adjustment on Derivative Operations	19,310	1,545
Re-securitization with Risk Degree 1 (weighted at 20%)	3,809	305
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	289	23
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Earnings Release | 4Q.2021
Banco Santander México
87

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	72,427	5,794

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		65,361

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 4Q.2021
Banco Santander México
88

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 4Q.2021
Banco Santander México
89

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item		Characteristics
1	Issuer		Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law		The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th		N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S		“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group		Subordinated Debt issued by our Credit Institution.
7	Type of Instrument		Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital		$25,145,225,839.39
9	Instrument's Face Value		$26,607,360,000.00 (USD $1,300,000,000.00)
9A	Currency		USD.
10	Accounting Classification		Subordinated Debt.
11	Issuance Date		October 1, 2018.
12	Type of Expiration		Expiration Date.
13	Expiration Date		October 1, 2028.
14	Optional Redemption		Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date		October 1, 2023.

Earnings Release | 4Q.2021
Banco Santander México
90

15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.

Earnings Release | 4Q.2021
Banco Santander México
91

31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

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Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$10,233,600,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,

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16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

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25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Earnings Release | 4Q.2021
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The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratiok

Table I.1
Integration of the main sources of leverage
	Item	Dec-21
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,444,878
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(49,547)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,395,331
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	30,620
5	Add-on amounts for PFE associated with all derivatives transactions	46,832
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	77,452
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	68,486
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(66,442)
14	CCR exposure for SFT assets	2,397
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	4,440
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	148,719
18	(Adjustments for conversion to credit equivalent amounts)	(48,731)
19	Off-balance sheet items (sum of lines 17 and 18)	99,988
Capital and total exposures
20	Tier 1 capital	140,689
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,577,212
Leverage ratio
22	Basel III leverage ratio	8.92%

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Table II.1
Comparison total assets and assets adjusted
Reference	Item	Dec-21
1	Total consolidated assets as per published financial statements	1,637,644
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(49,547)
4	Adjustments for derivative financial instruments	(113,270)
5	Adjustment for securities financing transactions	2,397
6	Adjustment for off-balance sheet items	99,988
7	Other adjustments	0
	Leverage ratio exposure	1,577,212

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Dec-21
1	Total consolidated assets as per published financial statements	1,637,644
2	operative derivative financial instruments	(190,722)
3	operative securities financing transactions	(2,044)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,444,878

Table IV.1
Variation of the elements
	Sep-21	Dec-21
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	141,980	140,689	(1)
Adjusted assets	1,597,155	1,577,212	(1)
Leverage ratio	8.89%	8.92%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

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15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of December 31st, 2021, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.44,816 representing the 31.56% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps.51,000 and the second with an amount of Ps.16,489, representing 35.92% and 11.61%, respectively.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a) In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b) Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c) Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d) Sound market practices.

e) Strategies proposed in the banks internal committees.

f)  Compliance with the operation policies and procedures of the institution.

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19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal

▪	Deputy General Direction of Chief Financial Officer

▪	Deputy General Direction of Commercial Red & EI

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Public Affairs and Strategy

▪	Deputy General Direction of New Businesses

▪	Deputy General Direction of Digital and Innovation

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▪	Deputy General Direction of Strategy of Business

▪	Deputy General Direction of Human Resources

▪	Executive Direction of Audit

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Executive Direction of Financial Inclusion

▪	Chief of Staff North America

▪	Direction of Coordination and Monitoring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

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21. Transactions with related parties

Receivable
Funds available	5,064
Debtors under sale and repurchase agreements	0
Derivatives (asset)	80,314
Performing loan portfolio	5,086
Other receivables, (net)	1,516

Payable
Time deposits	4,185
Demand deposits	4,780
Credit instruments issued	1,038
Creditors under sale and repurchase agreements	2,773
Derivatives (liability)	64,582
Other payables	17,735
Creditors from settlement of transactions	660
Subordinated debentures	43,693

Revenues
Interest	144
Premium on sale and repurchase agreements	21
Others	195

Net Commissions	5,838
Net gain (loss) on financial assets and liabilities	18,931

Expenses
Interest	1,515
Administrative expenses	1,217
Technical assistance	3,378

22. Interests on loan portfolio
As of December 31st, 2021, the consolidated income statement includes, in the item "Interest income", Ps.72,870 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

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23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

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The Value at Risk as of the end of fourth quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of Mexican pesos)%
Trading Desks	41,174.20	0.02%
Market Making	38,812.15	0.02%
Proprietary Trading	8,603.44	0.01%

Risk factor
Interest rate	40,192.43	0.02%
Foreign exchange	13,116.96	0.01%
Equity	429.17	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the fourth quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	45,589.95	0.03%
Market Making	39,067.32	0.02%
Proprietary Trading	14,134.51	0.01%

Risk factor
Interest rate	46,508.90	0.03%
Foreign exchange	15,878.31	0.01%
Equity	1,072.17	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

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Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Oct-21	Nov-21	Dec-21	Average	Oct-21	Nov-21	Dec-21	Average
Balance MXN GAP	2%	13%	10%	8%	67%	51%	52%	57%
Scenario	Decrease	Decrease	Decrease	N/A	Increase	Increase	Increase	N/A
Balance USD GAP	23%	22%	22%	22%	33%	33%	34%	33%
Scenario	Decrease	Decrease	Decrease	N/A	Decrease	Decrease	Decrease	N/A

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock +100/+25 bps.

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2021:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	Decrease	(146)	(740)	594	Increase	(2,199)	913	(3,112)
Balance USD GAP	Decrease	(227)	2	(229)	Decrease	(1,035)	(687)	(349)

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock pf +100/+25 bps.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

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Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	656,969	(62,608)	(142,111)	(67,790)	104,041	57,378	53,842	24,455	468,593	221,170
Non Derivative	640,659	(62,608)	(142,218)	(67,843)	104,262	57,227	53,080	19,832	460,032	218,894
Derivatives	16,310	0	107	53	(221)	150	762	4,623	8,561	2,276

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises) .

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

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Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

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Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 4Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	oct-21	nov-21	dec-21	Average
Sovereign Risk, Development Banking and Financial Institutions	877	1,035	895	936
Corporates	368	370	353	364
Project Finance	244	255	227	242
Companies	126	126	128	127

Mart to Market
Millions of U.S. Dollars
Segment	oct-21	nov-21	dec-21	Average
Sovereign Risk, Development Banking and Financial Institutions	24,818	24,139	23,827	24,261
Corporates	(408)	(534)	(470)	(471)
Project Finance	104	104	90	99
Companies	(38)	(29)	(32)	(33)

Weighted Rating
Segment	oct-21	nov-21	dec-21	Average
Sovereign Risk, Development Banking and Financial Institutions	6.9	6.9	7.0	6.9
Corporates	6.2	6.3	6.2	6.2
Project Finance	5.5	5.5	5.6	5.5
Companies	5.6	5.5	5.6	5.6

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 4Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	oct-21	nov-21	dec-21	Average
Sovereign Risk, Development Banking and Financial Institutions	25,627	24,862	24,647	25,045
Corporates	62	11	11	28
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 4Q of 2021, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 4Q21
Interest Rate Derivatives	40.65%
Exchange Rate Derivatives	59.20%
Bonds Derivatives	0.00%
Equity Derivatives	0.15%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2021, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	oct-21	nov-21	dec-21	Average
Sovereign Risk, Development Banking and Financial Institutions	1.99	2.21	1.99	2.06
Corporates	2.20	3.24	2.19	2.54
Project Finance	1.75	2.21	1.70	1.89
Companies	1.38	1.44	1.24	1.35

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The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 4Q of 2021:

Warranty
Average
Cash	74.61%
Debt issued by the Mexican Government	11.56%
Debt issued by Sovereigns other than the Mexico	13.84%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

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Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

During the 4th quarter of 2021, the monthly average Operational Risk loss reported by Banco Santander México is 60 million pesos. This amount represents a decrease of 15% compared to the same period in 2020.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

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General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

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B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter quarter of 2021, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the fourth quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Summary of Derivative Financial Instruments
Million Pesos as of December 31st, 2021

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	476,700	1,655	(1,460)
Forwards	Equity	Trading	0	0	0

Futures	Foreign Currency	Trading	23,279	0	0
Futures	Market Index	Trading	612	0	0

Options	Equity	Trading	4,225	(1,507)	(1,586)
Options	Foreign Currency	Trading	159,462	(219)	(333)
Options	Market Index	Trading	668	9	10
Options	Interest Rate	Trading	131,878	(115)	(44)

Swaps	Cross Currency	Trading	904,133	1,747	1,626
Swaps	Interest Rate	Trading	7,301,550	1,428	2,513
Swaps	Equity	Trading	859	(316)	(315)

Forwards	Foreign Currency	Hedging	64,958	4,995	4,594

Swaps	Cross Currency	Hedging	42,789	(3,183)	(4,280)
Swaps	Interest Rate	Hedging	56,225	1,356	570

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Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2021, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the fourth quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	268	1
EQUITY FORWARD	2	0
OTC EQ	55	9
OTC FX	986	320
SWAPTIONS	0	0
FX FORWARD	5,802	83
IRS	1,056	364
CCS	44	3
EQUITY SWAP	0	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth quarter of 2021, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

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The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2021:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(0.31)	(0.95)

Vega Risk factor
	EQ	FX	IR
Total	0.13	0.20	(1.17)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.09)	(2.39)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2021:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(6)
Remote scenario	(1,185)
Possible scenario	(734)

Earnings Release | 4Q.2021
Banco Santander México
113

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the fourth quarter of 2021, the weighted average CCL for the Bank is 227.55%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	311,113
Cash Outflows
2	Unsecured retail financing	289,186	15,858
3	Stable funding	261,202	13,060
4	Less stable funding	27,984	2,798
5	Unsecured wholesale funding	465,456	168,116
6	Operational deposits	253,386	58,183
7	Non-operational deposits	191,628	89,490
8	Unsecured debt	20,442	20,442
9	Secured wholesale funding	Not applicable	259
10	Additional requirements:	212,956	22,348
11	Outflows related to derivatives exposures and other collateral requirements	33,541	12,044
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	179,416	10,304
14	Other contractual funding obligations	84,725	395
15	Other contingent funding obligations	10,411	10,411
16	Total Cash Out	Not applicable	217,387
Cash Inflows
17	Cash inflows secured transactions	107,060	1,478
18	Cash inflows from operations unsecured	101,726	73,903
19	Other cash inflows	3,796	3,796
20	Total Cash Inflows	212,581	79,177
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	311,113
22	Total Net Cash Out	Not applicable	138,210
23	Liquidity Coverage Ratio	Not applicable	227.55%

The presented numbers are subject to review and therefore they might suffer changes.

Earnings Release | 4Q.2021
Banco Santander México
114

Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the fourth quarter, it was observed that structural liquidity doesn’t have significant movements, however the decrease in CCL responds to an effect due to a change in the flow of inflows to liquid assets.

c)	Changes of major components within the quarter report.

•	During the fourth quarter, it was observed that structural liquidity doesn’t have significant movements, however the decrease in CCL responds to an effect due to a change in the flow of inflows to liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q21, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

Earnings Release | 4Q.2021
Banco Santander México
115

30/09/2021	Term	Amount
Million pesos
Consolidated	90 days	296,890
Local Currency	90 days	118,945
Foreign Currency	30 days	191,340

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 30, 2021. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	335,480	36,693	0	0	0	0	0	0	298,787
Loans	975,179	63,540	86,447	71,722	107,152	264,673	122,789	252,429	6,426
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	142,499	0	0	0	0	0	0	0	142,499
Securities	583,805	113,160	5,257	5,128	67,716	87,769	100,713	53,425	150,636
Permanent	0	0	0	0	0	0	0	0	0
Other Balance Sheet Assets	146,441	0	0	0	0	0	0	0	146,441
Total Balance Sheet Assets	2,183,404	213,393	91,704	76,850	174,868	352,443	223,502	305,854	744,789
Money Market	(198,220)	(91,454)	(15)	0	0	0	0	0	(106,751)
Deposits	(750,074)	(267,840)	(28,512)	(17,212)	(18,106)	(51,132)	(41,746)	(325,524)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(199,144)	(7,990)	(8,555)	(18,067)	(14,849)	(64,022)	(65,945)	(1,490)	(18,228)
Equity	0	0	0	0	0	0	0	0	0
Other Balance Sheet Liabilities	(56,799)	0	0	0	0	0	0	0	(56,799)
Total Balance Sheet Liabilities	(1,204,237)	(367,284)	(37,082)	(35,279)	(32,955)	(115,154)	(107,691)	(327,013)	(181,778)
Total Balance Sheet Gap	979,166	(153,891)	54,622	41,571	141,913	237,288	115,811	(21,159)	563,011
Total Off-Balance Sheet Gap	(8,386)	(22,796)	(87)	(3)	797	8,093	2,946	2,663	0
Total Structural Gap		(182,081)	54,340	41,294	141,637	244,958	118,757	(18,497)	570,371
Accumulated Gap		(644,882)	(127,742)	(86,447)	65,631	300,148	418,905	400,409	970,780

Earnings Release | 4Q.2021
Banco Santander México
116

II.Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV has so far determined extend it indefinitely.

By applying some of the exceptions mentioned, the CCL is 227.55%, according to the format reported above.

Earnings Release | 4Q.2021
Banco Santander México
117

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Alibaba Group Holding Limited	BABA N
The Boeing Company	BA*
Bank of America Corporation	BAC *
Facebook, Inc.	FB*
iShares Global Energy ETF	ICLN*
Johnson & Johnson	JNJ *
MercadoLibre Inc.	MELI*
Moderna, Inc.	MRNA *
NVIDIA Corporation	NVDA*
Paypal Holdings, Inc.	PYPL*
Sanofi	SAN1 N
Spotify Technology S.A.	SPOT N
Tesla Motors, Inc.	TSLA*
Uber Technologies, Inc.	UBER*
Visa, Inc.	V*
Materials Select Sector SPDR	XLB*
Financial Select Sector SPDR	XLF*
Health Care Sector SPDR	XLV*

i)	Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Earnings Release | 4Q.2021
Banco Santander México
118

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	87.81	87.81	7,211,060.00
2017	87.81	191.19	14,977,632.62
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2nd Sem. 2019	153.67	216.38	15,922,763.10
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
July 2021	186.07	221.87	19,872,519.06
August 2021	157.96	200.71	30,528,108.77
September 2021	145.08	175.16	22,620,027.33
October 2021	139.63	177.70	22,508,255.61
November 2021	127.53	170.17	20,418,110.57
December 2021	111.96	126.58	27,414,745.16

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

BAB202L DC045

Earnings Release | 4Q.2021
Banco Santander México
119

Market price	Observed price	Observation dates 1 to 3	Observation dates 1 to 3	Observation date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.23	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.45	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
39.68	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
52.90	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
66.13	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
79.35	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
92.58	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
105.80	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
119.03	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
132.26	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
145.48	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
158.71	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
171.93	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
185.16	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
198.38	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
211.61	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
224.83	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
238.06	90.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
251.28	95.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
264.51	100.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
277.74	105.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
290.96	110.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
304.19	115.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
317.41	120.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
330.64	125.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
343.86	130.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
357.09	135.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
370.31	140.00	Ps. 0.00	Ps. 103.10	Ps. 103.10

BAB204L DC046

Earnings Release | 4Q.2021
Banco Santander México
120

Market price	Observed price	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	Ps. 0.00
6.88	3.00	0.00	Ps. 3.00
18.35	8.00	0.00	Ps. 8.00
29.82	13.00	0.00	Ps. 13.00
41.28	18.00	0.00	Ps. 18.00
52.75	23.00	0.00	Ps. 23.00
64.22	28.00	0.00	Ps. 28.00
75.69	33.00	0.00	Ps. 33.00
87.15	38.00	0.00	Ps. 38.00
98.62	43.00	0.00	Ps. 43.00
110.09	48.00	0.00	Ps. 48.00
121.56	53.00	0.00	Ps. 53.00
133.02	58.00	0.00	Ps. 58.00
144.49	63.00	0.00	Ps. 63.00
155.96	68.00	0.00	Ps. 68.00
167.43	73.00	0.00	Ps. 73.00
178.89	78.00	0.00	Ps. 78.00
190.36	83.00	0.00	Ps. 83.00
201.83	88.00	0.00	Ps. 88.00
213.30	93.00	0.00	Ps. 93.00
224.76	98.00	0.00	Ps. 100.00
236.23	103.00	104.60	Ps. 104.60
247.70	108.00	104.60	Ps. 104.60
259.17	113.00	104.60	Ps. 104.60
270.63	118.00	104.60	Ps. 104.60
282.10	123.00	104.60	Ps. 104.60
293.57	128.00	104.60	Ps. 104.60
305.04	133.00	104.60	Ps. 104.60
316.50	138.00	104.60	Ps. 104.60

BAB204L DC053

Payment rights
under different scenarios of observed price
$150
$140
$130
$120
$110
$100
$90
$80
80.00
90.00
100.00
110.00
120.00
130.00
140.00
Observed price

Earnings Release | 4Q.2021
Banco Santander México
121

Observed Price	Market Price	Payment Rights
0	0.00	90.00
5	7.40	90.00
10	14.81	90.00
15	22.21	90.00
20	29.61	90.00
25	37.01	90.00
30	44.42	90.00
35	51.82	90.00
40	59.22	90.00
45	66.62	90.00
50	74.03	90.00
55	81.43	90.00
60	88.83	90.00
65	96.23	90.00
70	103.64	90.00
75	111.04	90.00
80	118.44	90.00
85	125.84	90.00
90	133.25	90.00
95	140.65	95.00
100	148.05	100.00
105	155.45	108.00
110	162.86	116.00
115	170.26	124.00
120	177.66	132.00
125	185.06	140.00
130.1	192.61	112.00
135	199.87	112.00
140	207.27	112.00
145	214.67	112.00
150	222.08	112.00
155	229.48	112.00

ii)	The Boeing Company (BA*)

Stock Market where it is quoted

New York Stock Exchange

Description:

The Boeing Company and subsidiaries develop, produce and trade commercial jets, as well as provide related support services to the global airline industry. It also studies, develops, produces, modifies, and supports information, space and defense systems, including military aircraft, helicopters, and space and missile systems.

Historical Evolution:

Comparison base: December 31, 2016

Earnings Release | 4Q.2021
Banco Santander México
122

Period	Minimum price	Maximum price	Average (securities)
2016	155.68	155.68	2,028,432.00
2017	155.68	297.90	3,285,889.52
2018	294.16	392.30	4,415,244.54
2019	310.90	440.62	5,294,491.25
2020	95.01	347.45	27,674,032.11
2nd Sem. 2019	320.42	386.89	4,736,147.08
1st Sem. 2020	95.01	347.45	30,977,849.81
2nd Sem. 2020	144.39	238.17	24,406,125.47
1st Sem. 2021	194.03	269.19	13,975,187.27
July 2021	206.99	239.73	12,834,444.29
August 2021	212.16	239.49	8,285,449.61
September 2021	208.51	225.36	8,538,820.83
October 2021	206.61	226.48	7,988,153.23
November 2021	197.85	233.09	11,724,679.50
December 2021	188.19	211.03	9,479,505.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

BAG204L DC008

Earnings Release | 4Q.2021
Banco Santander México
123

Market price	Observed price	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
7.52	3.00	Ps. 0.00	Ps. 3.00
20.04	8.00	Ps. 0.00	Ps. 8.00
32.57	13.00	Ps. 0.00	Ps. 13.00
45.09	18.00	Ps. 0.00	Ps. 18.00
57.62	23.00	Ps. 0.00	Ps. 23.00
70.15	28.00	Ps. 0.00	Ps. 28.00
82.67	33.00	Ps. 0.00	Ps. 33.00
95.20	38.00	Ps. 0.00	Ps. 38.00
107.72	43.00	Ps. 0.00	Ps. 43.00
120.25	48.00	Ps. 0.00	Ps. 48.00
132.78	53.00	Ps. 0.00	Ps. 53.00
145.30	58.00	Ps. 0.00	Ps. 58.00
157.83	63.00	Ps. 0.00	Ps. 63.00
170.35	68.00	Ps. 0.00	Ps. 68.00
182.88	73.00	Ps. 0.00	Ps. 73.00
195.41	78.00	Ps. 0.00	Ps. 78.00
207.93	83.00	Ps. 0.00	Ps. 83.00
220.46	88.00	Ps. 0.00	Ps. 88.00
232.98	93.00	Ps. 0.00	Ps. 93.00
245.51	98.00	Ps. 0.00	Ps. 100.00
258.04	103.00	Ps. 106.30	Ps. 106.30
270.56	108.00	Ps. 106.30	Ps. 106.30
283.09	113.00	Ps. 106.30	Ps. 106.30
295.61	118.00	Ps. 106.30	Ps. 106.30
308.14	123.00	Ps. 106.30	Ps. 106.30
320.67	128.00	Ps. 106.30	Ps. 106.30
333.19	133.00	Ps. 106.30	Ps. 106.30
345.72	138.00	Ps. 106.30	Ps. 106.30

iii)	Bank of America Corporation (BAC*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Bank of America Corporation operates as a financial holding company. The Company offers saving accounts, deposits, mortgage and construction loans, cash and wealth management, certificates of deposit, investment funds, credit and debit cards, insurance, mobile, and online banking services. Bank of America serves customers worldwide.

Historical Evolution:

Comparison base: December 31, 2016

Earnings Release | 4Q.2021
Banco Santander México
124

Period	Minimum price	Maximum price	Average (securities)
2016	22.10	22.10	72,605,892.00
2017	22.05	29.88	78,476,245.94
2018	22.73	32.84	68,310,420.99
2019	24.56	35.52	55,567,212.10
2020	18.08	35.64	68,045,523.02
2nd Sem. 2019	26.25	35.52	51,586,732.56
1st Sem. 2020	18.08	35.64	78,483,890.35
2nd Sem. 2020	22.77	30.31	57,720,616.22
1st Sem. 2021	29.65	43.27	50,969,724.96
July 2021	36.93	41.54	48,379,364.29
August 2021	37.96	42.49	45,677,385.16
September 2021	39.11	43.26	49,747,897.80
October 2021	43.08	47.96	43,305,385.19
November 2021	44.47	48.37	43,587,423.27
December 2021	43.16	45.00	52,827,058.39

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

BAC212L DC014

Earnings Release | 4Q.2021
Banco Santander México
125

Market Price	Observed Price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
-	0	$-	$-	$70.00
2.22	5	$-	$-	$70.00
4.45	10	$-	$-	$70.00
6.67	15	$-	$-	$70.00
8.89	20	$-	$-	$70.00
11.12	25	$-	$-	$70.00
13.34	30	$-	$-	$70.00
15.56	35	$-	$-	$70.00
17.79	40	$-	$-	$70.00
20.01	45	$-	$-	$70.00
22.24	50	$-	$-	$70.00
24.46	55	$-	$-	$70.00
26.68	60	$-	$-	$70.00
28.91	65	$-	$-	$75.00
31.13	70	$-	$-	$80.00
33.35	75	$-	$-	$85.00
35.58	80	$-	$-	$90.00
37.80	85	$-	$-	$95.00
40.02	90	$2.60	$-	$102.60
42.25	95	$2.60	$-	$102.60
44.47	100	$-	$102.60	$102.60
46.69	105	$-	$102.60	$102.60
48.92	110	$-	$102.60	$102.60
51.14	115	$-	$102.60	$102.60
53.36	120	$-	$102.60	$102.60
55.59	125	$-	$102.60	$102.60
57.81	130	$-	$102.60	$102.60
60.03	135	$-	$102.60	$102.60
62.26	140	$-	$102.60	$102.60

Earnings Release | 4Q.2021
Banco Santander México
126

iv)	Facebook Inc. (FB*)

Stock Market where it is quoted

Nasdaq

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	115.05	115.05	18,684,106.00
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2nd Sem. 2019	174.60	208.10	13,950,083.22
1st Sem. 2020	146.01	242.24	23,485,350.38
.2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
July 2021	336.95	373.28	16,175,867.84
August 2021	351.24	380.66	10,135,428.35
September 2021	339.39	382.18	15,798,966.80
October 2021	312.22	343.01	27,027,287.00
November 2021	324.46	347.56	21,391,469.03
December 2021	306.84	346.22	20,783,477.48

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
127

Quantitative examples that ilustrate possible gains or losses

FBK209L DC097

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
-	0	$-	$-	$70.00
18.97	5	$-	$-	$70.00
37.94	10	$-	$-	$70.00
56.91	15	$-	$-	$70.00
75.88	20	$-	$-	$70.00
94.85	25	$-	$-	$70.00
113.81	30	$-	$-	$70.00
132.78	35	$-	$-	$70.00
151.75	40	$-	$-	$70.00
170.72	45	$-	$-	$70.00
189.69	50	$-	$-	$70.00
208.66	55	$-	$-	$70.00
227.63	60	$-	$-	$70.00
246.60	65	$-	$-	$70.00
265.57	70	$-	$-	$75.00
284.54	75	$-	$-	$80.00
303.50	80	$-	$-	$85.00
322.47	85	$-	$-	$90.00
341.44	90	$-	$-	$95.00
360.41	95	$2.92	$-	$102.92
379.38	100	$-	$102.92	$102.92
398.35	105	$-	$102.92	$102.92
417.32	110	$-	$102.92	$102.92
436.29	115	$-	$102.92	$102.92
455.26	120	$-	$102.92	$102.92
474.23	125	$-	$102.92	$102.92
493.19	130	$-	$102.92	$102.92
512.16	135	$-	$102.92	$102.92
531.13	140	$-	$102.92	$102.92

Earnings Release | 4Q.2021
Banco Santander México
128

FBK212L DC107

Market price	Observed price	Excercise dates 1 to 11	Excercise date 12
0.00	0	$0.00	$0.00
16.14	5	$0.00	$5.00
32.28	10	$0.00	$10.00
48.42	15	$0.00	$15.00
64.56	20	$0.00	$20.00
80.70	25	$0.00	$25.00
96.84	30	$0.00	$30.00
112.98	35	$0.00	$35.00
129.12	40	$0.00	$40.00
145.26	45	$0.00	$45.00
161.41	50	$0.00	$50.00
177.55	55	$0.00	$55.00
193.69	60	$0.00	$60.00
203.37	63	$0.00	$63.00
205.79	63.75	$0.00	$63.75
206.60	64	$0.00	$64.00
222.74	69	$0.00	$69.00
238.88	74	$0.00	$74.00
255.02	79	$0.00	$79.00
300.18	92.99	$0.00	$92.99
300.21	93	$0.00	$100.00
306.67	95	$0.00	$100.00
322.78	99.99	$0.00	$100.00
322.81	100	$101.70	$101.70
338.95	105	$101.70	$101.70
355.09	110	$101.70	$101.70
371.23	115	$101.70	$101.70
387.37	120	$101.70	$101.70
484.22	150	$101.70	$101.70

Earnings Release | 4Q.2021
Banco Santander México
129

v)	iShares Global Energy ETF (ICLN*)

Stock Market where it is quoted

Nasdaq

Description:

iShares Global Energy ETF is a US-incorporated exchange-traded fund that tracks the performance of the S&P Global Clean Energy Index. It has stocks in energy, industrials, technology, and services that can be classified predominantly as mid-cap. Weight these stocks using a Market Cap Methodology.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	7.88	7.88	66,677.00
2017	7.88	9.33	64,195.85
2018	7.91	10.02	93,846.90
2019	8.25	11.81	240,577.25
2020	8.33	28.29	1,965,204.20
2nd Sem. 2019	10.38	11.81	324,746.97
1st Sem. 2020	8.33	14.24	830,723.70
2nd Sem. 2020	12.68	28.29	3,087,353.40
1st Sem. 2021	20.71	33.41	7,286,181.35
July 2021	21.94	23.65	3,803,279.23
August 2021	22.18	23.35	3,045,691.77
September 2021	21.65	23.79	3,843,343.03
October 2021	21.20	25.31	4,600,816.13
November 2021	23.49	25.79	5,096,107.50
December 2021	20.44	23.00	6,463,563.61

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
130

Quantitative examples that ilustrate possible gains or losses

ICL211R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	1.16	Ps. 90.00
10.00	2.32	Ps. 90.00
15.00	3.49	Ps. 90.00
20.00	4.65	Ps. 90.00
25.00	5.81	Ps. 90.00
30.00	6.97	Ps. 90.00
35.00	8.13	Ps. 90.00
40.00	9.30	Ps. 90.00
45.00	10.46	Ps. 90.00
50.00	11.62	Ps. 90.00
55.00	12.78	Ps. 90.00
60.00	13.94	Ps. 90.00
65.00	15.11	Ps. 90.00
70.00	16.27	Ps. 90.00
75.00	17.43	Ps. 90.00
80.00	18.59	Ps. 90.00
85.00	19.75	Ps. 90.00
89.00	20.68	Ps. 90.00
95.00	22.08	Ps. 95.00
100.00	23.24	Ps. 100.00
101.00	23.47	Ps. 100.00
102.00	23.70	Ps. 100.00
102.50	23.82	Ps. 100.00
103.00	23.94	Ps. 100.68
110.00	25.56	Ps. 110.20
111.00	25.80	Ps. 111.56
116.01	26.96	Ps. 118.37
132.01	30.68	Ps. 140.13
132.50	30.79	Ps. 114.00
133.01	30.91	Ps. 114.00
134.01	31.14	Ps. 114.00
135.01	31.38	Ps. 114.00

Earnings Release | 4Q.2021
Banco Santander México
131

ICL212L DC010

Market price	Observed price	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	$0.00	$0.00
1.13	5.00	$0.00	$5.00
2.27	10.00	$0.00	$10.00
3.40	15.00	$0.00	$15.00
4.53	20.00	$0.00	$20.00
5.67	25.00	$0.00	$25.00
6.80	30.00	$0.00	$30.00
7.93	35.00	$0.00	$35.00
9.06	40.00	$0.00	$40.00
10.20	45.00	$0.00	$45.00
11.33	50.00	$0.00	$50.00
12.46	55.00	$0.00	$55.00
13.60	60.00	$0.00	$60.00
14.28	63.00	$0.00	$63.00
14.45	63.75	$0.00	$100.00
14.50	64.00	$0.00	$100.00
15.64	69.00	$0.00	$100.00
16.77	74.00	$0.00	$100.00
17.90	79.00	$0.00	$100.00
19.03	84.00	$0.00	$100.00
20.17	89.00	$0.00	$100.00
21.30	94.00	$0.00	$100.00
22.43	99.00	$0.00	$100.00
22.66	100.00	$103.00	$103.00
23.79	105.00	$103.00	$103.00
24.93	110.00	$103.00	$103.00
26.06	115.00	$103.00	$103.00
27.19	120.00	$103.00	$103.00
28.33	125.00	$103.00	$103.00

Earnings Release | 4Q.2021
Banco Santander México
132

vi)	Johnson & Johnson (JNJ*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The Company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	115.21	115.21	5,506,734.00
2017	111.76	143.62	5,874,280.13
2018	119.40	148.14	7,893,687.78
2019	125.72	146.44	7,296,323.97
2020	111.14	157.38	8,030,084.06
2nd Sem. 2019	126.95	146.44	7,489,149.24
1st Sem. 2020	111.14	155.51	9,664,229.77
2nd Sem. 2020	137.11	157.38	6,413,700.80
1st Sem. 2021	153.07	171.07	7,914,446.33
July 2021	165.96	172.66	6,457,975.03
August 2021	172.20	179.47	5,355,269.19
September 2021	161.50	175.04	6,445,663.23
October 2021	157.69	165.75	6,504,955.87
November 2021	155.93	165.59	8,407,980.20
December 2021	157.09	173.01	7,825,588.03

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
133

Quantitative examples that ilustrate possible gains or losses

JNJ210R DC005

Observed price	Market price	Payment rights
0.00	0.00	100.00
5.00	8.01	100.00
10.00	16.01	100.00
15.00	24.02	100.00
20.00	32.02	100.00
25.00	40.03	100.00
30.00	48.03	100.00
35.00	56.04	100.00
40.00	64.04	100.00
45.00	72.05	100.00
50.00	80.06	100.00
55.00	88.06	100.00
60.00	96.07	100.00
65.00	104.07	100.00
70.00	112.08	100.00
75.00	120.08	100.00
80.00	128.09	100.00
85.00	136.09	100.00
90.00	144.10	100.00
95.00	152.10	100.00
100.00	160.11	100.00
105.00	168.12	105.00
110.00	176.12	110.00
115.00	184.13	115.00
118.00	188.93	118.00
118.75	190.13	118.75
118.80	190.21	106.00
135.00	216.15	106.00
140.00	224.15	106.00
145.00	232.16	106.00
150.00	240.17	106.00
155.00	248.17	106.00

Earnings Release | 4Q.2021
Banco Santander México
134

vii)	MercadoLibre Inc. (MELI*)

Stock Market where it is quoted

Nasdaq

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	156.14	156.14	239,737.00
2017	156.14	329.28	654,072.62
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2nd Sem. 2019	482.95	690.10	468,868.29
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
July 2021	1,497.27	1,641.52	269,213.03
August 2021	1,568.70	1,887.57	364,570.26
September 2021	1,662.99	1,953.83	291,535.90
October 2021	1,459.32	1,667.60	395,328.39
November 2021	1,188.41	1,709.98	667,182.57
December 2021	1,052.95	1,356.46	749,305.06

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
135

Quantitative examples that ilustrate possible gains or losses

MLI209L DC006

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	$0.00	$0.00	$70.00
93.37	5.00	$0.00	$0.00	$70.00
186.75	10.00	$0.00	$0.00	$70.00
280.12	15.00	$0.00	$0.00	$70.00
373.49	20.00	$0.00	$0.00	$70.00
466.86	25.00	$0.00	$0.00	$70.00
560.24	30.00	$0.00	$0.00	$70.00
653.61	35.00	$0.00	$0.00	$70.00
746.98	40.00	$0.00	$0.00	$70.00
840.35	45.00	$0.00	$0.00	$70.00
933.73	50.00	$0.00	$0.00	$70.00
1,027.10	55.00	$0.00	$0.00	$70.00
1,120.47	60.00	$0.00	$0.00	$70.00
1,213.84	65.00	$0.00	$0.00	$70.00
1,307.22	70.00	$0.00	$0.00	$75.00
1,400.59	75.00	$0.00	$0.00	$80.00
1,493.96	80.00	$0.00	$0.00	$85.00
1,587.33	85.00	$0.00	$0.00	$90.00
1,680.71	90.00	$0.00	$0.00	$95.00
1,774.08	95.00	$3.58	$0.00	$103.58
1,867.45	100.00	$0.00	$103.58	$103.58
1,960.82	105.00	$0.00	$103.58	$103.58
2,054.20	110.00	$0.00	$103.58	$103.58
2,147.57	115.00	$0.00	$103.58	$103.58
2,240.94	120.00	$0.00	$103.58	$103.58
2,334.31	125.00	$0.00	$103.58	$103.58
2,427.69	130.00	$0.00	$103.58	$103.58
2,521.06	135.00	$0.00	$103.58	$103.58
2,614.43	140.00	$0.00	$103.58	$103.58

Earnings Release | 4Q.2021
Banco Santander México
136

MLI212L DC014

Market price	Observed price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	$0.00	$0.00
60.52	5.00	$0.00	$5.00
121.04	10.00	$0.00	$10.00
181.56	15.00	$0.00	$15.00
242.08	20.00	$0.00	$20.00
302.60	25.00	$0.00	$25.00
363.12	30.00	$0.00	$30.00
423.64	35.00	$0.00	$35.00
484.16	40.00	$0.00	$40.00
544.68	45.00	$0.00	$45.00
605.20	50.00	$0.00	$50.00
665.72	55.00	$0.00	$55.00
726.24	60.00	$0.00	$60.00
762.55	63.00	$0.00	$63.00
771.63	63.75	$0.00	$63.75
774.66	64.00	$0.00	$64.00
835.18	69.00	$0.00	$69.00
895.70	74.00	$0.00	$74.00
956.22	79.00	$0.00	$79.00
1,125.55	92.99	$0.00	$92.99
1,125.67	93.00	$0.00	$100.00
1,149.88	95.00	$0.00	$100.00
1,210.28	99.99	$0.00	$100.00
1,210.40	100.00	$102.15	$102.15
1,270.92	105.00	$102.15	$102.15
1,331.44	110.00	$102.15	$102.15
1,391.96	115.00	$102.15	$102.15
1,452.48	120.00	$102.15	$102.15
1,815.60	150.00	$102.15	$102.15

Earnings Release | 4Q.2021
Banco Santander México
137

viii)	Moderna, Inc. (MRNA*)

Stock Market where it is quoted

Nasdaq

Description:

Moderna, Inc. operates as a clinical stage biotechnology company. The Company focuses on the discovery and development of messenger RNA therapeutics and vaccines. Moderna develops mRNA medicines for infectious, immuno-oncology, and cardiovascular diseases.

Historical Evolution:

Comparison base: December 06, 2018

Period	Minimum price	Maximum price	Average (securities)
2016	N.A.	N.A.	N.A.
2017	N.A.	N.A.	N.A.
2018	13.52	N.A.	N.A.
2019	12.26	28.34	1,657,378.96
2020	17.78	169.86	17,616,678.20
2nd Sem. 2019	12.26	21.28	2,177,824.76
1st Sem. 2020	17.78	80.00	15,931,336.03
2nd Sem. 2020	54.34	169.86	19,283,701.43
1st Sem. 2021	104.47	234.98	10,990,681.32
July 2021	221.90	353.60	18,704,452.32
August 2021	346.61	484.47	19,947,413.42
September 2021	378.90	455.92	14,620,997.50
October 2021	302.42	349.56	12,543,259.68
November 2021	225.82	368.51	18,804,680.07
December 2021	241.44	310.61	11,537,858.16

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
138

Quantitative examples that ilustrate possible gains or losses

MRN211L DC007

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise date 4

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	$0.00	$0.00	$70.00
17.40	5.00	$0.00	$0.00	$70.00
34.79	10.00	$0.00	$0.00	$70.00
52.19	15.00	$0.00	$0.00	$70.00
69.58	20.00	$0.00	$0.00	$70.00
86.98	25.00	$0.00	$0.00	$70.00
104.38	30.00	$0.00	$0.00	$70.00
121.77	35.00	$0.00	$0.00	$70.00
139.17	40.00	$0.00	$0.00	$70.00
156.56	45.00	$0.00	$0.00	$70.00
173.96	50.00	$0.00	$0.00	$70.00
191.36	55.00	$0.00	$0.00	$70.00
208.75	60.00	$0.00	$0.00	$70.00
226.15	65.00	$0.00	$0.00	$75.00
243.54	70.00	$0.00	$0.00	$80.00
260.94	75.00	$0.00	$0.00	$85.00
278.34	80.00	$0.00	$0.00	$90.00
295.73	85.00	$0.00	$0.00	$95.00
313.13	90.00	$5.50	$0.00	$105.50
330.52	95.00	$5.50	$0.00	$105.50
347.92	100.00	$0.00	$105.50	$105.50
365.32	105.00	$0.00	$105.50	$105.50
382.71	110.00	$0.00	$105.50	$105.50
400.11	115.00	$0.00	$105.50	$105.50
417.50	120.00	$0.00	$105.50	$105.50
434.90	125.00	$0.00	$105.50	$105.50
452.30	130.00	$0.00	$105.50	$105.50
469.69	135.00	$0.00	$105.50	$105.50
487.09	140.00	$0.00	$105.50	$105.50

Earnings Release | 4Q.2021
Banco Santander México
139

ix)	NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

Nasdaq

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	26.69	26.69	121,293,036.00
2017	23.87	54.24	69,256,317.33
2018	31.77	72.34	55,388,460.76
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2nd Sem. 2019	37.19	59.84	36,930,634.83
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
July 2021	181.61	206.99	36,769,110.06
August 2021	190.40	226.88	29,949,727.61
September 2021	205.17	228.43	24,543,752.40
October 2021	197.32	255.67	23,526,803.35
November 2021	258.27	333.76	51,362,775.80
December 2021	277.19	324.27	50,294,889.97

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
140

Quantitative examples that ilustrate possible gains or losses

NVD206L DC128

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	$0.92	$0.00	$14.92
15.10	5.00	$0.92	$0.00	$19.92
30.20	10.00	$0.92	$0.00	$24.92
45.30	15.00	$0.92	$0.00	$29.92
60.40	20.00	$0.92	$0.00	$34.92
75.50	25.00	$0.92	$0.00	$39.92
90.59	30.00	$0.92	$0.00	$44.92
105.69	35.00	$0.92	$0.00	$49.92
120.79	40.00	$0.92	$0.00	$54.92
135.89	45.00	$0.92	$0.00	$59.92
150.99	50.00	$0.92	$0.00	$64.92
166.09	55.00	$0.92	$0.00	$69.92
181.19	60.00	$0.92	$0.00	$74.92
196.29	65.00	$0.92	$0.00	$79.92
211.39	70.00	$0.92	$0.00	$84.92
226.49	75.00	$0.92	$0.00	$89.92
241.58	80.00	$0.92	$0.00	$94.92
256.68	85.00	$0.92	$0.00	$99.92
271.78	90.00	$0.92	$0.00	$100.92
286.88	95.00	$0.92	$0.00	$100.92
301.98	100.00	$0.00	$100.92	$100.92
317.08	105.00	$0.00	$100.92	$100.92
332.18	110.00	$0.00	$100.92	$100.92
347.28	115.00	$0.00	$100.92	$100.92
362.38	120.00	$0.00	$100.92	$100.92
377.48	125.00	$0.00	$100.92	$100.92
392.57	130.00	$0.00	$100.92	$100.92
407.67	135.00	$0.00	$100.92	$100.92
422.77	140.00	$0.00	$100.92	$100.92

Earnings Release | 4Q.2021
Banco Santander México
141

NVD210L DC124

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
50
100
150
Observed Price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise date 4

Market Price	Observed Price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	$0.00	$0.00	$70.00
11.35	5.00	$0.00	$0.00	$70.00
22.69	10.00	$0.00	$0.00	$70.00
34.04	15.00	$0.00	$0.00	$70.00
45.38	20.00	$0.00	$0.00	$70.00
56.73	25.00	$0.00	$0.00	$70.00
68.08	30.00	$0.00	$0.00	$70.00
79.42	35.00	$0.00	$0.00	$70.00
90.77	40.00	$0.00	$0.00	$70.00
102.11	45.00	$0.00	$0.00	$70.00
113.46	50.00	$0.00	$0.00	$70.00
124.81	55.00	$0.00	$0.00	$70.00
136.15	60.00	$0.00	$0.00	$70.00
147.50	65.00	$0.00	$0.00	$75.00
158.84	70.00	$0.00	$0.00	$80.00
170.19	75.00	$0.00	$0.00	$85.00
181.54	80.00	$0.00	$0.00	$90.00
192.88	85.00	$0.00	$0.00	$95.00
204.23	90.00	$3.46	$0.00	$103.46
215.57	95.00	$3.46	$0.00	$103.46
226.92	100.00	$0.00	$103.46	$103.46
238.27	105.00	$0.00	$103.46	$103.46
249.61	110.00	$0.00	$103.46	$103.46
260.96	115.00	$0.00	$103.46	$103.46
272.30	120.00	$0.00	$103.46	$103.46
283.65	125.00	$0.00	$103.46	$103.46
295.00	130.00	$0.00	$103.46	$103.46
306.34	135.00	$0.00	$103.46	$103.46
317.69	140.00	$0.00	$103.46	$103.46

Earnings Release | 4Q.2021
Banco Santander México
142

NVD212L DC129

Market Price	Observed Price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	$0.00	$0.00
15.23	5.00	$0.00	$5.00
30.46	10.00	$0.00	$10.00
45.69	15.00	$0.00	$15.00
60.92	20.00	$0.00	$20.00
76.15	25.00	$0.00	$25.00
91.38	30.00	$0.00	$30.00
106.61	35.00	$0.00	$35.00
121.84	40.00	$0.00	$40.00
137.07	45.00	$0.00	$45.00
152.30	50.00	$0.00	$50.00
167.52	55.00	$0.00	$55.00
182.75	60.00	$0.00	$60.00
191.89	63.00	$0.00	$63.00
194.18	63.75	$0.00	$63.75
194.94	64.00	$0.00	$64.00
210.17	69.00	$0.00	$69.00
225.40	74.00	$0.00	$74.00
240.63	79.00	$0.00	$79.00
283.24	92.99	$0.00	$92.99
283.27	93.00	$0.00	$100.00
289.36	95.00	$0.00	$100.00
304.56	99.99	$0.00	$100.00
304.59	100.00	$102.30	$102.30
319.82	105.00	$102.30	$102.30
335.05	110.00	$102.30	$102.30
350.28	115.00	$102.30	$102.30
365.51	120.00	$102.30	$102.30
456.89	150.00	$102.30	$102.30

Earnings Release | 4Q.2021
Banco Santander México
143

x)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

Nasdaq

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	39.47	39.47	5,012,053.00
2017	39.31	78.57	7,755,856.77
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
2nd Sem. 2019	96.64	121.30	6,653,811.88
1st Sem. 2020	85.26	174.23	9,256,262.07
2nd Sem. 2020	169.81	243.49	8,333,484.69
1st Sem. 2021	226.09	304.79	8,155,617.28
July 2021	275.53	308.53	6,012,173.97
August 2021	268.84	288.66	5,906,831.06
September 2021	259.00	293.26	5,533,514.10
October 2021	232.59	271.70	11,359,367.84
November 2021	184.89	231.28	19,827,939.07
December 2021	179.32	197.35	12,995,840.55

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
144

Quantitative examples that ilustrate possible gains or losses

PYL205L DC021

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.55	5.00	0.00	0.00	Ps. 70.00
27.11	10.00	0.00	0.00	Ps. 70.00
40.66	15.00	0.00	0.00	Ps. 70.00
54.22	20.00	0.00	0.00	Ps. 70.00
67.77	25.00	0.00	0.00	Ps. 70.00
81.33	30.00	0.00	0.00	Ps. 70.00
94.88	35.00	0.00	0.00	Ps. 70.00
108.44	40.00	0.00	0.00	Ps. 70.00
121.99	45.00	0.00	0.00	Ps. 70.00
135.55	50.00	0.00	0.00	Ps. 70.00
149.10	55.00	0.00	0.00	Ps. 70.00
162.65	60.00	0.00	0.00	Ps. 70.00
176.21	65.00	0.00	0.00	Ps. 75.00
189.76	70.00	0.00	0.00	Ps. 80.00
203.32	75.00	0.00	0.00	Ps. 85.00
216.87	80.00	0.00	0.00	Ps. 90.00
230.43	85.00	0.00	0.00	Ps. 95.00
243.98	90.00	2.65	0.00	Ps. 102.65
257.54	95.00	2.65	0.00	Ps. 102.65
271.09	100.00	0.00	102.65	Ps. 102.65
284.64	105.00	0.00	102.65	Ps. 102.65
298.20	110.00	0.00	102.65	Ps. 102.65
311.75	115.00	0.00	102.65	Ps. 102.65
325.31	120.00	0.00	102.65	Ps. 102.65
338.86	125.00	0.00	102.65	Ps. 102.65
352.42	130.00	0.00	102.65	Ps. 102.65
365.97	135.00	0.00	102.65	Ps. 102.65
379.53	140.00	0.00	102.65	Ps. 102.65

Earnings Release | 4Q.2021
Banco Santander México
145

PYL306L DC043

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	$0.00	$0.00	$50.00
9.58	5.00	$0.00	$0.00	$50.00
19.17	10.00	$0.00	$0.00	$50.00
28.75	15.00	$0.00	$0.00	$50.00
38.34	20.00	$0.00	$0.00	$50.00
47.92	25.00	$0.00	$0.00	$50.00
57.50	30.00	$0.00	$0.00	$50.00
67.09	35.00	$0.00	$0.00	$50.00
76.67	40.00	$0.00	$0.00	$50.00
86.26	45.00	$0.00	$0.00	$50.00
95.84	50.00	$0.00	$0.00	$50.00
105.42	55.00	$0.00	$0.00	$55.00
115.01	60.00	$0.00	$0.00	$60.00
124.59	65.00	$0.00	$0.00	$65.00
134.18	70.00	$0.00	$0.00	$70.00
143.76	75.00	$0.00	$0.00	$75.00
153.34	80.00	$0.00	$0.00	$80.00
162.93	85.00	$3.50	$0.00	$103.50
172.51	90.00	$3.50	$0.00	$103.50
182.10	95.00	$3.50	$0.00	$103.50
191.68	100.00	$3.50	$0.00	$103.50
201.26	105.00	$0.00	$103.50	$103.50
210.85	110.00	$0.00	$103.50	$103.50
220.43	115.00	$0.00	$103.50	$103.50
230.02	120.00	$0.00	$103.50	$103.50
239.60	125.00	$0.00	$103.50	$103.50
249.18	130.00	$0.00	$103.50	$103.50
258.77	135.00	$0.00	$103.50	$103.50
268.35	140.00	$0.00	$103.50	$103.50

Earnings Release | 4Q.2021
Banco Santander México
146

xi)	Sanofi (SAN1 N)

Stock Market where it is quoted

EURONEXT Paris

Description:

Sanofi operates as a pharmaceutical company. The Company manufactures prescription pharmaceuticals and vaccines. Sanofi also develops cardiovascular, thrombosis, metabolic disorder, central nervous system, and oncology medicines and drugs. Sanofi serves customers worldwide.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	76.90	76.90	1,986,463.00
2017	71.85	92.97	2,366,185.20
2018	63.21	80.21	2,782,672.82
2019	72.24	90.86	2,431,145.76
2020	72.05	94.29	2,673,363.16
2nd Sem. 2019	72.24	90.86	2,268,614.47
1st Sem. 2020	72.05	94.12	3,233,393.89
2nd Sem. 2020	76.23	94.29	2,119,419.72
1st Sem. 2021	75.35	89.11	2,070,024.11
July 2021	85.78	88.80	1,683,495.94
August 2021	84.50	90.73	1,492,165.68
September 2021	81.35	88.20	1,973,228.23
October 2021	82.61	86.43	1,708,051.48
November 2021	83.86	90.60	2,058,972.17
December 2021	83.77	89.13	2,080,535.77

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
147

Quantitative examples that ilustrate possible gains or losses

SFI207R DC001

Market price	Observed price	Payment rights
0.00	0.00	Ps. 90
4.35	5.00	Ps. 90
8.70	10.00	Ps. 90
13.05	15.00	Ps. 90
17.41	20.00	Ps. 90
21.76	25.00	Ps. 90
26.11	30.00	Ps. 90
30.46	35.00	Ps. 90
34.81	40.00	Ps. 90
39.16	45.00	Ps. 90
43.52	50.00	Ps. 90
47.87	55.00	Ps. 90
52.22	60.00	Ps. 90
56.57	65.00	Ps. 90
60.92	70.00	Ps. 90
65.27	75.00	Ps. 90
69.62	80.00	Ps. 90
73.98	85.00	Ps. 90
78.33	90.00	Ps. 0
82.68	95.00	Ps. 0
87.030	100.00	Ps. 0
91.38	105.00	Ps. 0
95.73	110.00	Ps. 0
100.09	115.00	Ps. 0
104.44	120.00	Ps. 0
108.80	125.00	Ps. 0
113.15	130.00	Ps. 0
117.50	135.00	Ps. 0
121.85	140.00	Ps. 0

Earnings Release | 4Q.2021
Banco Santander México
148

xii)	Spotify Technology S.A (SPOT N)

Stock Market where it is quoted

Nasdaq

Description:

Spotify Technology S.A. provides music streaming service. The company offers music with a free service financed by ads or by subscription. Spotify Technology serves customers around the world.

Historical Evolution:

Comparison base: April 2nd, 2018

Period	Minimum price	Maximum price	Average (securities)
2016	N.A.	N.A.	N.A.
2017	N.A.	N.A.	N.A.
2018	106.84	N.A.	N.A.
2019	109.02	157.66	1,528,661.78
2020	117.64	343.30	1,866,541.69
2nd Sem. 2019	112.24	157.66	1,288,643.59
1st Sem. 2020	117.64	267.47	2,022,765.20
2nd Sem. 2020	231.26	343.30	1,712,016.25
1st Sem. 2021	217.07	364.59	1,553,549.00
July 2021	223.32	268.63	1,352,756.03
August 2021	205.08	234.34	1,553,267.42
September 2021	220.32	254.72	1,221,991.17
October 2021	221.91	289.40	1,140,626.23
November 2021	238.50	300.95	1,381,267.90
December 2021	222.68	243.17	1,212,642.06

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
149

Quantitative examples that ilustrate possible gains or losses

SPO207L DC007

Market price	Observed price	Observation dates 1 to 3	Excercise date 1 to 3	Excercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.78	5.00	0.00	0.00	Ps. 70.00
27.56	10.00	0.00	0.00	Ps. 70.00
41.34	15.00	0.00	0.00	Ps. 70.00
55.12	20.00	0.00	0.00	Ps. 70.00
68.90	25.00	0.00	0.00	Ps. 70.00
82.68	30.00	0.00	0.00	Ps. 70.00
96.46	35.00	0.00	0.00	Ps. 70.00
110.24	40.00	0.00	0.00	Ps. 70.00
124.02	45.00	0.00	0.00	Ps. 70.00
137.80	50.00	0.00	0.00	Ps. 70.00
151.57	55.00	0.00	0.00	Ps. 70.00
165.35	60.00	0.00	0.00	Ps. 70.00
179.13	65.00	0.00	0.00	Ps. 75.00
192.91	70.00	0.00	0.00	Ps. 80.00
206.69	75.00	0.00	0.00	Ps. 85.00
220.47	80.00	0.00	0.00	Ps. 90.00
234.25	85.00	0.00	0.00	Ps. 95.00
248.03	90.00	3.80	0.00	Ps. 103.80
261.81	95.00	3.80	0.00	Ps. 103.80
275.59	100.00	0.00	103.80	Ps. 103.80
289.37	105.00	0.00	103.80	Ps. 103.80
303.15	110.00	0.00	103.80	Ps. 103.80
316.93	115.00	0.00	103.80	Ps. 103.80
330.71	120.00	0.00	103.80	Ps. 103.80
344.49	125.00	0.00	103.80	Ps. 103.80
358.27	130.00	0.00	103.80	Ps. 103.80
372.05	135.00	0.00	103.80	Ps. 103.80
385.83	140.00	0.00	103.80	Ps. 103.80

Earnings Release | 4Q.2021
Banco Santander México
150

SPO205L DC011

Payment rights
under different scenarios of observed price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
0
20
40
60
80
100
120
140
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	$0.92	$0.00	$12.92
14.03	5.00	$0.92	$0.00	$17.92
28.06	10.00	$0.92	$0.00	$22.92
42.08	15.00	$0.92	$0.00	$27.92
56.11	20.00	$0.92	$0.00	$32.92
70.14	25.00	$0.92	$0.00	$37.92
84.17	30.00	$0.92	$0.00	$42.92
98.20	35.00	$0.92	$0.00	$47.92
112.22	40.00	$0.92	$0.00	$52.92
126.25	45.00	$0.92	$0.00	$57.92
140.28	50.00	$0.92	$0.00	$62.92
154.31	55.00	$0.92	$0.00	$67.92
168.34	60.00	$0.92	$0.00	$72.92
182.36	65.00	$0.92	$0.00	$77.92
196.39	70.00	$0.92	$0.00	$82.92
210.42	75.00	$0.92	$0.00	$87.92
224.45	80.00	$0.92	$0.00	$92.92
238.48	85.00	$0.92	$0.00	$97.92
252.50	90.00	$0.92	$0.00	$100.92
266.53	95.00	$0.92	$0.00	$100.92
280.56	100.00	$0.00	$100.92	$100.92
294.59	105.00	$0.00	$100.92	$100.92
308.62	110.00	$0.00	$100.92	$100.92
322.64	115.00	$0.00	$100.92	$100.92
336.67	120.00	$0.00	$100.92	$100.92
350.70	125.00	$0.00	$100.92	$100.92
364.73	130.00	$0.00	$100.92	$100.92
378.76	135.00	$0.00	$100.92	$100.92
392.78	140.00	$0.00	$100.92	$100.92

Earnings Release | 4Q.2021
Banco Santander México
151

xiii)	Tesla Motors, Inc. (TSLA*)

Stock Market where it is quoted

Nasdaq

Description:

Tesla Motors, Inc. designs, manufactures and markets high-performance electric vehicles and electric vehicle power train components. It has its own sales and service network and sells electric motor train components to other car manufacturers. Serves clients all over the world.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	42.74	42.74	23,213,100.00
2017	42.74	77.00	30,791,567.04
2018	50.11	75.91	43,069,228.16
2019	35.79	86.19	46,931,113.82
2020	72.24	705.67	74,127,073.15
2nd Sem. 2019	42.28	86.19	42,130,915.30
1st Sem. 2020	72.24	215.96	85,054,851.37
2nd Sem. 2020	223.93	705.67	63,318,075.13
1st Sem. 2021	563.00	883.09	32,709,674.34
July 2021	643.38	687.20	21,215,297.03
August 2021	665.71	735.72	17,215,804.06
September 2021	730.17	791.36	18,851,716.07
October 2021	775.22	1,114.00	23,868,458.42
November 2021	1,013.39	1,229.91	27,757,403.33
December 2021	899.94	1,095.00	24,890,723.68

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
152

Quantitative examples that ilustrate possible gains or losses

TSL205L DC074

Payment rights
under different scenarios of observed price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
0
20
40
60
80
100
120
140
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	$0.92	$0.00	$22.92
56.85	5.00	$0.92	$0.00	$27.92
113.71	10.00	$0.92	$0.00	$32.92
170.56	15.00	$0.92	$0.00	$37.92
227.41	20.00	$0.92	$0.00	$42.92
284.27	25.00	$0.92	$0.00	$47.92
341.12	30.00	$0.92	$0.00	$52.92
397.97	35.00	$0.92	$0.00	$57.92
454.82	40.00	$0.92	$0.00	$62.92
511.68	45.00	$0.92	$0.00	$67.92
568.53	50.00	$0.92	$0.00	$72.92
625.38	55.00	$0.92	$0.00	$77.92
682.24	60.00	$0.92	$0.00	$82.92
739.09	65.00	$0.92	$0.00	$87.92
795.94	70.00	$0.92	$0.00	$92.92
852.80	75.00	$0.92	$0.00	$97.92
909.65	80.00	$0.92	$0.00	$100.92
966.50	85.00	$0.92	$0.00	$100.92
1,023.35	90.00	$0.92	$0.00	$100.92
1,080.21	95.00	$0.92	$0.00	$100.92
1,137.06	100.00	$0.00	$100.92	$100.92
1,193.91	105.00	$0.00	$100.92	$100.92
1,250.77	110.00	$0.00	$100.92	$100.92
1,307.62	115.00	$0.00	$100.92	$100.92
1,364.47	120.00	$0.00	$100.92	$100.92
1,421.33	125.00	$0.00	$100.92	$100.92
1,478.18	130.00	$0.00	$100.92	$100.92
1,535.03	135.00	$0.00	$100.92	$100.92
1,591.88	140.00	$0.00	$100.92	$100.92

Earnings Release | 4Q.2021
Banco Santander México
153

(xvi)	Uber Technologies, Inc. (UBER*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Uber Technologies, Inc. provides ride hailing services. The Company develops applications for road transportation, navigation, ride sharing, and payment processing solutions. Uber Technologies serves customers worldwide.

Historical Evolution:

Comparison base: May 9, 2019

Period	Minimum price	Maximum price	Average (securities)
2016	N.A.	N.A.	N.A.
2017	N.A.	N.A.	N.A.
2018	N.A.	N.A.	N.A.
2019	25.99	N.A.	N.A.
2020	14.82	54.86	28,061,159.23
2nd Sem. 2019	25.99	44.53	18,078,565.85
1st Sem. 2020	14.82	41.27	35,401,344.19
2nd Sem. 2020	29.42	54.86	20,800,758.90
1st Sem. 2021	43.81	63.18	20,171,602.44
July 2021	43.46	51.71	17,320,073.29
August 2021	39.14	44.28	23,429,701.52
September 2021	38.48	47.25	27,272,219.53
October 2021	43.82	48.36	19,106,276.39
November 2021	38.00	47.19	30,727,374.77
December 2021	35.73	43.91	32,233,540.48

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
154

Quantitative examples that ilustrate possible gains or losses

UBR208L DC023

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70
2.23	5.00	0.00	0.00	Ps. 70
4.47	10.00	0.00	0.00	Ps. 70
6.70	15.00	0.00	0.00	Ps. 70
8.94	20.00	0.00	0.00	Ps. 70
11.17	25.00	0.00	0.00	Ps. 70
13.41	30.00	0.00	0.00	Ps. 70
15.64	35.00	0.00	0.00	Ps. 70
17.88	40.00	0.00	0.00	Ps. 70
20.11	45.00	0.00	0.00	Ps. 70
22.35	50.00	0.00	0.00	Ps. 70
24.58	55.00	0.00	0.00	Ps. 70
26.81	60.00	0.00	0.00	Ps. 70
29.05	65.00	0.00	0.00	Ps. 75
31.28	70.00	0.00	0.00	Ps. 80
33.52	75.00	0.00	0.00	Ps. 85
35.75	80.00	0.00	0.00	Ps. 90
37.99	85.00	0.00	0.00	Ps. 95
40.22	90.00	3.50	0.00	Ps. 103.5
42.46	95.00	3.50	0.00	Ps. 103.5
44.69	100.00	0.00	103.50	Ps. 103.5
46.92	105.00	0.00	103.50	Ps. 103.5
49.16	110.00	0.00	103.50	Ps. 103.5
51.39	115.00	0.00	103.50	Ps. 103.5
53.63	120.00	0.00	103.50	Ps. 103.5
55.86	125.00	0.00	103.50	Ps. 103.5
58.10	130.00	0.00	103.50	Ps. 103.5
60.33	135.00	0.00	103.50	Ps. 103.5
62.57	140.00	0.00	103.50	Ps. 103.5

Earnings Release | 4Q.2021
Banco Santander México
155

(xvii)	Visa, Inc. (V*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Visa Inc. operates a retail electronic payments network and manages global financial services. The Company also offers global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses, and government entities.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	78.02	78.02	7,127,305.00
2017	78.02	114.35	7,825,322.15
2018	113.86	150.79	8,587,335.23
2019	128.13	189.39	7,596,704.65
2020	135.74	218.73	9,617,979.76
2nd Sem. 2019	168.86	189.39	7,160,049.85
1st Sem. 2020	135.74	213.31	11,446,094.42
2nd Sem. 2020	180.87	218.73	7,809,735.91
1st Sem. 2021	193.25	237.32	8,577,517.09
July 2021	235.15	250.93	7,061,270.58
August 2021	229.10	246.39	6,386,067.94
September 2021	220.05	231.59	8,809,878.27
October 2021	209.84	233.88	7,822,670.71
November 2021	193.77	220.49	13,930,668.37
December 2021	190.16	218.17	8,579,285.65

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
156

Quantitative examples that ilustrate possible gains or losses

VIS210R DC004

Observed Price	Market Price	Payment Rights
0.00	0.00	$100.00
5.00	11.26	$100.00
10.00	22.52	$100.00
15.00	33.78	$100.00
20.00	45.04	$100.00
25.00	56.30	$100.00
30.00	67.55	$100.00
35.00	78.81	$100.00
40.00	90.07	$100.00
45.00	101.33	$100.00
50.00	112.59	$100.00
55.00	123.85	$100.00
60.00	135.11	$100.00
65.00	146.37	$100.00
70.00	157.63	$100.00
75.00	168.89	$100.00
80.00	180.14	$100.00
85.00	191.40	$100.00
90.00	202.66	$100.00
95.00	213.92	$100.00
100.00	225.18	$100.00
105.00	236.44	$105.00
110.00	247.70	$110.00
115.00	258.96	$115.00
118.00	265.71	$118.00
118.75	267.40	$118.75
118.80	267.51	$106.00
135.00	303.99	$106.00
140.00	315.25	$106.00
145.00	326.51	$106.00
150.00	337.77	$106.00
155.00	349.03	$106.00

Earnings Release | 4Q.2021
Banco Santander México
157

(xviii)	Materials Select Sector SPDR (XLB*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Materials Select Sector SPDR Trust is an exchange-traded fund incorporated in the USA. Its objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. It includes companies in the following industries: chemicals, building materials, containers and packaging.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	49.70	49.70	4,929,908.00
2017	49.70	60.64	4,175,340.55
2018	47.34	64.09	7,369,055.30
2019	49.34	61.42	6,258,772.69
2020	38.35	72.39	7,593,030.42
2nd Sem. 2019	54.95	61.42	5,456,128.67
1st Sem. 2020	38.35	61.42	9,156,436.07
2nd Sem. 2020	56.47	72.39	6,046,618.31
1st Sem. 2021	70.64	88.68	7,170,987.41
July 2021	79.35	84.02	7,286,318.16
August 2021	82.94	86.51	6,054,251.35
September 2021	79.11	85.94	7,684,096.30
October 2021	80.02	85.92	6,302,478.26
November 2021	84.65	90.10	6,004,470.70
December 2021	83.79	90.61	5,636,700.13

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
158

Quantitative examples that ilustrate possible gains or losses

XLB202R DC001

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
10.00	7.06	Ps. 90.00
20.00	14.13	Ps. 90.00
30.00	21.19	Ps. 90.00
40.00	28.26	Ps. 90.00
50.00	35.32	Ps. 90.00
60.00	42.38	Ps. 90.00
70.00	49.45	Ps. 90.00
80.00	56.51	Ps. 90.00
90.00	63.58	Ps. 90.00
95.00	67.11	Ps. 95.00
96.00	67.81	Ps. 96.00
97.00	68.52	Ps. 97.00
98.00	69.23	Ps. 98.00
99.00	69.93	Ps. 99.00
100.00	70.64	Ps. 100.00
105.00	74.17	Ps. 106.75
110.00	77.70	Ps. 113.50
114.51	80.89	Ps. 119.59
115.01	81.24	Ps. 108.50
116.01	81.95	Ps. 108.50
117.01	82.66	Ps. 108.50
118.01	83.36	Ps. 108.50
119.01	84.07	Ps. 108.50
120.01	84.78	Ps. 108.50

Earnings Release | 4Q.2021
Banco Santander México
159

(xvi)	Financial Select Sector SPDR (XLF*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Financial Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund's objective is to provide investment results that, before expenses, correspond to the performance of The Financial Select Sector. The Index includes financial services firms whose business' range from investment management to commercial & business banking.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	23.25	23.25	44,761,220.00
2017	22.90	28.22	63,492,251.30
2018	22.31	30.17	61,707,717.64
2019	23.48	30.94	49,572,724.63
2020	17.66	31.17	67,562,556.95
2nd Sem. 2019	25.98	30.94	46,864,585.69
1st Sem. 2020	17.66	31.17	80,700,158.41
2nd Sem. 2020	22.68	29.48	54,567,755.49
1st Sem. 2021	28.95	38.47	58,163,835.48
July 2021	35.11	37.07	49,792,934.61
August 2021	36.52	39.00	43,743,648.23
September 2021	36.50	38.74	51,451,769.23
October 2021	37.82	40.62	50,959,236.03
November 2021	37.96	40.53	55,135,440.77
December 2021	37.54	39.46	62,190,349.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
160

Quantitative examples that ilustrate possible gains or losses

XLF212R DC022

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.973	5	Ps.90.00
3.946	10	Ps.90.00
5.919	15	Ps.90.00
7.892	20	Ps.90.00
9.865	25	Ps.90.00
11.838	30	Ps.90.00
13.811	35	Ps.90.00
15.784	40	Ps.90.00
17.757	45	Ps.90.00
19.73	50	Ps.90.00
21.703	55	Ps.90.00
23.676	60	Ps.90.00
25.649	65	Ps.90.00
27.622	70	Ps.90.00
29.595	75	Ps.90.00
31.568	80	Ps.90.00
33.541	85	Ps.90.00
35.514	90	Ps.90.00
37.487	95	Ps.95.00
39.46	100	Ps.100.00
40.2492	102	Ps.100.00
39.8546	101	Ps.100.00
40.6438	103	Ps.100.00
42.6168	108	Ps.106.15
44.593746	113.01	Ps.112.31
46.172146	117.01	Ps.117.23
46.566746	118.01	Ps.118.46
46.566746	118.01	Ps.118.46
50.9034	129	Ps.131.98
52.8764	134	Ps.108.00
54.8494	139	Ps.108.00
56.8224	144	Ps.108.00
58.7954	149	Ps.108.00
60.7684	154	Ps.108.00

Earnings Release | 4Q.2021
Banco Santander México
161

(xvii)	Health Care Select Sector SPDR (XLV*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Health Care Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund's objective is to provide investment results that correspond to the performance of The Health Care Select Sector Index. The Index includes companies involved in health care equipment and supplies, health care providers and services, biotechnology & pharmaceuticals.

Historical Evolution:

Comparison base: December 31, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	68.94	68.94	6,648,979.00
2017	68.94	83.98	7,214,044.55
2018	79.55	95.87	9,722,717.68
2019	83.47	103.11	9,885,136.35
2020	74.62	113.44	10,450,181.77
2nd Sem. 2019	87.95	103.11	8,226,989.13
1st Sem. 2020	74.62	104.73	13,273,916.88
2nd Sem. 2020	100.71	113.44	7,657,139.44
1st Sem. 2021	110.80	126.03	8,811,907.92
July 2021	127.07	132.15	9,333,390.26
August 2021	131.82	136.81	8,387,850.06
September 2021	127.30	136.85	10,464,161.40
October 2021	125.34	133.82	13,023,360.55
November 2021	129.73	135.29	11,256,178.67
December 2021	129.50	141.49	13,108,567.81

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2021
Banco Santander México
162

Quantitative examples that ilustrate possible gains or losses

XLV203R DC010

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	5.63	Ps. 90.00
10.00	11.26	Ps. 90.00
15.00	16.89	Ps. 90.00
20.00	22.52	Ps. 90.00
25.00	28.15	Ps. 90.00
30.00	33.78	Ps. 90.00
35.00	29.28	Ps. 90.00
40.00	45.04	Ps. 90.00
45.00	50.67	Ps. 90.00
50.00	56.31	Ps. 90.00
55.00	61.94	Ps. 90.00
60.00	67.57	Ps. 90.00
65.00	73.20	Ps. 90.00
70.00	78.83	Ps. 90.00
75.00	84.46	Ps. 90.00
80.00	90.09	Ps. 90.00
85.00	95.72	Ps. 90.00
90.00	101.35	Ps. 90.00
95.00	106.98	Ps. 95.00
100.00	112.61	Ps. 100.00
101.00	113.74	Ps. 100.00
102.00	114.86	Ps. 100.00
105.00	118.24	Ps. 103.45
110.00	123.87	Ps. 109.20
115.01	129.51	Ps. 114.96
117.01	131.76	Ps. 117.26
118.01	132.89	Ps. 108.00
120.01	135.14	Ps. 108.00
125.01	140.77	Ps. 108.00
130.01	146.40	Ps. 108.00

Earnings Release | 4Q.2021
Banco Santander México
163

Hedged Positions as of December 31st, 2021

Hedged Positions

ASSETS: XLB202R DC001, BAB202L DC045, XLV203R DC010, BAG204L DC008, BAB204L DC046, PYL205L DC021, ICL211R DC003, SPO207L DC007, SFI207R DC001, UBR208L DC023, FBK209L DC097, MLI209L DC006, BAB304R DC053, VIS210R DC004, JNJ210R DC005, NVD210L DC124, MRN211L DC007, SPO205L DC011, TSL205L DC074, BAC212L DC014, ICL212L DC010, FBK212L DC107, MLI212L DC014, NVD206L DC128, NVD212L DC129, XLF212R DC022, PYL306L DC043.

Asset Type	Issuer / Serie	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
Hedge	XLB202R DC001	490,000	0	1	12	(0.0016)	(794.6821)	(794.6821)
Hedge	BAB202L DC045	1,219,500	0	1	12	0.0019	2287.9067	2287.9067
Hedge	XLV203R DC010	267,500	0	1	12	(0.0015)	(403.6243)	(403.6243)
Hedge	BAG204L DC008	400,000	0	1	12	0.0235	9412.9615	9412.9615
Hedge	BAB204L DC046	400,000	0	1	12	0.0212	8468.7912	8468.7912
Hedge	PYL205L DC021	1,983,000	0	1	12	0.0132	26216.5949	26216.5949
Hedge	ICL211R DC003	586,000	0	1	12	0.0836	49005.5138	49005.5138
Hedge	SPO207L DC007	1,125,000	0	1	12	0.0145	16280.5513	16280.5513
Hedge	SFI207R DC001	465,000	0	1	12	0.0331	15373.1336	15373.1336
Hedge	UBR208L DC023	1,914,500	0	1	12	0.0497	95067.9364	95067.9364
Hedge	FBK209L DC097	586,500	0	1	12	0.0088	5145.5115	5145.5115
Hedge	MLI209L DC006	453,750	0	1	12	0.0016	715.6142	715.6142
Hedge	BAB304R DC053	486,942	0	1	12	0.0063	3064.0783	3064.0783
Hedge	VIS210R DC004	400,000	0	1	12	0.0026	1050.0764	1050.0764
Hedge	JNJ210R DC005	400,000	0	1	12	0.0041	1633.7686	1633.7686
Hedge	NVD210L DC124	1,373,200	0	1	12	0.0008	1092.091	1092.091
Hedge	MRN211L DC007	472,500	0	1	12	0.0079	3711.1393	3711.1393
Hedge	SPO205L DC011	235,560	0	1	12	0.0092	2170.6568	2170.6568
Hedge	TSL205L DC074	175,930	0	1	12	0.0011	200.707	200.707
Hedge	BAC212L DC014	287,300	0	1	12	0.0371	10660.2859	10660.2859
Hedge	ICL212L DC010	100,000	0	1	12	0.1086	10857.9759	10857.9759
Obligation	FBK212L DC107	100,000	0	1	12	0.0059	587.2196	587.2196
Obligation	MLI212L DC014	130,000	0	1	12	0.0008	105.2663	105.2663
Obligation	NVD206L DC128	276,890	0	1	12	0.0051	1403.8961	1403.8961
Obligation	NVD212L DC129	100,000	0	1	12	0.0101	1006.4738	1006.4738
Obligation	XLF212R DC022	375,700	0	1	12	0.0518	19470.7182	19470.7182
Obligation	PYL306L DC043	358,060	0	1	12	0.0122	4385.7364	4385.7364
Obligation	XLB202R DC001	490,000	107.56	1	12	0.0016	794.6821	794.6821
Obligation	BAB202L DC045	1,219,500	69.86	1	12	(0.0019)	(2287.9067)	(2287.9067)
Obligation	XLV203R DC010	267,500	107.06	1	12	0.0015	403.6243	403.6243
Obligation	BAG204L DC008	400,000	82.75	1	12	(0.0235)	(9412.9615)	(9412.9615)
Obligation	BAB204L DC046	400,000	52.21	1	12	(0.0212)	(8468.7912)	(8468.7912)
Obligation	PYL205L DC021	1,983,000	81.27	1	12	(0.0132)	(26216.5949)	(26216.5949)
Obligation	ICL211R DC003	586,000	92.3	1	12	(0.0836)	(49005.5138)	(49005.5138)
Obligation	SPO207L DC007	1,125,000	94.82	1	12	(0.0145)	(16280.5513)	(16280.5513)
Obligation	SFI207R DC001	465,000	98.35	1	12	(0.0331)	(15373.1336)	(15373.1336)
Obligation	UBR208L DC023	1,914,500	95.29	1	12	(0.0497)	(95067.9364)	(95067.9364)
Obligation	FBK209L DC097	586,500	93.18	1	12	(0.0088)	(5145.5115)	(5145.5115)
Obligation	MLI209L DC006	453,750	82.71	1	12	(0.0016)	(715.6142)	(715.6142)
Obligation	BAB304R DC053	486,942	89.56	1	12	(0.0063)	(3064.0783)	(3064.0783)
Obligation	VIS210R DC004	400,000	97.37	1	12	(0.0026)	(1050.0764)	(1050.0764)
Obligation	JNJ210R DC005	400,000	99.19	1	12	(0.0041)	(1633.7686)	(1633.7686)
Obligation	NVD210L DC124	1,373,200	103.01	1	12	(0.0008)	(1092.091)	(1092.091)
Obligation	MRN211L DC007	472,500	85.25	1	12	(0.0079)	(3711.1393)	(3711.1393)
Obligation	SPO205L DC011	235,560	91.21	1	12	(0.0092)	(2170.6568)	(2170.6568)
Obligation	TSL205L DC074	175,930	95.51	1	12	(0.0011)	(200.707)	(200.707)
Obligation	BAC212L DC014	287,300	99.17	1	12	(0.0371)	(10660.2859)	(10660.2859)
Obligation	ICL212L DC010	100,000	95.64	1	12	(0.1086)	(10857.9759)	(10857.9759)
Obligation	FBK212L DC107	100,000	99.71	1	12	(0.0059)	(587.2196)	(587.2196)
Obligation	MLI212L DC014	130,000	101.21	1	12	(0.0008)	(105.2663)	(105.2663)
Obligation	NVD206L DC128	276,890	96.8	1	12	(0.0051)	(1403.8961)	(1403.8961)
Obligation	NVD212L DC129	100,000	94.24	1	12	(0.0101)	(1006.4738)	(1006.4738)
Obligation	XLF212R DC022	375,700	93.81	1	12	(0.0518)	(19470.7182)	(19470.7182)
Obligation	PYL306L DC043	358,060	93.2	1	12	(0.0122)	(4385.7364)	(4385.7364)

Earnings Release | 4Q.2021
Banco Santander México
164

Delta as Issuers
Issuer / Serie	Asset Type	Total
XLB202R DC001	Hedge	(794.682130)
	Obligation	794.682130
BAB202L DC045	Hedge	2,287.906740
	Obligation	(2,287.906740)
XLV203R DC010	Hedge	(403.624250)
	Obligation	403.624250
BAG204L DC008	Hedge	9,412.961530
	Obligation	(9,412.961530)
BAB204L DC046	Hedge	8,468.791160
	Obligation	(8,468.791160)
PYL205L DC021	Hedge	26,216.594870
	Obligation	(26,216.594870)
ICL211R DC003	Hedge	49,005.513800
	Obligation	(49,005.513800)
SPO207L DC007	Hedge	16,280.551310
	Obligation	(16,280.551310)
UBR208L DC023	Hedge	95,067.936400
	Obligation	(95,067.936400)
FBK209L DC097	Hedge	5,145.511450
	Obligation	(5,145.511450)
MLI209L DC006	Hedge	715.614220
	Obligation	(715.614220)
BAB304R DC053	Hedge	3,064.078310
	Obligation	(3,064.078310)
SFI207R DC001	Hedge	15,373.133580
	Obligation	(15,373.133580)
VIS210R DC004	Hedge	1,050.076390
	Obligation	(1,050.076390)
JNJ210R DC005	Hedge	1,633.768550
	Obligation	(1,633.768550)
NVD210L DC124	Hedge	1,092.091030
	Obligation	(1,092.091030)
MRN211L DC007	Hedge	3,711.139290
	Obligation	(3,711.139290)
SPO205L DC011	Hedge	2,170.656800
	Obligation	(2,170.656800)
TSL205L DC074	Hedge	200.706950
	Obligation	(200.706950)
BAC212L DC014	Hedge	10,660.285880
	Obligation	(10,660.285880)
ICL212L DC010	Hedge	10,857.975860
	Obligation	(10,857.975860)
FBK212L DC107	Hedge	587.219570
	Obligation	(587.219570)
MLI212L DC014	Hedge	105.266330
	Obligation	(105.266330)
NVD206L DC128	Hedge	1,403.896070
	Obligation	(1,403.896070)
NVD212L DC129	Hedge	1,006.473810
	Obligation	(1,006.473810)
XLF212R DC022	Hedge	19,470.718170
	Obligation	(19,470.718170)
PYL306L DC043	Hedge	4,385.736400
	Obligation	(4,385.736400)
Total		-

Earnings Release | 4Q.2021
Banco Santander México
165

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
XLB202R DC001	0.0000	1.000000	0.000000	0.0000	(794.6821)	794.6821
BAB202L DC045	0.0000	1.000000	0.000000	0.0000	2,287.9067	(2,287.9067)
XLV203R DC010	0.0000	1.000000	0.000000	0.0000	(403.6243)	403.6243
BAG204L DC008	0.0000	1.000000	0.000000	0.0000	9,412.9615	(9,412.9615)
BAB204L DC046	0.0000	1.000000	0.000000	0.0000	8,468.7912	(8,468.7912)
PYL205L DC021	0.0000	1.000000	0.000000	0.0000	26,216.5949	(26,216.5949)
ICL211R DC003	0.0000	1.000000	0.000000	0.0000	49,005.5138	(49,005.5138)
SPO207L DC007	0.0000	1.000000	0.000000	0.0000	16,280.5513	(16,280.5513)
SFI207R DC001	0.0000	1.000000	0.000000	0.0000	15,373.1336	(15,373.1336)
UBR208L DC023	0.0000	1.000000	0.000000	0.0000	95,067.9364	(95,067.9364)
FBK209L DC097	0.0000	1.000000	0.000000	0.0000	5,145.5115	(5,145.5115)
MLI209L DC006	0.0000	1.000000	0.000000	0.0000	715.6142	(715.6142)
BAB304R DC053	0.0000	1.000000	0.000000	0.0000	3,064.0783	(3,064.0783)
VIS210R DC004	0.0000	1.000000	0.000000	0.0000	1,050.0764	(1,050.0764)
JNJ210R DC005	0.0000	1.000000	0.000000	0.0000	1,633.7686	(1,633.7686)
NVD210L DC124	0.0000	1.000000	0.000000	0.0000	1,092.0910	(1,092.0910)
MRN211L DC007	0.0000	1.000000	0.000000	0.0000	3,711.1393	(3,711.1393)
SPO205L DC011	0.0000	1.000000	0.000000	0.0000	2,170.6568	(2,170.6568)
TSL205L DC074	0.0000	1.000000	0.000000	0.0000	200.7070	(200.7070)
BAC212L DC014	0.0000	1.000000	0.000000	0.0000	10,660.285880	(10,660.285880)
ICL212L DC010	0.0000	1.000000	0.000000	0.0000	10,857.9759	(10,857.9759)
FBK212L DC107	0.0000	1.000000	0.000000	0.0000	587.2196	(587.2196)
MLI212L DC014	0.0000	1.000000	0.000000	0.0000	105.2663	(105.2663)
NVD206L DC128	0.0000	1.000000	0.000000	0.0000	1,403.8961	(1,403.8961)
NVD212L DC129	0.0000	1.000000	0.000000	0.0000	1,006.4738	(1,006.4738)
XLF212R DC022	0.0000	1.000000	0.000000	0.0000	19,470.7182	(19,470.7182)
PYL306L DC043	0.0000	1.000000	0.000000	0.0000	4,385.7364	(4,385.7364)

Earnings Release | 4Q.2021
Banco Santander México
166

XIII.Special Accounting Criteria — Subsidiaries

Santander Consumo

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of December 31, 2021, Santander Consumo, S.A. de C.V., SOFOM, E.R. (Santander Consumo) has 223,514 loans registered in its different support programs for an amount of Ps. 9,575 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	665	Ps.48

Consumer loans	222,849	9,527

Total	223,514	Ps.9,575

Santander Consumo considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals.

In the same line, Santander Consumo determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Santander Consumo would have presented the following amounts in the Balance Sheet and in the Statement of Income as of December 31, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	3,407	3,407

Consumer loans	82,672	82,623

Total performing loan portfolio	86,079	86,030

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	13	13

Consumer loans	2,624	2,653

Total non-performing portfolio	2,637	2,666

Total loan portfolio	88,716	88,696

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(49)	(49)

Consumer loans	(7,924)	(7,926)

Total allowance for loan losses	(7,973)	(7,975)

Loan portfolio (net)	80,743	80,721

Earnings Release | 4Q.2021
Banco Santander México
167

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Interest income	17,223	17,203
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	206	206

Consumer loans	17,015	16,995

Total interest income	17,221	17,201

Allowance for loan losses
Commercial loans
Commercial or business activity	(307)	(307)

Consumer loans	(7,652)	(7,654)

Total allowance for loan losses	(7,959)	(7,961)

Below is the calculation of the capitalization index of Santander Consumo as of December 31, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	29.97%
Accounting Criteria B-6	29.94%

(3) bps

Note: the information shown above represents financial information of Santander Consumo as of December 31, 2021. Consolidated information is presented in the Banco Santander Mexico financial information, which includes Santander Consumo, for consolidation purposes.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that met all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They were recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal has been duly formalized within a period that expired on January 31, 2021.

Earnings Release | 4Q.2021
Banco Santander México
168

It was optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions have chosen to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV should have been complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consisted of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020.

Santander Consumo decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consisted in that credit institutions was able to offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans adhered to the benefit of the special accounting criteria allowed the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which allowed the borrowers to allocate their resources to face the possible damages that they suffered from natural phenomena.

The foregoing will be applicable as long as the credit was classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process was carried out within 120 calendar days following the date of the claim.

As of December 31, 2021, Santander Consumo has not applied the Special Accounting Criteria, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Santander Inclusión Financiera

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of December 31, 2021, Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R. (Inclusión Financiera) has no loans registered in its different support programs, whereby, it does not reflect accounting balances of this nature.

Inclusión Financiera considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals.

Earnings Release | 4Q.2021
Banco Santander México
169

In the same line, Inclusión Financiera determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Inclusión Financiera would have presented the following amounts in the Balance Sheet and in the Statement of Income as of December 31, 2021, however, as of this date, has no loans registered in its different support programs:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Commercial loans	409	409

Total performing loan portfolio	409	409

Commercial loans	17	17

Total non-performing portfolio	17	17

Total loan portfolio	426	426

(-) Less:
Allowance for loan losses
Consumer loans	(33)	(33)

Total allowance for loan losses	(33)	(33)

Loan portfolio (net)	393	393

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	260	260
Of which:
Interest on loan portfolio:
Consumer loans	260	260

Total interest income	260	260

Allowance for loan losses
Consumer loans	(45)	(45)

Total allowance for loan losses	(45)	(45)

Earnings Release | 4Q.2021
Banco Santander México
170

Below is the calculation of the capitalization index of Inclusión Financiera as of December 31, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	15.97%
Accounting Criteria B-6	15.97%

0 bps

Note: the information shown above represents financial information of Inclusión Financiera as of December 31, 2021. Consolidated information is presented in the Banco Santander Mexico financial information, which includes Inclusión Financiera, for consolidation purposes.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They were recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal has been duly formalized within a period that expired on January 31, 2021.

It was optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions have chosen to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV should have been complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consisted of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020.

Inclusión Financiera decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consisted in that credit institutions was able to offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans adhered to the benefit of the Special Accounting Criteria allowed the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which allowed the borrowers to allocate their resources to face the possible damages that they suffered from natural phenomena.

The foregoing will be applicable as long as the credit was classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process was carried out within 120 calendar days following the date of the claim.

As of December 31, 2021, Inclusión Financiera has not applied the Special Accounting Criteria, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Earnings Release | 4Q.2021
Banco Santander México
171

Item 2

4Q.21
Earnings Presentation

BSMX LISTED NYSE

BSMX

Santander

4Q.21 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Solid Quarter, Sound Asset Quality, Significantly Stronger Franchise Loan book up 6.9% YoY  Individual loans, outpacing the market, supported by sustained market share gains in mortgages and auto loans  Credit cards and SME subject to prudent risk management, while corporate loans remain soft, reflecting sustained profitability focus Deposit base up 2.4% YoY ; contribution of individuals in total deposits represents 38.6% vs 24.2% in 2016  Individual demand deposits +8.0%  Individual term deposits +2.9% Healty asset quality  NPL ratio 2.18% - 90 bps  Cost of risk 1 2.90% +1 bps Profitability in 4Q21 reflects lower fees, higher expenses and excess capital  Efficiency ratio 2 56.00% +394 bps 50.39% +433 bps  ROAE 3 12.92% - 181 bps 11.13% - 242 bps 4Q21 YoY Var 4Q21 YoY Var  Corporate demand deposits +9.6%  Corporate term deposits - 19.8% Historically strong capital and liquidity positions  CET1 14 .84%  LCR 227 .55% 4Q21  Lowest level in NPLs following 4Q20 peak; converging to pre pandemic level Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (4Q21*4). / Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M21). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q20;4Q21). / Year to date ratio = Annualized cumulative net income as a percentage of average equity (4Q20;4Q21). 12M21 YoY Var

Macro Indicators Continue to Improve at a Steady Pace

Banxico's GDP Growth Expectations Survey[1] (%)
2021
5.6
(December)
2022
2.8
6
4
2
2019
2020
2021

Growth in Formal Employment[2] (%, YoY)
(December)
4.3
6
2
-2
-6
2019
2020
2021

Macro Indicators[3] (%)
120
110
100
90
80
70
60
113.9
98.4
93.3
Private Consumption
(October)
Industrial Activity
Gross Fixed Investment
2019
2020
2021

- Banxico's GDP growth expectations survey reveals an anticipated growth trend of 5.6% for 2021 and growth expectations of 2.8% in 2022.
- During 2021, 846,000 jobs were created, up 4.3% YoY. According to the IMSS, it is the highest annual increase in jobs creation ever.
- Moderate recovery in private consumption and industrial activity, while investments alternated periods of growth and contraction.

Santander

4

4.3 6 - 2 - 6 2 2021 2019 2020 Banxico’s GDP Growth Expectations Survey 1 (%) 5.6 2.8 4 2 6 2021 2019 2020 4 Macro Indicators Continue to Improve at a Steady Pace Source : 1) Banxico surveys on the expectations of specialists in economics of the private sector as of December 2021. 2) Instituto Mexicano del Seguro Social (IMSS) as of December 2021. 3) Instituto Nacional de Estadística y Geografía ( INEGI) seasonally adjusted series as of October 2021. . Macro Indicators 3 () 13.1 % Growth in Formal Employment 2 (%, YoY ) 2021 2022 (December)  Banxico’s GDP growth expectations survey reveals an anticipated growth trend of 5 . 6 % for 2021 and growth expectations of 2 . 8 % in 2022 .  During 2021 , 846 , 000 jobs were created, up 4 . 3 % YoY . According to the IMSS, it is the highest annual increase in jobs creation ever .  Moderate recovery in private consumption and industrial activity, while investments alternated periods of growth and contraction . (December) 113.9 98.4 60 70 80 90 100 110 120 2020 2019 2021 93.3 Private Consumption Industrial Activity Gross Fixed Investment (October) Macro Indicators 3 (%)

Total Loans

YoY Growth
5,303
5,349
5,325
5,383
5,549
-1.9%
-7.4%
-5.6%
-1.9%
4.6%
4Q20
1Q21
2Q21
3Q21
4Q21

Total Deposits

YoY Growth
5,892
5,971
5,959
5,980
6,229
10.8%
3.9%
1.7%
2.4%
5.7%
4Q20
1Q21
2Q21
3Q21
4Q21

Consumer Loans[1] (YoY Growth)

-7.7%
-8.8%
-1.7%
0.5%
2.5%
4Q20
1Q21
2Q21
3Q21
4Q21

Demand Deposits (YoY Growth)

17.1%
11.7%
9.3%
8.6%
9.3%
4Q20
1Q21
2Q21
3Q21
4Q21

Santander

5

5 Pick - up in System Loan Growth while Demand Deposits Continue to Boost Total Deposit Source: CNBV Banks as of December 2021 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 1Q21 - 1.9% - 7.4% - 5.6% - 1.9% 4Q20 2Q21 3Q21 4.6% 4Q21 5,303 5,349 5,325 5,383 5,549 YoY Growth 2.4% 10.8% 1Q21 4Q20 3.9% 1.7% 3Q21 2Q21 5,892 5.7% 4Q21 5,971 5,959 5,980 6,229 YoY Growth 3Q21 - 1.7% 4Q20 4Q21 1Q21 2Q21 - 7.7% - 8.8% 0.5% 2.5% 11.7% 17.1% 4Q20 1Q21 2Q21 4Q21 3Q21 9.3% 8.6% 9.3%

6 Further Strengthening Position as Market Leader in Value - Added Products While Developing New Growth Initiatives Notes: 1) CNBV Data as of December 2021. 2) In July, 2021, Santander México was recognized by the International Finance Magazine. Increasing & expanding our auto loan business organically, achieving a market share of 12.4% 1 , +697 bps vs Dec2020 Second largest mortgage originator; driven by Hipoteca Plus & Hipoteca Free, along with our Hipoteca Online digital platform. We are close to reach 18% 1 of market share Digitizing our services & advancing an operational transformation in our journey to become a customer - centric bank of 5.5m Digital clients (10% YoY) L i k e U , Mexico’s first credit card that can be 100% personalized offering the highest security features +354K cards issued Santander Mexico is the only bank in the country included in the S&P “Sustainability Yearbook 2021 ” and once again included in 2022. We were also recognized as Mexico’s Best Financial Inclusion Bank and Most Socially Responsible Bank 2 . Also, the Bank was selected as a member of the DJSI MILA 2021 for the 2 nd consecutive year ▪ Regional presence: 84 branches ▪ Employees: 758 ▪ Customers served: +279K ▪ Digital savings accounts: +227K ▪ Medical assistance: + 292K Recognized as the Best financial inclusion bank in Mexico and in the world 2

Strong YoY Loan Growth, Outpacing the Market

Total Loans

+6.9%
+4.6 %
System YoY growth[1]
702,769
713,989
710,323
715,759
750,966
+4.9%
4Q20
1Q21
2Q21
3Q21
4Q21

Loan Portfolio Breakdown

Consumer 9%
Credit Cards 7%
Middle-Market 27%
Mortgages 26%
Corporates 11%
SMEs 7%
Gov&FinEnt 13%

	4Q21 $$	4Q21 Var YoY	4Q21 System YoY Growth[1]	4Q21 Contribution to: Loans	4Q21 Contribution to: NII Loans	4Q20 Contribution to: Loans	4Q20 Contribution to: NII Loans
High-margin segments:							
Middle-market	200,834	3.5%				53.4%	66.3%
SMEs	55,787	(14.7%)	↓				
Credit cards	53,405	(0.8%)	↑ 0.5%	50.4%	64.3%		
Consumer	68,357	10.4%	3.8%				
	378,383	**0.9%**					
Low-margin segments:							
Corporates	84,447	17.9%	↑			46.6%	33.7%
Government & Financial Entities	94,296	13.5%	↑ 7.4%	49.6%	35.7%		
Mortgages	193,840	12.1%	10.0%				
	372,583	**13.7%**					

Santander

7

7 Strong YoY Loan Growth, Outpacing the Market Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of December 2021 in billion pesos. Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 53.4% 66.3% 46.6% 33.7% 4Q21 4Q20 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments : Middle - market 200,834 3.5% 50.4% 64.3% SMEs 55,787 (14.7%) Credit cards 53,405 (0.8%) 0.5% Consumer 68,357 10.4% 3.8% 378,383 0.9% Low - margin segments : Corporates 84,447 17.9% 49.6% 35.7% Government & Financial Entities 94,296 13.5% 7.4% Mortgages 193,840 12.1% 10.0% 372,583 13.7% System YoY growth 1 +4.6 % Middle - Market 27% Corporates 11% Gov&FinEnt 13% SMEs 7% Mortgages 26% Credit Cards 7% Consumer 9% 2Q21 4Q20 1Q21 3Q21 4Q21 702,769 713,989 710,323 715,759 750,966 +4.9% +6.9%

8 Improved Performance in Consumer Loans. Mortgages and Auto Continue Gaining Market Share Organically Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of December 2021. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 315,602 288,583 4Q20 4Q21 +9.4%  Like U billing represents 10.6% of the total  Usage +17% YoY in December  Maintaining conservative origination criteria  Customers pay balances in full increase to 39.9% in 4Q21 vs 34.1% in 4Q20  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki, Peugeot and Tesla  Market share in Auto reached 12.4% in December ‘21 vs 5.4% a year ago, in process of becoming top three position  Personal loans contracted 18.1% YoY Mortgages 4Q20 1Q21 2Q21 3Q21 4Q21 172,871 177,250 182,652 188,274 193,840 +3.0% +12.1% 4Q20 3Q21 50,989 1Q21 4Q21 2Q21 53,405 53,809 50,807 50,454 +5.8% - 0.8% 61,903 4Q20 2Q21 1Q21 3Q21 4Q21 62,487 64,602 65,612 68,357 +4.2% +10.4% Auto Personal Payroll  Organic growth of +15.9% YoY  One of the top mortgage originators in December, with Hipoteca Plus and Hipoteca Free accounting for 56% and 40% of new mortgages  E2E digital process managing 95% of operations Credit Cards Consumer 1

Digital Adoption Continues Gaining Ground at a Solid Pace

Loyal Customers[1]

Loyal / Active
+7.4%
39%
41%
3,588
3,651
3,712
3,784
3,853
4Q20
1Q21
2Q21
3Q21
4Q21

Digital Customers[1]

+10.0%
5,001
5,110
5,120
5,265
5,499
4Q20
1Q21
2Q21
3Q21
4Q21

Digital Channels

Digital Transactions / Total Transactions[2]

33.5%
42.8%
6%
94%
3%
97%
Internet
Mobile
Dec'20
Dec'21

Products Sales by Channel[3]

41%
59%
56%
44%
Digital
Others
Dec'20
Dec'21

Mobile Customers[1]

Santander

9

9 Digital Adoption Continues Gaining Ground at a Solid Pace Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 4Q20 3Q21 1Q21 2Q21 4Q21 3,588 3,651 3,712 3,784 3,853 +7.4% 2Q21 4Q20 3Q21 5,110 1Q21 4Q21 5,499 5,001 5,120 5,265 +10.0% 4Q20 1Q21 2Q21 3Q21 4Q21 4,685 4,824 4,846 5,006 5,247 +12.0% Dec’21 33.5% Dec’20 6% 94% 3% 42.8% 97% Internet Mobile 41% 56% Dec’20 59% 44% Dec’21 Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channel 3 39% 41% Loyal / Active

Commercial Loans

4Q20 414,186 → +5.1% → 435,364 4Q21

SMEs

72,198
65,655
65,371
60,415
56,448
56,448
55,787
-14.7%
-1.9%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Middle-Market

214,557
205,863
194,058
194,004
198,573
200,885
200,834
+3.5%
-0.0%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Corporates

104,834
91,726
71,641
70,857
65,309
68,033
84,447
+17.9%
+24.1%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Government & Fin. Ent.

87,859
91,291
83,116
98,169
91,750
85,648
94,296
+13.5%
+10.1%
3Q20
4Q20
1Q21
2Q21
3Q21
3Q21
4Q21

10

10 Significant Sequential Pick - Up in Corporate and Government Loans while Middle - Market and SMEs Loans Remained Soft Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 435,364 414,186 4Q20 4Q21 +5.1% SMEs Middle - Market Corporates Government & Fin. Ent . 72,198 1Q21 4Q21 2Q21 2Q20 3Q20 3Q21 4Q20 65,371 65,655 60,415 56,448 56,448 55,787 - 1.9% - 14.7% 214,557 1Q21 2Q20 3Q20 2Q21 4Q20 3Q21 4Q21 198,573 200,834 194,004 194,058 205,863 200,885 - 0.0% +3.5% 104,834 84,447 2Q21 2Q20 3Q20 3Q21 4Q20 68,033 1Q21 4Q21 91,726 71,641 70,857 65,309 +24.1% +17.9% 87,859 2Q21 3Q20 4Q20 91,750 1Q21 3Q21 3Q21 4Q21 91,291 83,116 98,169 85,648 94,296 +10.1% +13.5%

Total Deposits

+2.4%
789,740
772,984
764,444
767,627
766,663
766,336
783,118
+2.2%
Term
36%
34%
32%
30%
28%
26%
28%
Demand
64%
66%
68%
70%
72%
74%
72%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Demand Deposits

+9.0%
517,241
563,834
+8.0%
+9.6%
4Q20
4Q21

Term Deposits[1]

-11.3%
247,203
219,284
+2.9%
-19.8%
4Q20
4Q21
Individuals
Corporate

Mix Demand Deposits

25.2%
74.8%
36.8%
63.2%
2016
4Q21

Mix Term Deposits[1]

21.9%
78.1%
43.4%
56.6%
2016
4Q21
Individuals
Corporate

Santander

11

+9.6% 11 Total Deposit Mix Reflects Strategy Favoring Demand Deposits Over Time Deposits Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. 2) Cost of demand deposits calculated with CNBV Banks as of December 2021. Total Deposits  Strategy to attract deposits boosted individual demand deposits by 8.0% YoY  42 bps YoY drop in demand deposit cost; beating market's decrease 2  Lower interest rate environment favors demand deposits vs term deposits, coupled with our efforts to improve our funding mix 2Q20 766,336 32% 3Q20 66% 4Q20 30% 70% Demand 26% 1Q21 72% 28% 2Q21 36% 74% 28% 3Q21 72% 4Q21 Term 68% 64% 34% 789,740 772,984 764,444 767,627 766,663 783,118 +2.2% +2.4% 517,241 4Q20 563,834 4Q21 +9.0% 247,203 4Q20 4Q21 219,284 - 11.3% +8.0% Individuals Corporate +2.9% - 19.8% Term Deposits 1 Demand Deposits Mix Term Deposits 1 Mix Demand Deposits 2016 4Q21 25.2% 74.8% 36.8% 63.2% 2016 4Q21 21.9% 78.1% 43.4% 56.6% Individuals Corporate

Sound Liquidity and Capital Position

Net Loans to Deposits[1]

88.62%
89.76%
89.50%
90.27%
92.94%
4Q20
1Q21
2Q21
3Q21
4Q21

Debt Maturity

39,863³
39,521
10,225
47,667
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

19.01%
19.73%
18.91%
21.46%
21.56%
14.35
14.81
14.25
14.86
14.84
Tier 2
AT1
CET1
4Q20
1Q21
2Q21
3Q21
4Q21⁴

Santander

Source: Company filings under CNBV GAAP, in million pesos.

12

12 Sound Liquidity and Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.15,327 million of short - term positions. 4) 4Q21 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Strong balance sheet and liquidity position  LCR 2 of 227.55%, well above 100% Banxico regulatory requirement  On December 2021 , Santander announced the decision to redeem in full all of its outstanding U.S.$500 million AT1 notes issued in 2016, with an impact of ~ 130 bps in capital ratio  CET1 ratio increased by 49 bps to 14.84% 14.35 14.81 14.25 14.86 14.84 2Q21 4Q20 Tier 2 1Q21 3Q21 CET1 21.46% 4Q21 4 AT1 19.01% 19.73% 18.91% 21.56% 39,521 10,225 47,667 2026 2025 2023 2022 2027 >2028 2024 39,863 3 4Q21 89.76% 92.94% 3Q21 4Q20 88.62% 1Q21 2Q21 89.50% 90.27%

13 NII Remains Impacted by Soft Retail Volumes and Higher Deposit Interest Expenses Following Increase in Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (4Q21). Year to date ratio = Annualized net interest income (12M21) as percentage of daily average interest earnings assets (12M21). N et Interest Income and NIM 1  NII declined 1.4% YoY , principally due to the combination of: ▪ Lower interest income from investment in securities: - 5.9% ▪ Higher interest expense from demand deposits : +25.4% ▪ Partially compensated by lower interest expense from time deposits : - 8.5%  NIM decreased 4 bps YoY to 4.46% in 4Q21  The average interest rate (TIIE28) in 4Q21 was up 68 bps YoY to 5.18% 2Q21 4.50 4Q20 4.64 4.42 1Q21 4.52 3Q21 4.46 15,585 4Q21 16,272 15,770 15,684 16,046 +2.3% - 1.4% 63,085 4.71 65,188 12M20 4.51 12M21 - 3.2%

14 Insurance and Investment Funds Supported Fees While Credit Cards Still Lagg Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 30% Credit cards 30% Cash management* 21% Investment funds 10% Financial advisory services 6% Purchase - sale of securities and money market transactions 3% 4Q21 4Q20 1Q21 2Q21 3Q21 4,709 4,902 4,873 4,447 4,760 +7.0% +1.1% 12M21 12M20 18,982 18,694 +1.5% Var YoY Var YoY 4Q20 3Q21 4Q21 $$ % 12M20 12M21 $$ % Insurance 1,360 1,304 1,437 77 5.7% 5,191 5,433 242 4.7% Credit cards 1,589 1,214 1,430 (159) (10.0%) 5,714 5,426 (288) (5.0%) Cash management* 1,193 1,214 1,207 14 1.2% 5,038 5,152 114 2.3% Investment funds 414 446 458 44 10.6% 1,610 1,746 136 8.4% Financial advisory services 190 251 278 88 46.3% 1,175 1,298 123 10.5% Purchase - sale of securities and money market transactions 195 234 149 (46) (23.6%) 799 777 (22) (2.8%) Bank correspondents (232) (216) (199) 33 (14.2%) (833) (850) (17) 2.0%

15 Strong Market Related Revenue More than Offset Soft NII and Net Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 2Q21 21,640 4Q20 1Q21 3Q21 4Q21 21,605 21,704 21,885 22,148 +2.5% +2.0% Net Interest Income 72.4% Net Commissions and Fees 21.5% Market related revenue 6.1% 12M21 12M20 90,063 87,098 - 3.3% Var YoY Var YoY 4Q20 3Q21 4Q21 Var $$ Var % 12M20 12M21 Var $$ Var % Net Interest Income 16,272 15,684 16,046 (226) (1.4%) 65,188 63,085 (2,103) (3.2%) Net Commissions and Fees 4,709 4,447 4,760 51 1.1% 18,694 18,982 288 1.5% Market related revenue 723 1,474 1,342 619 85.6% 6,181 5,031 (1,150) (18.6%) Gross Operating Income* 21,704 21,605 22,148 444 2.0% 90,063 87,098 (2,965) (3.3%)

Loan Loss Reserves (LLR)

+36.1%
-2.1%
8,350
4,596
3,152
7,075
5,068
4,385
4,289
-2.2%
21,263
20,817
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

Cost of Risk[1]

+1bps
+1bps
3.14%
3.13%
2.89%
3.15%
2.75%
2.75%
2.90%
+15bps
2.89%
2.90%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

NPL Ratio

Santander

16

12M20 12M21 20,817 21,263 - 2.1% 16 YoY Increase in Cost of Risk Reflects Additional Provisions in 1Q21. NPLs Converging to Pre - Pandemic Levels Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 4Q21 3Q21 2Q20 2.90% 3Q20 4Q20 1Q21 2Q21 3.13% 3.14% 2.89% 3.15% 2.75% 2.75% +15bps +1 bps 8,350 3Q20 2Q20 1Q21 4Q20 2Q21 3Q21 4Q21 4,596 3,152 7,075 4,289 5,068 4,385 - 2.2% +36.1% 12M20 12M21 2.89% 2.90% +1 bps 4Q20 3Q21 4Q21 Var YoY (bps) Var QoQ (bps) Consumer 6.52% 3.51% 3.09% (343) (42) Credit Card 7.46% 4.18% 3.56% (390) (62) Other consumer 5.69% 3.00% 2.73% (296) (27) Mortgages 4.54% 4.85% 4.25% (29) (60) Commercial 2 1.51% 1.75% 1.01% (50) (74) SMEs 5.21% 4.05% 2.80% (241) (125) NPL ratio 3.08% 2.85% 2.18% (90) (67)

Administrative & Promotional Expenses Higher on Impacted by Extraordinary Charges

Administrative & Promotional Expenses

+13.8%
+5.7%
11,102
9,894
9,955
10,750
12,636[1]
+17.5%
40,915
43,235[1]
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

Efficiency[2]

+394bps
+433bps
52.06%
46.62%
47.59%
50.97%
56.00%
+503bps
46.06%
50.39%
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

Expenses Breakdown & Performance

Santander

17

12M20 46.06% 12M21 50.39% +433 bps 40,915 12M20 43,235 1 12M21 +5.7% 17 Administrative & Promotional Expenses Higher on Impacted by Extraordinary Charges Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Includes Ps.959 million due to a changes in Mexican lesgislation regarding the PTU payment. 2) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (4Q21*4). Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M21). Administrative & Promotional Expenses Efficiency 2 10,750 4Q20 9,894 2Q21 11,102 1Q21 3Q21 4Q21 12,636 1 9,955 +17.5% +13.8% 46.62% 4Q20 1Q21 2Q21 3Q21 4Q21 52.06% 47.59% 50.97% 56.00% +503bps +394 bps Expenses Breakdown & Performance Var YoY Var YoY 4Q20 3Q21 4Q21 $$ % 12M20 12M21 $$ % Personnel 4,024 4,275 5,665 1,641 40.8% 15,263 17,934 2,671 17.5% Administrative expenses 3,198 2,820 2,790 (408) (12.8%) 12,131 10,723 (1,408) (11.6%) Technology services (IT) 1,743 1,504 2,057 314 18.0% 5,403 6,079 676 12.5% Depreciation and amortization 1,161 1,201 1,154 (7) (0.6%) 4,259 4,698 439 10.3% IPAB 976 950 970 (6) (0.6%) 3,859 3,801 (58) (1.5%) Administrative & prom 1,534 13.8% 2,320 5.7%

Net Income
-4.3%
-10.3%
5,480
3,279
4,713
4,843
5,245
+8.3%
20,154
18,080
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

ROAE[1]
-181bps
-242bps
14.73%
8.24%
11.83%
11.96%
12.92%
+96bps
13.55%
11.13%
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

Effective Tax Rate
-1,588bps
-729bps
23.36%
24.26%
20.72%
19.27%
7.48%
-1,179bps
24.89%
17.60%
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

Profit Before Taxes
-20.7%
-18.2%
7,150
4,329
5,945
5,999
5,669
-5.5%
26,831
21,942
4Q20
1Q21
2Q21
3Q21
4Q21
12M20
12M21

Santander

18

12M20 12M21 20,154 18,080 - 10.3% 18 Lower Profitability due to Normalization in Provisions; ROAE Still Impacted by Excess Capital Source : Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q20,4Q21). Year to date ratio = Annualized cumulative net income as percentage of average equity (4Q20,4Q21). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 4Q20 1Q21 2Q21 3Q21 4Q21 5,480 3,279 4,713 4,843 5,245 +8.3% - 4.3% 4Q21 3Q21 2Q21 4Q20 1Q21 14.73% 12.92% 8.24% 11.83% 11.96% +96bps - 181bps 4Q20 1Q21 2Q21 3Q21 4Q21 23.36% 24.26% 20.72% 19.27% 7.48% - 1,179bps - 1,588bps 5,945 3Q21 4Q20 1Q21 2Q21 4Q21 5,669 7,150 4,329 5,999 - 5.5% - 20.7% 12M20 12M21 13.55% 11.13% - 242bps 24.89% 12M20 12M21 17.60% - 729bps 12M20 12M21 21,942 26,831 - 18.2%

2022 Guidance 19 Metrics 2022 Target Total Loans Δ 8% − 10% Total Deposits Δ 6% − 8% Cost of Risk 2.7% − 2.9 % Expenses Δ 3% − 4% Tax Rate 24% − 25% Net Income Δ 10% − 12%

Questions and Answers

21 Annexes

Further Embedding ESG to Build a More Responsible Bank

Environmental: supporting the green transition

Helping customers go green

- **ESG Solutions:** Financial advisor::

1 Sustainability Linked Loan
Co-ESG advisor (Coppel)

1 Green Bond
ARCA CONTINENTAL

1 Sustainable Bond
Coca-Cola FEMSA

Going green ourselves

Carbon Neutral in our own operations

International Renewable Energy Certificates (IRECs).

Social: building a more inclusive society

Talented & diverse team

Top **9** company to work for[2]

18.03% women in leadership positions

Financially empowering people

1,382,996 people since 2019[1]

Supporting society

193,501 people helped since 2019[1]

94,945 scholarships granted since 2019[1]

Governance: doing business the right way

A strong culture

Simple, Personal, Fair

Taking ESG criteria into account when determining **remuneration**

An independent, diverse Board

54% Independent directors[3]

36.4% Women on Board

Other programmes:

D&I Committee with 4 sponsors:

Santander

Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA

SAM Sustainability Award Industry mover 2020

22

22 1) H2’21 accumulative data not audited. 2) The ninth position of the ranking is maintained as in 2020 since they publish the TopCompanies 2021 ranking until the first fortnight of May 2022, so it remains the current position to date. 3) 6 out of 11 proprietary members are independent. Going green ourselves Environmental: supporting the green transition Social: building a more inclusive society Helping customers go green Financially empowering people 1,382,996 people since 2019 1 Governance: doing business the right way Supporting society 193,501 people helped since 2019 1 94,945 scholarships granted since 2019 1 Talented & diverse team An independent, diverse Board A strong culture Simple, Personal, Fair Taking ESG criteria into account when determining remuneration 54% Independent directors 3 36.4 % Women on Board • ESG Solutions : Financial advisor :: Carbon Neutral in our own operations Other programmes: D&I Committee with 4 sponsors: 1. Female Talent 2. LGBT+ 3. Disabilities 4. Generational Talent • Recognized as Outstanding Leader in Sustainable Finance in Latin America by Global Finance Magazine . 1 Sustainability Linked Loan Co - ESG advisor ( Coppel ) Recognized by International Finance Magazine as Best Financial Inclusion Bank in Mexico. 18.03% women in leadership positions Top 9 company to work for 2 International Renewable Energy Certificates (IRECs). • Santander Mexico Sustainable Forum: brought together ESG leading voices, companies, investors and clients. 1 Green Bond ARCA CONTINENTAL 1 Sustainable Bond Coca - Cola FEMSA Further Embedding ESG to Build a More Responsible Bank

Macroeconomic

GDP Growth (%)
5.9
5.7*
2.9
2.8*
1.9
2.4*
-0.2
-8.3
2019
2020
2021E
2022E
2023E

Average Exchange Rate
(MXP/USD)
20.3
20.6
20.9
19.3
21.5
20.2*
20.7*
21.0*
2019
2020
2021E
2022E
2023E

Annual Inflation Rate (%)
6.4
7.4*
3.7
4.3*
3.5
3.8*
2.8
3.2
2019
2020
2021E
2022E
2023E

Central Bank Monetary Policy
(%, end of year)
5.75
5.25
5.00
7.25
6.75*
7.25*
5.50*
4.25
2019
2020
2021E
2022E
2023E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

23

23 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) - 0.2 2021E 2019 2020 2022E - 8.3 2023E 5.7 * 2.8 * 2.4 * 19.3 21.5 2019 2021E 2020 2022E 2023E 21.0 * 20.2 * 20.7 * 2.8 3.2 2019 2020 2021E 2022E 2023E 3.8 * 7.4 * 4.3 * 7.25 4.25 2021E 2020 2019 2022E 5.50 * 2023E 6.75 * 7.25 * 5.9 5.25 5.75 2.9 1.9 20.3 20.6 20.9 3.7 6.4 3.5 5.00

24 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 4Q20 3Q20 4Q21 QoQ YoY 12M20 12M21 YoY Interest income 26,541 24,949 26,848 7.6 1.2 114,274 101,994 (10.7) Interest expense (10,269) (9,265) (10,802) 16.6 5.2 (49,086) (38,909) (20.7) Net interest income 16,272 15,684 16,046 2.3 (1.4) 65,188 63,085 (3.2) Provisions for loan losses (3,152) (4,385) (4,289) (2.2) 36.1 (21,263) (20,817) (2.1) Net interest income after provisions for loan losses 13,120 11,299 11,757 4.1 (10.4) 43,925 42,268 (3.8) Commission and fee income 6,201 6,298 6,943 10.2 12.0 24,556 26,438 7.7 Commission and fee expense (1,492) (1,851) (2,183) 17.9 46.3 (5,862) (7,456) 27.2 Net gain (loss) on financial assets and liabilities 723 1,474 1,342 (9.0) 85.6 6,181 5,031 (18.6) Other operating income (379) (514) 416 — — (1,232) (1,304) 5.8 Administrative and promotional expenses (11,102) (10,750) (12,636) 17.5 13.8 (40,915) (43,235) 5.7 Operating income 7,071 5,956 5,639 (5.3) (20.3) 26,653 21,742 (18.4) Equity in results of associated companies 79 43 30 (30.2) (62.0) 178 200 12.4 Operating income before income taxes 7,150 5,999 5,669 (5.5) (20.7) 26,831 21,942 (18.2) Current income taxes (1,065) (1,204) (1,049) (12.9) (1.5) (7,496) (3,777) (49.6) Deferred income taxes (net) (605) 48 625 — — 819 (85) (110.4) Net income 5,480 4,843 5,245 8.3 (4.3) 20,154 18,080 (10.3)

25 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Dec - 20 Sep - 21 Dec - 21 QoQ YoY Funds available 94,802 96,797 80,835 (16.5) (14.7) Margin accounts 4,122 3,938 6,261 59.0 51.9 Investment in securities 575,415 511,341 516,562 1.0 (10.2) Debtors under sale and repurchase agreements 62,294 16,493 2,043 (87.6) (96.7) Derivatives 304,687 198,255 190,722 (3.8) (37.4) Valuation adjustment for hedged financial assets 281 89 63 (29.2) (77.6) Total loan portafolio 702,769 715,759 750,966 4.9 6.9 Allowance for loan losses (25,291) (23,955) (23,174) (3.3) (8.4) Loan portafolio (net) 677,478 691,804 727,792 5.2 7.4 Accrued income receivable from securitization transactions 160 0 0 — (100.0) Other receivables (net) 93,628 105,849 69,331 (34.5) (26.0) Foreclosed assets (net) 135 118 212 79.7 57.0 Property, furniture and fixtures (net) 12,376 11,633 12,760 9.7 3.1 Long - term investment in shares 1,091 2,225 1,470 (33.9) 34.7 Deferred taxes and deferred profit sharing (net) 19,225 19,423 19,351 (0.4) 0.7 Deferred charges, advance payments and intangibles 10,477 11,128 12,204 9.7 16.5 Other 42 45 46 2.2 9.5 Total assets 1,856,213 1,669,138 1,639,652 (1.8) (11.7) Deposits 845,107 843,310 868,635 3.0 2.8 Bank and other loans 47,876 33,841 28,770 (15.0) (39.9) Creditors under sale and repurchase agreements 335,429 189,565 196,858 3.8 (41.3) Collateral sold or pledged as guarantee 15,610 20,841 20,082 (3.6) 28.6 Derivatives 305,465 196,960 184,872 (6.1) (39.5) Other payables 111,181 167,486 122,179 (27.1) 9.9 Subordinated credit notes 36,182 51,379 51,643 0.5 42.7 Deferred revenues and other advances 492 736 719 (2.3) 46.1 Total liabilities 1,697,342 1,504,118 1,473,758 (2.0) (13.2) Total stockholders' equity 158,871 165,020 165,894 0.5 4.4

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